Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


04045310

SUPPL

MACQUARIE
BANK

1 October 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find enclosed relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934. The enclosed information is being provided solely because such information is required to be filed with the Australian Stock Exchange (on which Macquarie Bank's securities are traded) and has been so filed, and the information was made public in Australia by the Australian Stock Exchange.

Yours faithfully

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

24 September 2004


OCT 04 2004
MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

Dear Sir/Madam

MACQUARIE BANK TIER 1 CAPITAL ELIGIBLE SECURITIES – OFFERING CIRCULAR

Further to the announcement on 15 September 2004 regarding the pricing of the £350 million Tier 1 capital-eligible securities raising, please be advised that the raising has been completed. Attached is the offering circular for the issue of the securities, as lodged with the Luxembourg stock exchange.

The securities will not be registered under the U.S. Securities Act of 1933, as amended.

[Stabilisation: FSA/IPMA].

Yours faithfully

Dennis Leong
Company Secretary

IMPORTANT NOTICE

NOT FOR DISTRIBUTION TO ANY U.S. PERSON OR TO ANY PERSON OR ADDRESS IN THE U.S.

IMPORTANT: You must read the following before continuing. The following applies to the offering circular following this page, and you are therefore advised to read this carefully before reading, accessing or making any other use of the offering circular. In accessing the offering circular, you agree to be bound by the following terms and conditions, including any modifications to them any time you receive any information from us as a result of such access.

NOTHING IN THIS ELECTRONIC TRANSMISSION CONSTITUTES AN OFFER OF PREFERRED SECURITIES FOR SALE IN THE UNITED STATES OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. THE PREFERRED SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE U.S. OR OTHER JURISDICTION AND THE PREFERRED SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE U.S. OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT), EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE OR LOCAL SECURITIES LAWS.

THE FOLLOWING OFFERING CIRCULAR MAY NOT BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER, AND IN PARTICULAR, MAY NOT BE FORWARDED TO ANY U.S. PERSON OR TO ANY U.S. ADDRESS. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT IN WHOLE OR IN PART IS UNAUTHORISED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

Confirmation of your representation: In order to be eligible to view this offering circular or make an investment decision with respect to the Preferred Securities, investors must not be a U.S. person (within the meaning of Regulation S under the Securities Act). This offering circular is being sent at your request and by accepting the e-mail and accessing this offering circular, you shall be deemed to have represented to us that you are not a U.S. person; the electronic mail address that you gave us and to which this e-mail has been delivered is not located in the U.S., its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any State of the United States or the District of Columbia; and that you consent to delivery of such offering circular by electronic transmission.

You are reminded that this offering circular has been delivered to you on the basis that you are a person into whose possession this offering circular may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver this offering circular to any other person.

The materials relating to the offering do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the managers or any affiliate of the managers is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the managers or such affiliate on behalf of the Issuer in such jurisdiction.

This offering circular has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently neither J.P. Morgan Securities Ltd. nor Barclays Bank PLC nor any person who controls any of such managers nor any director, officer, employee nor agent or affiliate of any such person, or Macquarie Capital Funding L.P., Macquarie Bank Limited or Macquarie Capital Funding (GP) Limited nor any director, officer, employee nor agent or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the offering circular distributed to you in electronic format and the hard copy version available to you on request from J.P. Morgan Securities Ltd. or Barclays Bank PLC.

OFFERING CIRCULAR


MACQUARIE

Macquarie Capital Funding L.P.

(established in Jersey as a limited partnership under the Limited Partnerships (Jersey) Law 1994)

£350,000,000
6.177% Guaranteed Non-cumulative Step-up Perpetual Preferred Securities

having the benefit of a subordinated guarantee of

Macquarie Bank Limited

(ABN 46 008 583 542)

(incorporated with limited liability in the Commonwealth of Australia)

Issue Price: £50,000 per Preferred Security

The £350,000,000 6.177% Guaranteed Non-cumulative Step-up Perpetual Preferred Securities (the "**Preferred Securities**"), each issued for a capital contribution of £50,000 (referred to herein as the "**Nominal Amount**"), representing limited partnership interests in Macquarie Capital Funding L.P. (the "**Issuer**"), will be issued on 22nd September 2004 (the "**Issue Date**"). The Preferred Securities will entitle investors, subject to certain conditions described herein, to receive non-cumulative cash distributions ("**Distributions**"). The first Distribution of £1,738.34 per £50,000 Nominal Amount of Preferred Securities will, if payable, be paid on 15th April 2005, and will be in respect of the period from (and including) the Issue Date to (but excluding) 15th April 2005. Subsequent Distributions will, if payable, be paid semi-annually in arrear in equal instalments on 15th April and 15th October in each year and in respect of each such Distribution falling up to and including 15th April 2020 (the "**First Optional Redemption Date**") shall be £1,544.25 per £50,000 Nominal Amount of Preferred Securities. See "*Description of the Preferred Securities – Distributions*". Subject as aforesaid, Distributions shall accrue from (and including) the Issue Date to (but excluding) the First Optional Redemption Date at a fixed rate per annum of 6.177% and thereafter, in respect of each Reset Period, at the rate per annum equal to the sum of the Five Year Benchmark Gilt Rate for the relevant Distribution Period and the Margin.

See "*Investment Considerations*" for a discussion of certain factors that should be considered by prospective investors.

The Issuer is a Jersey limited partnership and is not a legal entity separate from its partners. All obligations of the Issuer to make payments due in accordance with the terms of the Preferred Securities are guaranteed on a subordinated basis pursuant to a guarantee dated 22nd September 2004 (the "**Guarantee**") given by Macquarie Bank Limited (the "**Bank**"). See "*Description of the Guarantee*".

The Preferred Securities are perpetual securities and not subject to any mandatory redemption provisions. The Preferred Securities may be redeemed, at the option of Macquarie Capital Funding (GP) Limited, a wholly owned Jersey incorporated subsidiary of the Bank, as general partner of the Issuer (the "**General Partner**"), on the First Optional Redemption Date or on each fifth anniversary thereafter, in whole but not in part, at £50,000 per Preferred Security, subject to the prior approval of the Australian Prudential Regulation Authority, or any successor organisation thereto in the Commonwealth of Australia ("**APRA**"). The Preferred Securities may also be redeemed, at the option of the General Partner, in whole but not in part, at any time following the occurrence of a Withholding Tax Event, an Other Tax Event or a Regulatory Event. Under existing regulations, neither the Issuer nor the Bank nor any of the Bank's subsidiaries may redeem or purchase any Preferred Securities unless APRA has given its prior approval. See "*Description of the Preferred Securities – Redemption and Purchase*".

In certain circumstances, the Preferred Securities may be substituted by Substituted Preference Shares (as described herein). See "*Description of the Preferred Securities – Substitution by Substituted Preference Shares*".

In the event of the dissolution or winding-up of the Issuer, holders of Preferred Securities will be entitled, subject to satisfaction of certain conditions, to receive a Liquidation Distribution. See "*Description of the Preferred Securities – Liquidation Distributions*".

Unless expressly indicated otherwise, the terms and expressions used herein shall have the same meaning as given to them in the "*Description of the Preferred Securities*".

Application has been made to list the Preferred Securities on the Luxembourg Stock Exchange. The Preferred Securities will be represented by a single global certificate in registered form (the "**Global Certificate**") registered in the name of a nominee of, and deposited with, a common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme, Luxembourg ("**Clearstream, Luxembourg**"). Preferred Securities issued in definitive certificated form will only be available in certain limited circumstances. See "*Summary of Provisions relating to the Preferred Securities in Global Form*".

JPMorgan **Barclays Capital**

17th September 2004

Each of the General Partner, acting on behalf of the Issuer, and the Bank accept responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the General Partner and the Bank (which have taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

*Each of the General Partner (in relation to itself, the Issuer and the Preferred Securities only), and the Bank, having made all reasonable enquiries, confirms that this Offering Circular contains all information with respect to the Issuer, the General Partner, the Bank and its subsidiaries taken as a whole (the "**Group**") and the Preferred Securities that is material in the context of the issue and offering of the Preferred Securities, the statements contained in it are in every material particular true and accurate and not misleading, the opinions and intentions expressed in this Offering Circular are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions, there are no other facts in relation to the Issuer, the General Partner, the Bank, the Group or the Preferred Securities the omission of which would, in the context of the issue and offering of the Preferred Securities, make any statement in this Offering Circular misleading in any material respect and all reasonable enquiries have been made by the Bank to ascertain such facts and verify the accuracy of all such information and statements.*

Any reference in this Offering Circular to an action taken by the Issuer shall be taken to mean an action taken by the General Partner on behalf of the Issuer.

Neither the Issuer nor the Bank has authorised the making or provision of any representation or information regarding the Issuer, the Bank or the Preferred Securities other than as contained in this Offering Circular or as approved for such purpose by the Issuer and the Bank. Any such representation or information should not be relied upon as having been authorised by the Issuer, the General Partner, the Bank or the Managers (as defined in "Subscription and Sale").

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Preferred Securities shall in any circumstances create any implication that there has been no adverse change, or any event reasonably likely to involve any adverse change, in the condition (financial or otherwise) of the Issuer or the Bank since the date of this Offering Circular.

Prospective investors should inform themselves as to the legal requirements and tax consequences within the countries of their residence and domicile for or of the acquisition, holding or disposal by them of Preferred Securities and any foreign exchange restrictions that might be relevant to them. This Offering Circular does not constitute an offer of or an invitation by or on behalf of the Issuer or any of its partners or the Bank or the Managers to subscribe for or purchase any of the Preferred Securities.

Investors should satisfy themselves that they understand all the risks associated with making investments in the Preferred Securities. If a prospective investor is in any doubt whatsoever as to the risks involved in investing in the Preferred Securities, he should consult his professional advisers. This Offering Circular does not constitute investment advice or a recommendation or a statement of opinion (or a report of any of those things) that any person buy, subscribe for or underwrite any Preferred Securities by the Issuer or any of its partners, the Bank or the Managers.

Each purchaser of the Preferred Securities must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the Preferred Securities or possesses or distributes this Offering Circular and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Preferred Securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and none of the General Partner, the Issuer, the Bank or the Managers shall have any responsibility therefor.

The distribution of this Offering Circular and the offering of the Preferred Securities in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the General Partner, the Issuer, the Bank and the Managers to inform themselves about, and to observe, any such restrictions. In particular, there are restrictions on the distribution of this Offering Circular, and the offer and sale of the Preferred Securities, in the United States, Australia, Jersey, the United Kingdom, the Republic of France, Germany and the Netherlands. See "Subscription and Sale".

No action has been taken to permit a public offering of the Preferred Securities in any jurisdiction where action would be required for such purpose. Accordingly, the Preferred Securities may not be offered or sold, directly or indirectly, and this Offering Circular may not be distributed in any jurisdiction, except in accordance with the legal requirements applicable in that jurisdiction. In particular, the Preferred Securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended. Subject to certain exceptions, the Preferred Securities may not be offered, sold or delivered within the United States or to U.S. persons. A further

description of certain restrictions of the offering and sale of the Preferred Securities and on the distribution of this Offering Circular is given under "Subscription and Sale".

The Jersey Financial Services Commission has given and has not withdrawn its consent under Article 8 of the Control of Borrowing (Jersey) Order 1958 to the creation by the Issuer of the Preferred Securities. The Jersey Financial Services Commission is protected by the Borrowing (Control) (Jersey) Law 1947, as amended, against liability arising from the discharge of its functions under that law.

Nothing in this Offering Circular or anything communicated to Holders of, or investors in, the Preferred Securities (or any such potential Holders or investors) by the General Partner is intended to constitute or should be construed as advice on the merits of the purchase of, or subscription for, the Preferred Securities or the exercise of any rights attached thereto for the purposes of the Financial Services (Jersey) Law 1998, as amended.

An investment in the Preferred Securities is only suitable for financially sophisticated investors who are capable of evaluating the merits and risks of such investment and who have sufficient resources to be able to bear any losses which may result from such an investment.

*This Offering Circular is for distribution only to persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments, (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended), or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**"))* in connection with the issue or sale of any Preferred Securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "***relevant persons***"). *This Offering Circular is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Offering Circular relates is available only to relevant persons and will be engaged in only with relevant persons.*

This Offering Circular may only be used for the purposes for which it has been published.

In connection with the issue of the Preferred Securities, J.P. Morgan Securities Ltd. (the "Stabilising Manager") (or any person acting for it) may over-allot or effect transactions outside Australia with a view to supporting the market price of the Preferred Securities at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilising shall be in compliance with all applicable laws, regulations and rules.

Presentation of Financial Information

In this Offering Circular, references to "**£**", "**sterling**" and "**Pounds Sterling**" are to the lawful currency of the United Kingdom, references to "**A$**", "**Australian Dollars**" and "**cents**" are to the lawful currency of the Commonwealth of Australia, references to "**euro**" are to the currency introduced at the start of the third stage of European Economic and Monetary Union, pursuant to the Treaty establishing the European Community, as amended from time to time and references to "**Yen**" are to the lawful currency of Japan.

Table of Contents

	Page
Documents Incorporated by Reference	5
Summary of the Offering	6
Use of Proceeds	13
Investment Considerations	14
Macquarie Capital Funding L.P.	18
Macquarie Bank Limited	20
Capitalisation and Indebtedness of Macquarie Bank Limited and its Controlled Entities	33
Financial Information Relating to Macquarie Bank Limited	34
Description of the Preferred Securities	37
Summary of Provisions Relating to the Preferred Securities in Global Form	54
Description of the Guarantee	55
Description of the Substituted Preference Shares	63
Regulatory Environment	79
Taxation	82
Subscription and Sale	88
General Information	90

Documents Incorporated by Reference

The annual reports of the Bank and its controlled entities, including the audited non-consolidated annual accounts and financial statements of the Bank and the audited consolidated annual accounts and financial statements of the Bank and its controlled entities (and the auditors' report in respect of such annual accounts and financial statements) for the years ended 31st March 2004 and 31st March 2003 shall be deemed to be incorporated in, and to form part of, this Offering Circular. Such financial statements will be available free of charge at the offices of the Paying and Transfer Agents.

Summary of the Offering

The following is qualified in its entirety, including defined terms, by the more detailed information included elsewhere in this Offering Circular. Capitalised terms used but not defined in this summary shall bear the respective meanings ascribed to them under "Description of the Preferred Securities" below. Prospective investors should also consider carefully, amongst other things, the factors set out under "Investment Considerations" below.

Issuer:

Macquarie Capital Funding L.P., a limited partnership established in Jersey and registered under the Limited Partnerships (Jersey) Law 1994, as amended (the "**Law**"). The Issuer is not a legal entity separate from its partners and has no operating history. The Issuer will be consolidated in the group accounts of Macquarie Bank Limited (the "**Bank**"). The sole general partner of the Issuer is Macquarie Capital Funding (GP) Limited (the "**General Partner**"), a wholly owned Jersey incorporated subsidiary of the Bank.

Guarantor:

Macquarie Bank Limited. The Bank will guarantee pursuant to the Guarantee (to the extent provided therein), on a subordinated basis, all payments due and payable in accordance with the terms of the Preferred Securities.

Issue Details:

£350,000,000 6.177% Guaranteed Non-cumulative Step-up Perpetual Preferred Securities, each with a Nominal Amount of £50,000, representing limited partnership interests in the Issuer (the "**Preferred Securities**").

The Preferred Securities, together with the Guarantee and the provision for substitution of the Substituted Preference Shares (see below), are intended to provide investors with rights to income and distributions upon liquidation of the Bank that, as nearly as possible, are equivalent to the rights they would have had if they had purchased non-cumulative perpetual preference shares of the Bank.

The proceeds from the issue of the Preferred Securities will be used by the Issuer to purchase the £350,000,000 6.177% Convertible Debentures issued by the Bank, acting through its London branch, on the Issue Date (the "**Convertible Debentures**").

The Convertible Debentures will be eligible for inclusion in the Total Capital Ratio and the Tier 1 Capital Ratio of the Bank (on a Level 1 basis) and the Preferred Securities will be eligible for inclusion in the Total Capital Ratio and the Tier 1 Capital Ratio of the Group (on a Level 2 basis). See "*Regulatory Environment*".

Income Distributions:

Non-cumulative distributions ("**Distributions**") will accrue on the Nominal Amount of the Preferred Securities:

(a) from (and including) 22nd September 2004 (the "**Issue Date**") to (but excluding) the First Optional Redemption Date at a fixed rate of 6.177% per annum payable semi-annually in arrear in equal instalments on 15th April and 15th October in each year (each such Distribution shall be £1,544.25 per £50,000 Nominal Amount of Preferred Securities), except that there will be a long first Distribution with the first Distribution of £1,738.34 per Preferred Security of £50,000 Nominal Amount being payable on 15th April 2005; and

(b) from (and including) the First Optional Redemption Date, for each successive five year period, at a rate determined as being equal to the sum of the Five Year Benchmark Gilt Rate for the relevant five year period and the Margin, in each case payable semi-annually in arrear in equal instalments,

subject in each case to "*Limitations on Payment*" below.

See "*Description of the Preferred Securities – Distributions*".

Distribution Dates:

Distributions will, if payable, be paid on 15th April and 15th October in each year beginning on 15th April 2005. The first such Distribution will be calculated in respect of the period from (and including) the Issue Date to (but

excluding) 15th April 2005 and subsequent Distributions will be calculated in respect of the period from (and including) one Distribution Date to (but excluding) the next following Distribution Date. The date on which a Distribution will, if payable, be paid is referred to as a "**Distribution Date**".

Limitations on Payment:

The Issuer will pay Distributions out of, and only to the extent of, its legally available resources on each Distribution Date. A Distribution will only be payable to the extent that the Bank, in its sole discretion, informs the General Partner in writing no later than the relevant Record Date that such Distribution should be paid. A Distribution will not however be paid on the Preferred Securities in respect of any Distribution Period to the extent that:

(a) the Bank does not have profits after tax available for distribution in accordance with the Corporations Act 2001 of Australia (the "**Corporations Act**") (as disclosed in the latest publicly available financial results of the Bank) exceeding the amount of such Distribution on the relevant Record Date or is otherwise precluded from paying a dividend on any class of capital by the Corporations Act;

(b) a Capital Deficiency Event has occurred and is continuing, unless APRA has given its prior approval to the payment of the Distribution;

(c) the amount of the Distribution exceeds the amount of Available Profits, unless APRA has given its prior approval to the payment of the Distribution; or

(d) APRA has otherwise objected to the payment of the Distribution.

See "*Description of the Preferred Securities – Distributions*".

Dividend Stopper:

The Bank will covenant under the Guarantee that, if for any Distribution Period, Distributions have not been paid in full within five Business Days of the relevant Distribution Date, by reason of the limitations on payment described above, the Bank will not, and the Bank will procure that no Subsidiary of the Bank will, subject to certain exceptions:

(a) pay any interest, dividends or other distributions or payments in respect of Parity Obligations or in respect of the Bank's ordinary shares or any other securities or obligations of the Bank over which Substituted Preference Shares would rank in priority for participation in profits; or

(b) (if permitted) effect any redemption, reduction, cancellation or repurchase of any Parity Obligations or the Bank's ordinary shares or any other securities or obligations of the Bank over which Substituted Preference Shares would rank in priority for participation in profits,

until, in the case of both (a) and (b), an Optional Distribution equal to the amount of any Distribution (or part thereof) missed during the past 12 months is paid or until after the second consecutive following Distribution Date on which a Distribution in respect of the Preferred Securities is paid in full.

No Fixed Maturity:

The Preferred Securities are perpetual securities and have no maturity date. The Preferred Securities may be redeemed at the option of the General Partner in the circumstances described under "*Optional Redemption*", "*Tax Call*" and "*Regulatory Call*" below.

Optional Redemption:

The Preferred Securities are redeemable, in whole but not in part and subject to the Law and the prior approval of APRA (if such approval is then required), at the option of the General Partner on the First Optional Redemption Date or on each fifth anniversary thereafter at the Optional Redemption Price.

The "**Optional Redemption Price**" of each of the Preferred Securities is an amount equal to its Nominal Amount plus accrued and unpaid Distributions in respect of the most recent Distribution Period up to the Early Redemption Date and any Additional Amounts remaining unpaid.

See "*Description of the Preferred Securities – Redemption and Purchase*".

Tax Call:

Subject as provided herein, the Preferred Securities are redeemable, in whole but not in part and subject to the Law and the prior approval of APRA (if such approval is then required), at the option of the General Partner at any time that a Withholding Tax Event or an Other Tax Event (each as defined below) has occurred and is continuing.

The price payable on such redemption in respect of each Preferred Security shall be:

(a) in the case of a Withholding Tax Event, the Optional Redemption Price; or

(b) in the case of an Other Tax Event, the Make Whole Redemption Price.

See "*Description of the Preferred Securities – Redemption and Purchase*".

Withholding Tax Event:

"**Withholding Tax Event**" means that the Bank has received an opinion of competent tax counsel to the effect that there has been a Tax Law Change (as defined in "*Description of the Preferred Securities*" – see page 43) and that following the occurrence of such Tax Law Change there is more than an insubstantial risk that any payment on the Preferred Securities (or the Convertible Debentures or any Permissible Replacement Assets whilst, in either case, they remain an asset of the Issuer) is, or will be subject to an amount of withholding or deduction in respect of any relevant tax, for which the Issuer (or the Bank's London branch, the Bank or any member of the Group which is an obligor in respect of any Permissible Replacement Assets, as the case may be) must pay Additional Amounts as provided or referred to in paragraph 6 of the "*Description of the Preferred Securities*" (or under an equivalent provision in relation to the Convertible Debentures or the relevant Permissible Replacement Assets), being in any such case amounts which were not, or would not have been, payable as at the issue date of the Preferred Securities (or the Convertible Debentures or the relevant Permissible Replacement Assets, as the case may be), provided that for the purposes of this provision, "Permissible Replacement Assets" shall exclude any Preference Shares of the Bank.

Other Tax Event:

"**Other Tax Event**" means any Tax Law Change (other than a Tax Law Change which would result in a Withholding Tax Event) that occurs, which would result in there being more than an insubstantial risk that any of the Issuer, the General Partner, the Bank, the Bank's London branch or any member of the Group which is an obligor in respect of any Permissible Replacement Assets would be exposed to more than a *de minimis* increase in its costs (including, without limitation, a more than *de minimis* adverse change in the deductibility of interest payments on the Convertible Debentures under the tax law applicable to the Bank's London branch through which the Convertible Debentures are issued) in relation to the Preferred Securities (or the Convertible Debentures or any Permissible Replacement Assets whilst, in either case, they remain an asset of the Issuer), as a result of any taxes, duties or other governmental charges. Notwithstanding the foregoing, an Other Tax Event will not occur if the increase in cost to the Bank is attributable to a restriction or denial of any tax deduction in respect of interest on the Convertible Debentures in the computation of the profits of the Bank's London branch for United Kingdom corporation tax purposes by virtue of the application of Section 11AA of the Income and Corporation Taxes Act 1988, or any re-enactment thereof in the same form as is in effect on 17th September 2004.

Regulatory Call:

The Preferred Securities are redeemable, in whole but not in part and subject to the Law and the prior approval of APRA (if such approval is then required), at the option of the General Partner at any time a Regulatory Event (as defined in "*Description of the Preferred Securities*" – see page 42) has occurred and is continuing.

The price payable on such redemption in respect of each Preferred Security shall be an amount equal to the Make Whole Redemption Price.

See "*Description of the Preferred Securities – Redemption and Purchase*".

Regulatory Event: A Regulatory Event comprises adverse changes in the capital treatment of the Preferred Securities, Convertible Debentures or any Permissible Replacement Assets because of the introduction of, or an amendment or clarification to or change in (or announcement of a prospective introduction of, amendment or clarification to or change in) a law or regulation of Australia or any state or territory thereof or any direction, order, requirement, guideline or statement of APRA.

See the definitions of "Regulatory Effect" and "Regulatory Event" in "*Description of the Preferred Securities*" on pages 41 and 42 respectively.

Substitution by Substituted Preference Shares: If either (a) a Capital Deficiency Event (as defined in "*Description of the Preferred Securities*" – see page 37) or (b) an Insolvency Event (as defined in "*Description of the Preferred Securities*" – see page 39) has occurred and is continuing and (in the case of a Capital Deficiency Event) APRA requests substitution, the Preferred Securities shall be substituted by fully paid preference shares (the "**Substituted Preference Shares**") issued directly by the Bank (the "**Preferred Securities Substitution**") on the Substitution Date.

See "*Description of the Preferred Securities – Substitution by Substituted Preference Shares*".

Substituted Preference Shares: The Substituted Preference Shares will be fully-paid non-cumulative redeemable perpetual preference shares issued by the Bank having the terms set out below under "*Description of the Substituted Preference Shares*".

On the Substitution Date, each Preferred Security of £50,000 in Nominal Amount will be substituted for 50 Substituted Preference Shares which will have a liquidation preference of £1,000 each.

Payments under Substituted Preference Shares with respect to dividends and amounts payable on liquidation may, under current Australian law, be subject to Australian withholding taxes. See "*Taxation – Australian Taxation – 1. Australian Withholding Tax – Payments of dividends on the Substituted Preference Shares*". Subject to applicable law, if such payments are subject to Australian withholding taxes the Bank will pay such additional amounts by way of extra dividend to holders of the Substituted Preference Shares as may be necessary in order that the net payments under the Substituted Preference Shares, after any withholding for taxes imposed by Australia on such payments, will equal the amount which would have been received in the absence of any such withholding.

The Bank will undertake to take all reasonable steps to procure that, following any Preferred Securities Substitution, the Substituted Preference Shares will be quoted on the Australian Stock Exchange Limited (ABN 98 008 624 691) (or its successor) ("**ASX**"). If, at the relevant time, the Substituted Preference Shares are quoted on the ASX, the issue or transfer of the Substituted Preference Shares will be settled through the ASX's Clearing House Electronic Subregister System ("**CHESS**"), or its successor from time to time for the settlement of transactions on the ASX.

In order to facilitate any Preferred Securities Substitution, the General Partner (in its own corporate capacity) holds unpaid preference shares on trust as provided in the Limited Partnership Agreement and the Issuer, the Bank and the General Partner (in its own corporate capacity) have entered into the Exchange Agreement in connection therewith (as described in "*Description of the Substituted Preference Shares*"). The General Partner (in its own corporate capacity) may only deal with the unpaid preference shares in

accordance with the terms of the Exchange Agreement. These arrangements do not impose any liability upon the Holders.

Rights upon Dissolution of the Issuer: In the event of the dissolution or winding-up of the Issuer, each Holder will, subject to certain limitations, be entitled to receive out of the assets of the Issuer available for distribution, the Liquidation Distribution in respect of each Preferred Security held by such Holder.

The Liquidation Distribution will be made:

(a) before any distribution of assets is made to the General Partner or the holder of the Preferential Right (as defined below); and

(b) at the same time as the entitlement of the holders of all other preferred securities (if any) issued by the Issuer which rank *pari passu* with the Preferred Securities; but

(c) after the claims of all other creditors of the Issuer and holders of obligations (if any) of the Issuer which rank neither *pari passu* with, nor subordinated to, the Preferred Securities.

"**Preferential Right**" means the preferential limited partnership interest in the Issuer initially held by Macquarie Capital Funding (LP) Pty Ltd. (the "**Initial Preferential Limited Partner**"), a wholly owned Australian incorporated subsidiary of the Bank, and entitling it to receive in preference to the rights of the General Partner all amounts received by the Issuer in excess of those required to make payments, all in accordance with applicable limitations, of any Distribution (and, if relevant, Additional Amounts) on any Distribution Date or any Liquidation Distribution or relevant portion thereof (and, if relevant, Additional Amount) to Holders.

See "*Description of the Preferred Securities – Liquidation Distributions*".

Withholding Tax and Gross Up: Except in certain limited cases and subject to the limitations on payments described above, the Issuer, or the Bank pursuant to the Guarantee, will pay such additional amounts ("**Additional Amounts**") as may be necessary in order that the net payments in respect of the Preferred Securities, after withholding for any taxes imposed by the United Kingdom, Jersey or Australia (in respect of payments by the Issuer) or imposed by the United Kingdom or Australia (in respect of payments by the Bank pursuant to the Guarantee), as the case may be, on such payments will equal the amounts which would have been received in the absence of any such withholding.

Guarantee: The Bank will guarantee pursuant to the Guarantee (to the extent provided therein), on a subordinated basis, all payments due and payable in accordance with the terms of the Preferred Securities.

The Guarantee constitutes an unsecured obligation of the Bank. In the event of the Winding-Up (as defined in the "*Description of the Preferred Securities*" on page 43) of the Bank, the rights and claims of the Holders against the Bank under the Guarantee will:

(a) be subordinated and junior in right of payment to the obligations of the Bank to Senior Creditors (as defined in "*Description of the Preferred Securities*" on page 42); and

(b) rank *pari passu* and rateably (as to its due proportion only) with other subordinated creditors of the Bank in respect of Subordinated Indebtedness (as defined in "*Description of the Preferred Securities*" on page 42).

See "*Description of the Guarantee*".

Convertible Debentures: The proceeds from the issue of the Preferred Securities will be used by the Issuer to purchase the Convertible Debentures. Payments in respect of the Preferred Securities will initially be funded by payments received by the Issuer under the Convertible Debentures. The Convertible Debentures will be

convertible or exchangeable at the option of the holder at any time into fully-paid non-cumulative redeemable perpetual preference shares issued by the Bank ("**Preference Shares**") having identical rights and benefits to the Substituted Preference Shares, save that the terms of the Convertible Debentures will include the following terms: (i) the interest payable on the Convertible Debentures will be cumulative and (ii) the Convertible Debentures will be redeemed by conversion or exchange as aforesaid on 15th April 2050.

In the event that the Convertible Debentures have not been converted or exchanged into Preference Shares but are redeemed or sold or otherwise transferred by the General Partner while any Preferred Securities remain outstanding and are not subject to a notice of redemption, the General Partner has undertaken to invest the proceeds of redemption or the consideration of such sale or transfer of the Convertible Debentures in any Permissible Replacement Asset. The Bank may also redeem the Convertible Debentures by delivery of a *pro rata* amount of Permissible Replacement Assets, subject to the terms of the Convertible Debentures.

The General Partner shall ensure that the terms of such Permissible Replacement Asset or the redemption, sale or transfer of the Convertible Debentures and the investment of the proceeds in Permissible Replacement Assets shall not (a) cause or give rise to any right to cause a tax call or regulatory call under the Preferred Securities or (b) otherwise, in the opinion of the Bank, adversely affect the interests of Holders of the Preferred Securities.

See "*Description of the Preferred Securities – Covenants of the General Partner; no indebtedness in name of Issuer; Permissible Replacement Assets*".

Interests in the Convertible Debentures (and any Permissible Replacement Assets) will not be delivered or otherwise made available in any form to Holders of the Preferred Securities and the rights of such Holders shall be represented solely by Preferred Securities and their rights under the Guarantee. Application has been made to list the Convertible Debentures on the Channel Islands Stock Exchange.

Voting Rights:

Except as stated below and provided for in the Law, Holders of Preferred Securities will not be entitled to receive notice of, attend or vote at any meeting of partners of the Issuer or participate in the management of the Issuer.

If, for any two Distribution Periods and taking into account any Optional Distribution, Distributions and any Additional Amounts have not been paid in full and the Bank has not made payments under the Guarantee in respect of such Distributions and Additional Amounts, Holders will be entitled (by written notice to the Issuer given by the Holders of a simple majority in Nominal Amount of the Preferred Securities or by a resolution passed at an appropriately constituted meeting) to appoint a Special Representative to enforce their statutory rights, including provision of information on the affairs of the Issuer.

Such Special Representative must vacate its office if, after its appointment, a full Distribution is made by the Issuer, or by the Bank under the Guarantee, for two consecutive Distribution Periods, or an amount equivalent to the Distribution to be paid in respect of two consecutive Distribution Periods has otherwise been paid to the Holders.

Variation of Rights:

Any variation of the rights of Holders (except where such variation is solely of a formal, minor or technical nature in which case it may be approved by the General Partner without the consent of holders) will take effect only if approved in writing by Holders holding or representing more than 50% by Nominal Amount of the Preferred Securities or if approved by a resolution

passed by Holders present in person or by proxy holding or representing more than 50% by Nominal Amount of the Preferred Securities at a meeting of Holders at which the quorum shall be one-third by Nominal Amount of all outstanding Preferred Securities.

Form of the Securities: The Preferred Securities will be issued in registered form.

The Preferred Securities will be sold to non-U.S. persons outside the United States pursuant to Regulation S and will, on issue, be represented by a Global Certificate. The Global Certificate will be registered in the name of a nominee of, and deposited with a common depositary for, Euroclear and Clearstream, Luxembourg.

For so long as the Preferred Securities are deposited and registered as described above, book-entry interests in the Preferred Securities will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream, Luxembourg.

Preferred Securities will be issued in definitive certificated form only in limited circumstances.

See "*Description of the Preferred Securities – Transfers and Form*" and "*Summary of Provisions relating to the Preferred Securities in Global Form*".

Rating: On issue, the Preferred Securities are expected to be assigned a rating of "A-" by Fitch Ratings Limited, "Baa1" by Moody's Investors Service, Limited and "BBB" by Standard & Poor's Ratings Services, a Division of The McGraw Hill Companies, Inc. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation.

Governing Law: The Limited Partnership Agreement and the Preferred Securities will be governed by Jersey law, save that paragraph 2.6 of the Preferred Securities shall be governed by, and construed in accordance with, the laws of New South Wales, Australia and the determination of the amount of "Available Profits" (see "*Limitations on Payment*" above) at any time will also be made in accordance with the laws of New South Wales, Australia.

The Guarantee will be governed by English law, save for Clause 3 and Clause 10.2 thereof, which will be governed by the laws of New South Wales, Australia.

Listing: Application has been made for the Preferred Securities to be listed on the Luxembourg Stock Exchange.

Use of Proceeds

The creation and issue of the Preferred Securities is intended to augment the capital base of the Group. The net proceeds from the issue of the Preferred Securities, amounting to £350,000,000, will be used by the Issuer to subscribe for the Convertible Debentures. The Group will initially use the proceeds from the issue of the Convertible Debentures to augment the Group's funding of its U.S. activities but may later re-deploy the proceeds for general corporate purposes outside Australia. The Managers will receive commissions as set out under "*Subscription and Sale*".

Investment Considerations

Prospective investors should consider carefully the following information in conjunction with the other information contained in this Offering Circular before purchasing any Preferred Securities.

Risks associated with the Bank's financial condition

An investment in the Preferred Securities will have similar economic risks to an investment in non-cumulative perpetual preference shares issued directly by the Bank. It is expected that the Issuer's sole source of funds to pay Distributions on the Preferred Securities will be payments which the Issuer receives under the Convertible Debentures (or Permissible Replacement Assets). Payments under the Preferred Securities are guaranteed on a subordinated basis by the Bank pursuant to the terms of the Guarantee. The rights of Holders shall be represented solely by the Guarantee and the Preferred Securities, the terms of which provide that interests in the Convertible Debentures (and any Permissible Replacement Assets) will not be delivered or otherwise be made available to Holders. Accordingly, if the Bank's financial condition were to deteriorate, the Issuer and the Holders may suffer direct and materially adverse consequences, including non-payment of Distributions on the Preferred Securities or of payments under the Guarantee. In such circumstances, the Preferred Securities may be substituted by the Substituted Preference Shares.

Distributions on the Preferred Securities are not cumulative and payment of Distributions is subject to certain limitations

Distributions on the Preferred Securities are not cumulative. As set out in "*Description of the Preferred Securities – Distributions*", Distributions will be paid on each Distribution Date out of interest (or other amounts) received by the Issuer under the Convertible Debentures (or Permissible Replacement Assets) and payments under the Preferred Securities are guaranteed on a subordinated basis by the Bank pursuant to the terms of the Guarantee. A Distribution will only be payable to the extent that the Bank, in its sole discretion, informs the General Partner in writing no later than the relevant Record Date that such Distribution should be paid. Distributions will not however be paid in full, or at all, to the extent that:

(a) the Bank does not have profits after tax available for distribution in accordance with the Corporations Act (as disclosed in the latest publicly available financial results of the Bank) exceeding the amount of such Distribution on the relevant Record Date or is otherwise precluded from paying a dividend on any class of capital by the Corporations Act;

(b) a Capital Deficiency Event has occurred and is continuing, unless APRA has given its prior approval to the payment of the Distribution;

(c) the amount of the Distribution exceeds the amount of Available Profits, unless APRA has given its prior approval to the payment of the Distribution; or

(d) APRA objects to the payment of the Distribution.

If Distributions for any Distribution Period are not paid by reason of the above limitations, investors will not be entitled to receive such Distributions (or any Guaranteed Payment (as defined in the Guarantee) in respect of such Distributions) whether or not funds are or subsequently become available.

As at the date of this Offering Circular, a subsidiary of the Bank has in issue securities which would constitute Parity Obligations and, accordingly, distributions on those securities will need to be taken into account in assessing the ability to pay a Distribution under paragraph (a) above (see "*Macquarie Bank Limited – Capital Management and Funding*" and the table set out therein, for further information regarding the total Tier 1 capital and total Tier 2 capital of the Bank).

Investors will only receive Distributions on Preferred Securities if the Issuer receives interest on the Convertible Debentures (or Permissible Replacement Assets) and the Bank elects to direct the General Partner to make the relevant Distribution on the Preferred Securities

The ability of the Issuer to make payments of Distributions on the Preferred Securities is dependent upon the Bank making the related payments on the Convertible Debentures (or Permissible Replacement Assets) when due and the General Partner being directed by the Bank to make payments of Distributions to Holders. If the Bank (or any other obligor in respect of any Permissible Replacement Assets) defaults on its obligations to make payments on the Convertible Debentures (or Permissible Replacement Assets), the Issuer will not have sufficient funds to make payments on the Preferred Securities.

The Preferred Securities have no fixed final redemption date and investors have no rights to call for redemption of the Preferred Securities

The Preferred Securities have no fixed final redemption date and investors have no rights to call for the redemption of the Preferred Securities. The Preferred Securities may be redeemed in certain circumstances (including at the option of the General Partner on the First Optional Redemption Date or on each fifth anniversary thereafter or at any time following the occurrence of a Withholding Tax Event, an Other Tax Event or a Regulatory Event), subject to the prior approval of APRA, if such approval is then required.

The Bank's obligations under the Guarantee are limited to the amounts of the payments due and payable under the Preferred Securities

The Bank's obligation to make payments under the Guarantee is limited to the extent of the amounts due and payable under the Preferred Securities.

Under no circumstances does the Guarantee provide for acceleration of any payments on, or repayment of, the Preferred Securities.

No limitation on senior debt – the Bank is not required to pay investors under the Guarantee unless it first makes other required payments

On a Winding-Up of the Bank, the rights and claims of Holders against the Bank to recover any sums payable under the Guarantee will (i) be subordinated and rank junior as to payments to the obligations of the Bank to Senior Creditors and (ii) rank *pari passu* and rateably (as to its due proportion only) with other subordinated creditors of the Bank in respect of Subordinated Indebtedness. In the event of the Winding-Up, liquidation or dissolution of the Bank, its assets would be available to pay obligations under the Guarantee only after the Bank has made all payments on claims of Senior Creditors.

The Bank is not prohibited from issuing, guaranteeing or otherwise incurring further debt ranking *pari passu* with, or senior to, its obligations under the Guarantee.

Substitution of Preferred Securities for Substituted Preference Shares

In certain circumstances (see "*Description of the Preferred Securities – Substitution by Substituted Preference Shares*"), the Preferred Securities may be substituted by directly issued fully paid preference shares of the Bank. Although the Bank has undertaken to take all reasonable steps to create and authorise, and procure the quotation of, the Substituted Preference Shares on the ASX, there can be no assurance that, in the event that (a) a Capital Deficiency Event or (b) an Insolvency Event occurs and is continuing and (in the case of a Capital Deficiency Event) APRA requests substitution, all of the requirements for quotation of the Substituted Preference Shares under the Official Listing Rules of the ASX, including the requirement that there be an appropriate spread of holders of the Substituted Preference Shares, will be capable of being met.

Payments under the Substituted Preference Shares with respect to dividends and amounts on liquidation may be subject to Australian withholding taxes

The tax treatment for holders of Substituted Preference Shares may be different from that for Holders of the Preferred Securities. Payments under Substituted Preference Shares with respect to dividends and amounts payable on liquidation may, under current Australian law, be subject to Australian withholding taxes. See "*Taxation – Australian Taxation – 1. Australian Withholding Tax – Payments of dividends on the Substituted Preference Shares*". If such payments are subject to Australian withholding taxes, the Bank will, subject to having profits, pay such additional amounts by way of extra dividend to investors as may be necessary in order that the net payments under the Substituted Preference Shares, after any withholding for taxes imposed by Australia on such payments, will equal the amount which would have been received in the absence of any such withholding.

Non-payment of Distributions may adversely affect the trading price of the Preferred Securities

If, in the future, payments are limited on the Preferred Securities for the reasons set out above or the Bank does not otherwise direct the General Partner to make such payments, the Preferred Securities may trade at a lower price. If investors sell the Preferred Securities during such a period, investors may not receive the same price as someone else who does not sell his or her Preferred Securities until Distribution payments are resumed. In addition, because the Bank's obligation to make payments under the Guarantee is limited to the extent of the underlying payment obligations on the Preferred Securities (which may be limited for the reasons set out above), the market price for the Preferred Securities may be more volatile than other securities that do not reflect these limitations.

Investors should not rely on Distributions from the Preferred Securities – they may be redeemed at any time if certain adverse consequences occur as a result of the application of Australian, Jersey or United Kingdom tax law or regulations or on the occurrence of a Regulatory Event in Australia

If certain consequences occur, which are more fully described below in this Offering Circular, as a result of the application of Australian, Jersey or United Kingdom tax law or regulations or on the occurrence of a Regulatory Event in Australia, in each case subject to the prior approval of APRA (if such approval is then required), the Preferred Securities could be redeemed by the Issuer.

There can be no assurance as to the market prices for the Preferred Securities or the Substituted Preference Shares; therefore, investors may suffer a loss

The Bank cannot give investors any assurance as to the market prices for the Preferred Securities or the Substituted Preference Shares that may be distributed on any substitution for the Preferred Securities in accordance with the terms of the Preferred Securities. Accordingly, the Preferred Securities and the Substituted Preference Shares may trade at a discount to the price at which investors purchased the Preferred Securities. In addition, because the Bank's obligation to make payments under the Guarantee is limited to the extent of the underlying payment obligations on the Preferred Securities (which may in turn be limited for the reasons set out above), the market price for the Preferred Securities and the Substituted Preference Shares may be more volatile than other securities that do not reflect these limitations.

Absence of prior public markets for Preferred Securities

The Preferred Securities constitute the creation of new partnership interests by the Issuer. Prior to the issue of the Preferred Securities, there will have been no public market for the Preferred Securities. Although application has been made for the Preferred Securities to be listed on the Luxembourg Stock Exchange, there can be no assurance that an active public market for the Preferred Securities will develop and, if such a market were to develop, neither the Managers nor any other person is under an obligation to maintain such a market. The liquidity of, and the market prices for, the Preferred Securities can be expected to vary with changes in market and economic conditions, the financial condition and prospects of the Bank and other factors that generally influence the market prices of securities.

The liquidity of the Substituted Preference Shares may vary

The Bank cannot give investors any assurance as to the liquidity of the Substituted Preference Shares that may be distributed in substitution for the Preferred Securities in accordance with the terms of the Preferred Securities. Prior to such substitution, there will have been no market for the Substituted Preference Shares. Although application will be made, prior to such substitution, to have the Substituted Preference Shares quoted on the ASX, there can be no assurance that the ASX will agree to quote the Substituted Preference Shares or that, if such quotation is granted, an active public market will develop upon such exchange. The liquidity and the market prices for the Substituted Preference Shares would be expected to vary with changes in market and economic conditions, the financial condition and prospects of the Bank and other factors that generally influence market prices of securities.

Ranking of Holders' claims under Preferred Securities and Substituted Preference Shares

In relation to participation in profits, the terms of the Preferred Securities provide (and the terms of the Convertible Debentures provide and the Permissible Replacement Assets will provide) that the payment of Distributions to Holders of the Preferred Securities and the payment of interest, dividends or other distributions or payments to holders of Parity Obligations (or a *pro rata* proportion of such amounts) are to be (or will be, as the case may be) funded from Available Profits such that, as far as possible, the Holders of the Preferred Securities and the holders of Parity Obligations are treated equally.

Under Australian law, on an insolvency of the Bank, the claims of Holders under the Guarantee would rank equally with the claims of other subordinated creditors of the Bank with respect to Subordinated Indebtedness. However, following any substitution of the Preferred Securities into Substituted Preference Shares, on an insolvency of the Bank, the claims of holders of the Substituted Preference Shares would rank equally with the claims of holders of the most senior preference shares of the Bank.

Voting Rights

Holders of Preferred Securities will have limited voting rights (see "*Description of the Preferred Securities – Voting Rights*").

Exchange Rates

Pounds Sterling are currently convertible into Australian Dollars at freely floating rates and, except for prohibitions on certain payments, transactions and dealings with assets or named individuals or entities subject to international sanctions or associated with terrorism, there are currently no restrictions on the flow of Australian Dollars or Pounds Sterling between Australia and the United Kingdom. It is possible that the Substituted Preference Shares may not be permitted under applicable law to have a liquidation preference denominated in Pounds Sterling, in which case the liquidation preference under the Substituted Preference Shares will be the Australian Dollar Equivalent (as defined in "*Description of the Substituted Preference Shares*") of the Pounds Sterling Issue Price of the Substituted Preference Shares.

Macquarie Capital Funding L.P.

Introduction

Macquarie Capital Funding L.P. was registered in Jersey on 16th September 2004 as a limited partnership under the Limited Partnerships (Jersey) Law 1994 for an unlimited duration, with Macquarie Capital Funding (GP) Limited as the general partner (the "**General Partner**"). The General Partner, BT Globenet Nominees Limited (the "**Initial Limited Partner**"), Macquarie Capital Funding (LP) Pty Ltd. (the "**Initial Preferential Limited Partner**") and the Bank have entered into a limited partnership agreement dated 16th September 2004 (the "**Limited Partnership Agreement**") for the purpose of establishing the Issuer. The Issuer is not a legal entity separate from its partners and as such has no subsidiaries. Although a party to the Limited Partnership Agreement, the Bank is not a partner in the Issuer.

Ownership of the Issuer

The General Partner, a wholly owned subsidiary of the Bank, is the sole general partner in the Issuer and, as such, manages the Issuer. The Bank has undertaken in the Guarantee to ensure that the General Partner will at all times be a directly or indirectly wholly owned subsidiary of the Bank. The Initial Preferential Limited Partner is a wholly owned Australian incorporated subsidiary of, and controlled by, the Bank.

Provided that limited partners do not become involved with the management of the Issuer other than in the circumstances provided for in the Limited Partnership Agreement (see "*Description of the Preferred Securities – Voting Rights*"), and in accordance with the Law, the liability of the limited partners to contribute to the debts or obligations of the Issuer will be limited to the amount which they have contributed or agreed to contribute to the partnership, being £50,000 per Preferred Security.

Sole Activity

The Issuer was established for the sole purpose of raising finance for the Group. The Issuer has carried out no operations since its registration other than in relation to the creation of the Preferred Securities and the Preferential Right. The capital contributions to be made by the limited partners will be used by the Issuer to subscribe for the Convertible Debentures and pay commissions in connection with the issue of the Preferred Securities as disclosed in this Offering Circular.

Management

The Issuer will be operated by the General Partner and its duly appointed delegates. The registered office of the Issuer is 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands and the registered office of the General Partner is 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands. The General Partner has agreed in the Limited Partnership Agreement to contribute capital from time to time to the extent necessary to pay all costs, expenses, debts, liabilities and obligations incurred in the proper maintenance and business of the Issuer (other than in respect of payments on the Preferred Securities or the Preferential Right). The General Partner has also agreed that it will maintain sole ownership of its general partnership interest in the Issuer subject to the terms of the Limited Partnership Agreement. The Limited Partnership Agreement provides that all of the Issuer's operations will be conducted by or on behalf of the General Partner and the General Partner will have unlimited liability for the repayment, satisfaction and discharge of all debts, liabilities and obligations of the Issuer to persons other than partners in accordance with the Law. Neither the Issuer nor the General Partner shall be liable to make any payment to any limited partner in respect of the Preferred Securities or the Preferential Right other than out of partnership assets.

The General Partner shall be at liberty to contribute from time to time further resources to the Issuer to enable the Issuer to meet its obligations under the Preferred Securities or the Preferential Right.

If the Issuer is dissolved or wound up, the Limited Partnership Agreement provides that the General Partner will only be entitled to any assets of the Issuer remaining after (i) all debts and other liabilities of the Issuer have been satisfied in full and (ii) the full Liquidation Distribution to which the Holders are entitled having regard to the limitations set out herein has been paid to the Holders and any amount payable in respect of the Preferential Right has been paid.

The General Partner has undertaken that, if the Convertible Debentures (or Permissible Replacement Assets) are redeemed while the Preferred Securities remain outstanding and are not subject to a notice of redemption and subject to the prior approval of the Preferential Limited Partner (as defined in the Limited Partnership Agreement) it will invest the proceeds of the Convertible Debentures (or Permissible Replacement Assets) in any Permissible

Replacement Asset issued by a member of the Group, with economic terms essentially equivalent to the Convertible Debentures (including that the interest rate will reflect the then current Distribution Rate provisions of the Preferred Securities) or further Convertible Debentures.

Capitalisation

Save for capital contributions to be made by the General Partner from time to time to meet certain operating expenses of the partnership, the capital commitment of £1,000 which the General Partner may call from Macquarie Capital Funding (LP) Pty Ltd. as the Initial Preferential Limited Partner, and the capital contribution of £350,000,000 to be made by the purchasers of the Preferred Securities (in such capacity being limited partners in the Issuer), there are intended to be no other capital contributions to the Issuer.

Indebtedness

Since the date of its registration, the Issuer has not had any loan capital outstanding, has not incurred any borrowings, has had no contingent liabilities except as disclosed herein, has not granted any guarantees and does not intend to have outstanding any such loan capital, incur any such borrowings, have any such contingent liabilities or grant any such guarantees. The General Partner has undertaken not to incur any indebtedness in the name of the Issuer other than the costs and expenses incidental to creating the Preferred Securities and the Issuer, performing its obligations in respect of the Limited Partnership Agreement, maintaining the register of limited partners and the listing of the Preferred Securities, paying registrar, paying and transfer agency and listing agent fees and charges in respect of the Preferred Securities, holding and exercising its rights under the Convertible Debentures and/or any Permissible Replacement Asset and the maintenance of a custodian thereof and the administration of the Issuer.

Macquarie Bank Limited

Overview

Macquarie Bank Limited (the "**Bank**") together with its controlled entities (the "**MBL Group**") is a diversified international provider of financial and investment banking services, with a market capitalisation of approximately A$7.3 billion as at 30th June 2004 and total assets of A$43.8 billion as at 31st March 2004. The Bank delivered a record result for the financial year to 31st March 2004, with consolidated after tax profit attributable to ordinary equity holders increasing 48% from A$333 million in 2003 to A$494 million.

Headquartered in Sydney, Australia, the MBL Group operates in specific markets across Asia, North America, South America, the U.K., Europe and Africa. In Australia, the MBL Group is a full service investment bank providing financial market trading and advisory products and services. Internationally, the MBL Group focuses on selected niche business areas.

The registered office of the Bank is located at Level 3, 25 National Circuit, Forrest, Australian Capital Territory 2603, Australia.

International Expansion

A key driver of the MBL Group's recent growth has been its successful international expansion strategy, where the MBL Group has been able to establish a leading presence in select international markets. The MBL Group's international strategy is to expand selectively, seeking only to enter markets where the MBL Group's particular skills and expertise deliver a real advantage for clients. This approach gives the MBL Group the flexibility to enter new markets as opportunities arise and the ability to respond to the special requirements of individual markets in the region and around the world. In a number of international markets, the MBL Group has established an alliance or joint venture with a leading local provider, enabling it to combine its technical expertise and specialist skills with the market presence of a local player.

International income increased by 61% and accounted for 31% of total income (excluding earnings on capital) for the financial year to 31st March 2004.

Specialist Funds

The MBL Group has established a leading position in specific asset class investor funds (specialist funds), with specialist assets under management totalling A$26.0 billion as at 31st March 2004. Specialist funds activities are spread across a number of the MBL Group's principal operating groups and span sectors including infrastructure (toll roads, airports, communications infrastructure, energy utility assets and other asset classes), sector-specific property assets and development capital.

The MBL Group's specialist funds management model has been a key growth driver and has been exported to international markets. The MBL Group's experience and expertise in these particular areas gives it an advantage in acquiring and managing assets, thereby delivering superior returns to shareholders.

Corporate History

Today, the Bank is an authorised deposit taking institution under the Banking Act 1959 of Australia. The Bank takes its origins from the merchant bank Hill Samuel Australia Limited ("**HSA**"), which was a wholly owned subsidiary of Hill Samuel & Co. Limited, London. Established in Australia in 1969, HSA began operations in Sydney in January 1970.

In the early 1980s, in response to changes evolving from the deregulation of financial markets, HSA commenced work on a proposal to become a trading bank. Authority for the Bank to commence business in Australia was received from the Australian Federal Treasurer on 28th February 1985.

On 29th July 1996, the Bank listed its fully paid ordinary shares on the Australian Stock Exchange Limited ("**ASX**") and on 30th October 1996 entered the ASX's All Ordinaries Index, with a market capitalisation of approximately A$1.3 billion.

The Bank's organisational structure is as follows:


Board of Directors
Central Executive
Treasury and Commodities Group
Investment Banking Group
Equity Markets Group
Financial Services Group
Funds Management Group
Banking and Property Group
Risk Management Division
Corporate Affairs Group
Information Services Division
Corporate Communications Division
Quantitative Applications Division
Macquarie Direct Investment Division

Principal Operating Groups

The Bank's business activities are carried out by divisions which focus on particular products and markets. These divisions are coordinated within the following six principal operating groups; Investment Banking, Treasury and Commodities, Banking and Property, Equity Markets, Financial Services and Funds Management, with the exception of some of the Bank's private equity activities which are carried out by Macquarie Direct Investment.

The MBL Group's business activities are supported by a number of specialist areas:

- Corporate Affairs Group (Human Resources, Business Services, Financial Operations, Business Improvement, Company Secretarial and Investor Relations, Settlements and Taxation)
- Corporate Communications Division
- Information Services Division (systems and communications)
- Risk Management Division (Credit, Finance, Operational Risk Review and Compliance)
- Quantitative Applications Division.

The relative contributions by business group are outlined in the table below:

	Year to 31st March 2004 (%)	Year to 31st March 2003 (%)
Contributions by principal operating groups[1]		
Investment Banking	44	49
Treasury and Commodities	17	23
Banking and Property	13	18
Equity Markets	14	5
Financial Services	5	2
Funds Management	1	2
Direct Investment	6	1
Total	100	100

Note:

(1) The figures set out in this table are relative to the MBL Group's overall performance and are based on figures excluding earnings on capital before staff profit sharing and before income tax. They should be taken as a guide only to relative contributions and are derived from management accounts.

Investment Banking Group

The Investment Banking Group brings together the MBL Group's wholesale structuring, underwriting, corporate advisory, infrastructure and specialised funds, specialised equipment financing, institutional stockbroking and equities research capabilities. The group employed 1,590 staff as at 31st March 2004 and operates in Australia,

Austria, Canada, China, Germany, Hong Kong, Indonesia, Ireland, Japan, Malaysia, New Zealand, the Philippines, Singapore, South Africa, South Korea, Taiwan, Thailand, the U.K. and the U.S.A.

Corporate Finance

The MBL Group provides advisory and capital raising services to corporate and government clients involved in public mergers and acquisitions ("**M&A**"), private treaty acquisitions and divestments, fund raising and corporate restructuring. Activities are aligned into industry groups, reflecting key areas of expertise in infrastructure, resources, telecommunications, media, entertainment and technology, property, industrials and financial institutions.

The MBL Group has achieved the highest number of top three rankings for completed M&A deals by value over the last decade and was named No.1 M&A adviser (announced deals) and No. 2 Equity Capital Markets house in Australia (by value) in 2003 by Thomson Financial.

Project Finance International ranked the Bank No.1 Project Finance adviser for Asia Pacific and Americas, and No. 2 globally for mandates completed in 2003.

The division manages a range of specialist funds primarily across infrastructure sectors including toll roads, airports and communications infrastructure. The growth in specialist funds continues to be an important part of the MBL Group's strategy. The division's ability to source and acquire assets, in particular infrastructure assets, has allowed the MBL Group to develop a number of specialist funds globally. The division manages major listed specialist funds as set out below:

Entity	**Key assets stakes**	**Market capitalisation**[1]
Macquarie Infrastructure Group ("**MIG**") (ASX listed)	Invests in toll roads in OECD countries – 25 roads across eight countries including Highway 407 in Toronto, SR125 South in San Diego, M6 Toll in the U.K., and stakes in major private toll roads in Sydney	A$6.37 billion
Macquarie Airports ("**MAP**") (ASX listed)	Invests in airports – stakes in Bristol, Birmingham, Sydney and Rome airports	A$2.42 billion
Macquarie Communications Infrastructure Group ("**MCG**") (ASX listed)	Invests in communications infrastructure – 100% of Broadcast Australia	A$614 million
Southern Cross FLIERS Trust ("**SCF**") (ASX listed)	Fund holding subordinated securities in Sydney Airport – reset preference shares issued by Southern Cross Airports Corporation Holdings Limited	A$684 million
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund ("**MFD**") (New York Stock Exchange ("**NYSE**") listed)	Investments to include listed infrastructure and utilities companies in selected developed countries globally	A$220 million
Macquarie Power Income Fund ("**MPT**") (Toronto Stock Exchange ("**TSX**") listed)	Focuses on power generation assets in North America – 100% of Cardinal Power (Canada)	A$226 million
Diversified Utility and Energy Trust ("**DUE**") (ASX listed)	Australian-based utility and energy fund, jointly managed by AMP Capital Investors Limited and the MBL Group	A$565 million[2]

Notes:

(1) Market capitalisation, as at 30th June 2004.

(2) Diversified Utility and Energy Trust was listed on the ASX on 13th August 2004 and, based on the issue price of A$2.29 per stapled security, had a market capitalisation of A$565 million upon listing.

Major unlisted entities managed by the group include:

- Macquarie Essential Assets Partnership – invests in regulated and utility assets in North America. Investments include Altalink (Canada) and the Michigan Electric Transmission Company LLC (USA)
- Macquarie Global Infrastructure Fund – invests in a variety of smaller infrastructure investments globally. Fund raising in relation to Macquarie Global Infrastructure Fund II is currently underway
- The South Africa Infrastructure Fund and African Infrastructure Investment Fund – jointly managed with Old Mutual Asset Managers of South Africa. Both funds target equity investments in sub-Saharan Africa
- Macquarie Airports Group – stakes in Bristol, Birmingham, Sydney and Rome airports
- Korean Road Infrastructure Fund – jointly managed with Shinhan Bank, invests predominantly in South Korean toll roads and tunnels. Investments include the Kwangju Second Beltway, Daegu-Busan Expressway, Baekyung Tunnel and Machang Bridge
- Macquarie European Infrastructure Fund – established in April 2004 to invest in European infrastructure assets. Initial investments include South East Water (a water utility in the U.K.) and Arlanda Express (an airport rail link to Stockholm, Sweden)
- Japan Infrastructure Group – established with the Development Bank of Japan with a mandate to invest in Japanese infrastructure assets. Its initial investment was the acquisition of the Hakone Turnpike, a toll road south-west of Tokyo.

The MBL Group has acquired RG Capital Radio Limited ("**RG Capital**"), which operates 36 radio stations in regional New South Wales, Queensland, Victoria and Tasmania. The MBL Group plans to make RG Capital the seed asset for a proposed new unlisted investment vehicle, which will have a mandate to invest in other media assets outside major Australian State capitals.

Financial Products

The MBL Group provides assistance on corporate and project financing transactions where there are a wide range of structuring, tax and accounting issues. The Financial Products division uses its technical skills with a view to maximising benefits realised by its clients. The division also advises on, and arranges finance for, major capital expenditures over a variety of assets including aircraft, trains, power and telecommunications assets. The MBL Group is a leading player in this area globally, with leases arranged in the year to 31st March 2004 exceeding A$5.7 billion throughout North America, Japan, South Korea, Hong Kong, Europe and New Zealand.

Leasing and Asset Financing

At 31st March 2004, this division's portfolio of loans and leases exceeded A$3.6 billion across a range of different industries in select international markets. The MBL Group provides finance, leasing, trading, sourcing and remarketing services in industries where it has specialist skills and experience. These industries include information technology, electronics manufacturing, motor vehicles, plant and equipment, telecommunications, aviation engines, water infrastructure, transportation, vendor financing, utility meters and modular structures such as car parks.

Institutional Stockbroking

The MBL Group provides institutional and corporate stockbroking services and equities research coverage of the Australian and New Zealand markets to institutional investors globally. Extensive coverage of Australian and New Zealand equities is produced by the MBL Group's 68 analysts covering 263 stocks and 96% of the S&P/ASX300 stocks by market capitalisation.

In March 2004, the Bank entered into a sale and purchase agreement with ING Bank N.V. to acquire its Asian equities businesses, to be known as Macquarie Securities Asia. This is a significant strategic initiative which will give the Bank critical mass in the region covering cash equity sales, sales trading, facilitation trading, execution, research and equity capital markets businesses. Refer to "*Recent Developments*" below for further details.

Treasury and Commodities Group

Activities include trading in a broad range of financial markets including commodities, futures, debt and foreign exchange markets. The group's focus is on selective geographic expansion and continued product innovation in its chosen markets. Consolidation of existing businesses continues along with a focus on increasing customer flows. The group employed 358 people as at 31st March 2004 and operates in Australia, Brazil, Hong Kong, South Africa, South Korea, the U.K. and the U.S.A.

Metals and Mining

The Metals and Mining division provides 24-hour price-making facilities for base and precious metals as well as financing and structured hedging facilities for metals producers and consumers. The division also provides finance to the oil and gas sector. The division is a leading participant in the London Metal Exchange market and is a principal provider of liquidity in the Asian time zone.

Foreign Exchange

The Foreign Exchange division provides 24-hour interbank price-making services in Australian Dollar spot, forwards and options and interbank pricing in Yen and euro during the Sydney time zone. The division provides services across all of these major products and tailor made products to Australian corporates and institutions. The division also maintains an active Internet currency trading platform servicing the Japanese retail trading market.

Energy Markets

The Energy Markets division based in London, Sydney and New York provides risk management and financing solutions to a broad customer base across the energy sector. Customers include producers, refiners, airlines and shipping companies. Global energy products traded include crude oil, fuel oil, heating oil, gasoline, distillates (gas oil and jet fuel), naptha and North American natural gas.

Debt Markets

The Debt Markets division arranges and places debt for clients, provides secondary market liquidity in government, corporate, global and asset-backed securities and provides risk managers, investors and borrowers with research and structured and derivative based solutions for their needs. The division is a market leader in Australia in the securitisation of mortgages, equipment and motor vehicle securities. A key focus of this division is the development of securitisation techniques to provide capital management solutions.

Agricultural Commodities

The Agricultural Commodities division provides finance and tailored risk management solutions to an international client base across the agricultural industry. The division operates out of seven locations globally providing services covering commodities such as wheat, cotton soy complex, sugar, cocoa and coffee. In 2003, the division opened a new business trading physical Australian cotton.

Futures

The Futures division provides a full range of broking and clearing services for Australian and international exchange traded financial derivatives markets. The division makes extensive use of technology to provide clients with flexible solutions for their back office, and also has electronic trading platforms to allow clients direct access to markets.

Treasury

The Treasury division is responsible for the funding, liquidity and interest rate risk management of the Bank and is an active participant in domestic and international funding markets. The division maintains the Bank's relationships with international rating agencies and assists with the maintenance of the Bank's ratings.

Economic Research

Economic Research is the MBL Group's central source of economic and financial trend analysis that services clients and businesses within the MBL Group.

Banking and Property Group

Activities include property finance, property funds management, property investment banking, services to the golf and leisure industries, mortgages and securitisation, banking services for businesses and professionals and margin lending. As at 31st March 2004, over A$10.9 billion in fund assets was managed by the MBL Group and its associates. The group's focus is to continue to take advantage of geographic expansion in specialist property funds, finance and mortgage securitisation. The group employed 912 people as at 31st March 2004 and operates in Australia, China, Hong Kong, South Korea, the U.K. and the U.S.A.

Macquarie Property

Macquarie Property encompasses a number of business lines in Australia with growing niche operations internationally. The Macquarie Property Research team was recognised with a 2003 Australian Property Institute NSW Excellence in Property Award for demonstrating leadership and vision that led to a change in the property

industry. Macquarie Property's major components are Property Finance, Property Investment Banking, Property Investment Management and Property Investment Management – North America.

Property Finance

The MBL Group is a provider of structured debt, mezzanine and equity funding for property development projects. It has funded the development of more than 10,000 residential dwellings over the past 20 years as well as numerous commercial and industrial projects. The MBL Group has established its property finance business in Seattle and Los Angeles in the United States to provide similar development finance solutions using its Australian market experience.

Property Investment Banking ("**PIB**")

PIB is a market leader in Australia in wholesale capital raising, debt structuring, major project financing and divestment, sale and leaseback of property developments and related transactions. PIB also owns and manages the award-winning residential real estate regenerator and developer, Urban Pacific Limited, which has 6,400 residential lots under development in Victoria, Queensland, South Australia and Western Australia. PIB has been active in Asian markets since 1994 with recent transactions including the establishment of the Macquarie Central Office Corporate Restructuring Real Estate Investment Trust in Korea and the formation of Macquarie Global Property Advisers with an experienced management team which advises a U.S.$1.6 billion property investment fund with assets across Europe and Asia.

Property Investment Management

Property Investment Management is responsible for the sponsorship, creation and on-going management of high performance property investment products. Together with associates, the MBL Group is one of Australia's largest listed property funds managers with assets under management in Australia, North America and New Zealand.

Property Investment Management – North America

Property Investment Management – North America commenced operations in April 2003 and focuses on creating and managing funds management investment opportunities in North America. The division includes Macquarie Capital Partners, the MBL Group's global real estate investment banking joint venture which conducts specialist wholesale equity raising activities and advisory services in both North America and Europe. Macquarie ProLogis Trust which listed on the ASX in 2002 and was recognised in 2003 with two Excellence in Property Awards from the Australian Property Institute for innovation in the property industry, and the Macquarie DDR Trust which was listed on the ASX in November 2003 and invests in U.S. community shopping centres.

An overview of the MBL Group and its associates' listed property assets under management is set out in the table below.

Entity	Key assets stakes	Market capitalisation[1]
Macquarie Goodman Industrial Trust	127 properties, including business parks, industrial estates, office parks and warehouse/ distribution centres	A$2.68 billion
Macquarie Office Trust	25 office properties across Australia and the U.S.	A$1.10 billion
Macquarie CountryWide Trust	Retail properties anchored by national grocery retailers. 126 assets across Australia, N.Z. and the U.S.	A$1.04 billion
Macquarie ProLogis Trust	101 industrial and distribution properties in the U.S. and Mexico	A$720 million
Macquarie DDR Trust	23 community shopping centres in the U.S.	A$735 million
Macquarie Leisure Trust	Assets across entertainment, leisure and recreation industries	A$162 million
Macquarie Central Office Corporate Restructuring Real Estate Investment Trust	Korean office property	A$105 million

Note:

(1) As at 30th June 2004.

Banking

The MBL Group provides innovative and specialised banking services to the small and medium enterprise market. Specific target industries include real estate, accounting, financial planning, insurance broking, pharmacy, veterinary, strata management and law.

Golf and Leisure

Macquarie Golf and Leisure offers a specialised range of products and services to support the increasingly important leisure market. Since 1997, the Bank has been involved in the development of residential lifestyle communities through Medallist Developments – a joint venture with Greg Norman's Great White Shark Enterprises and since 1998 has managed Dreamworld (in Queensland, Australia) and d'Albora Marinas (in New South Wales, Australia) through the Macquarie Leisure Trust. The division's leisure interests also include development, industry advisory services, finance and funds management.

Mortgages and Securitisation

This division specialises in wholesale mortgage funding through securitisation. Distribution is via a diversified network including strategic partnerships with one of Australia's largest mortgage brokers and originators. The division also has mortgage operations in China and the United States.

Margin Lending

The Margin Lending division provides a range of margin lending and protected lending products. It continues to invest in new initiatives, and also distributes its products through Macquarie Financial Services Group in New Zealand.

Macquarie Community Partnerships

The strategy of this new business is to undertake property-based public-private partnerships with state and local governments. Macquarie Community Partnerships intends to take the role of developer and financier to deliver community-based needs.

Equity Markets Group

The Equity Markets Group undertakes the MBL Group's risk arbitrage and market-making activities in derivatives. The group utilises its risk management skills to originate equity-based financial solutions and products for retail and wholesale clients and operates the MBL Group's equity finance operations. The group employed 210 people as at 31st March 2004 and operates in Australia, Brazil, Europe, Hong Kong, Japan, South Korea and South Africa.

Australia

The group was the first issuer of equity warrants on the ASX and has also successfully introduced index warrants, instalments, capital plus and endowment warrants to the Australian market. In calendar year 2003, the group was one of the leading warrant issuers with a market share of 44%. The group issues a range of innovative unlisted products to retail, corporate and institutional investors. The Australian business is also a leading options market maker and principal trader in listed securities.

International

An overview of the international businesses of the Equity Markets Group is set out in the table below.

Country/Business	Services offered	Local partner
Brazil	Equity structured products to Brazilian pension funds and other institutional and retail investors	Banco do Brasil[1]
Hong Kong	Warrants over Hong Kong stocks, exchange-traded-option market maker and structured products	–
International Structuring	Structured equity solutions across all markets with staff based in Sydney, London and Munich	–
International Trading Desk	This business is responsible for management of international market risk in those markets where the group does not have a physical presence, including the U.S. In conjunction with the Asian sales team, a major new initiative has been to focus on sourcing U.S. and European risk for Asian customers. The business operates 24 hours a day out of Sydney and also has staff in Hong Kong and London	–
Japan	Product issuance and structured deal activities	Mizuho Securities
South Korea	Equity derivatives	Woori Bank
South Africa	Equity derivatives	Nedbank Limited

Note:

(1) In-principle agreement to enter into a strategic alliance in Brazil has been reached with Banco do Brasil.

Financial Services Group

The Financial Services Group is the primary relationship manager for the MBL Group's retail client base in Australia and New Zealand. Services include stockbroking, private banking, wealth management, wrap administration platform and relationship management for about 15,000 independent financial advisers throughout Australia and the distribution of the Cash Management Trust and other products. The group is now benefiting from the three years of strategic investments in 2000-2003 and is positioned to increase its profit contribution in the longer term. The group employed 1,045 people as at 31st March 2004.

The group consists of two key Australian based divisions, Macquarie Adviser Services and Macquarie Financial Services which together service more than 575,000 retail clients. In addition, FSG International Business operates in New Zealand.

*Macquarie Adviser Services (''**MAS**'')*

MAS manage relationships with external financial advisers and provide sales service and product management of in-house and external products including retail superannuation. This includes the Macquarie Cash Management Trust (A$9.3 billion as at 31st March 2004), the leading cash trust in the Australian market and the Macquarie Wrap administration service (A$9.1 billion in funds under administration as at 31st March 2004 after five years of operation). In 2003, Macquarie Wrap Solutions was a market leader with A$2.8 billion in inflows. This figure is expected to increase with the finalisation of an agreement with ING Australia to provide the systems and administrative functions associated with ING's Wrap service.

*Macquarie Financial Services (''**MFS**'')*

MFS maintains direct relationships with approximately 210,000 retail clients. Services include:

- full-service stockbroking and investment planning
- online stockbroking
- strategic financial planning
- executive wealth management
- private banking
- private portfolio management
- retail treasury and commodities service.

FSG International

The business currently operates solely in New Zealand providing personal financial services including full service stockbroking, the manufacturing and distribution of financial planning products and the provision of the MBL Group's products to external financial planners.

Funds Management Group

The Funds Management Group is the primary manufacturer of the MBL Group's managed funds. The group manages funds across the full spectrum of asset classes with approximately A$36.2 billion in assets under management and 160 people employed as at 31st March 2004. The group markets its products in Australia and internationally, and is active in joint ventures in Asia. The group's assets under management and profitability have grown in each of the past three years in increasingly competitive markets. Macquarie Funds Management is one of Australia's largest fund managers, providing a full range of funds management services to institutional and retail clients in Australia and in selected international markets, including Hong Kong, Malaysia, Korea and the U.K.

Asia

The group is active in funds management in Malaysia, via a joint venture initiated in 1996 with the AmMerchant Bank Berhad. As at April 2004, the joint venture was Malaysia's largest institutional asset manager by assets under management. The joint venture offers retail unit trusts and institutional pooled and separately managed funds in Malaysian equities, cash, fixed interest and diversified investments.

In South Korea, Macquarie-IMM Investment Management, a joint venture with IMM Asset Management, offers pooled and separately managed funds for institutional and retail clients in local equities, fixed interest and diversified investments. Macquarie-IMM was named Most Improved Institutional Fund House in Korea for 2003 (based on growth in funds under management) by Asia Asset Management magazine.

For Hong Kong investors, Macquarie Funds Management offers enhanced equities, providing risk-controlled exposure to Hong Kong equity markets.

U.K.

The MBL Group's funds management business manages enhanced equities in the U.K. market. This business offers a low risk investment in U.K. equities, using the Bank's proven investment processes aiming to deliver returns that are consistently above the FTSE All Share Index.

Macquarie Direct Investment Division

The MBL Group has been active in direct investment since 1982. During that time, the business has transformed from investing using the Bank's own funds to raising and investing funds on behalf of institutional and retail investors. Macquarie Direct Investment is responsible for managing the MBL Group's private equity activities. The focus of the business is private equity and venture capital investment opportunities in emerging private Australian and New Zealand companies, as well as management buy-outs and buy-ins. As at 31st March 2004, Macquarie Direct Investment had invested over A$392 million in a total of 44 businesses and employed 13 people, making it one of the most experienced private equity managers operating in Australia.

Risk Management Practices

Given the markets in which the MBL Group operates, risk is an inherent part of the MBL Group's business. Management of that risk is therefore critical to continuing profitability. Strong independent prudential management has been a key to the Bank's success over many years. Where risk is assumed it is within a calculated and controlled framework.

The main risks faced by the MBL Group are market risk, credit risk, liquidity risk, operational risk, and legal compliance and documentation risk. Responsibility for these risks lies with the individual businesses giving rise to them. It is the responsibility of the Risk Management Division to ensure appropriate assessment and management of these risks within the MBL Group.

The principles followed by the MBL Group in risk management are:

- *Independence* – Risk Management Division is independent of the operating areas of the Group, reporting directly to the Managing Director and the Board. Risk Management Division authority is required for risk acceptance decisions

- *Centralised prudential management* – Risk Management Division's responsibility covers the whole of the MBL Group. Therefore it can assess risks from an MBL Group-wide perspective and ensure a consistent approach across all operating areas

- *Approval of all new business activities* – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets, without first consulting the Risk Management Division. The division identifies, quantifies, and assesses all risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board

- *Continuous assessment* – The Risk Management Division continually reviews risks to account for changes in market circumstances and the group's operating areas

- *Frequent monitoring* – Centralised systems exist to allow Risk Management Division to monitor credit and market risks daily. Risk Management Division staff liaise closely with operating and support Divisions.

Capital Management and Funding

The MBL Group's approach to capital management and funding is to be conservatively capitalised and maintain diversified funding sources. Several capital management initiatives were undertaken during 2003, although it should be noted that these initiatives represent fine-tuning of the Bank's capital management position, rather than a major shift in capital management strategy.

As at 31st March 2004, the Bank's total capital adequacy ratio was 19.9%, consisting of Tier 1 capital of 16.2%, Tier 2 capital of 7.0% and deductions of 3.3%. Subsequent to this, as foreshadowed in the Bank's market announcement of its full year results, a reduction in the Tier 1 ratio is expected on the completion of a number of significant post balance date transactions.

The Bank's risk management framework is being enhanced as it progresses with the implementation of the Basel II Capital Accord. Accreditation and its timing are still subject to further discussion with APRA.

	31st March 2004 A$M	31st March 2003 A$M
Tier 1		
Ordinary share capital	1,382	1,137
Retained earnings	936	730
Macquarie Income Securities	391	317
Converting Preference Shares	–	150
Outside equity interests	–	2
Less deductions from Tier 1 capital	(548)	(434)
Total Tier 1 capital	2,161	1,902
Tier 2		
Macquarie Income Securities	–	74
Subordinated debt	893	337
General provision for credit losses	52	38
Total Tier 2 capital	945	449
Total capital	3,106	2,351
Less capital deductions	(442)	(204)
Net capital base	2,664	2,147
Risk Weighted Assets	13,361	10,030
	% of Risk-Weighted Assets	
Tier 1 capital	16.2	19.0
Tier 2 capital	7.0	4.4
Total capital deductions	(3.3)	(2.0)
Total Capital	19.9	21.4

Dividend Policy and Historical Dividends

Since listing on the ASX in 1996, the Bank has paid dividends semi-annually on its ordinary shares. The Bank currently targets a dividend payout ratio for full year ordinary dividends in the range of 50% to 60% of net earnings, and it is expected that dividends in the near term will be at least 80% franked.

Historical Dividends

Dividend (cents per share)	2000	2001	2002	2003	2004
Interim	34	41	41	41	52
Final	52	52	52	52	70
Special	–	–	–	50	–
Total	86	93	93	143	122

Credit Ratings as at 30th June 2004

The Bank and its subsidiaries have been rated on an interactive basis by Fitch Ratings, Moody's Investors Service and Standard & Poor's Ratings Services. As at 30th June 2004, those ratings were as follows:

	Short-term	Long-term
Fitch Ratings	F1	A+
Moody's Investors Service	P1	A2
Standard & Poor's	A1	A

Impact of IFRS

In July 2002, the Financial Reporting Council ("**FRC**") agreed that Australian reporting entities will be required to adopt International Financial Reporting Standards ("**IFRS**") for reporting periods commencing on or after 1st January 2005. In April 2004, the FRC confirmed this decision.

The first financial reports that the Bank will be required to prepare in accordance with Australian Standards that are equivalent to IFRS will be for the half-year ending 30th September 2005 and the full-year ending 31st March 2006. The comparative financial statements for each of these periods will also be required to be restated using the new accounting standards, except for IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement. In order to restate the comparative information, opening retained earnings at 1st April 2004 will be adjusted to include the changes necessary to transition to the new accounting standards, except for changes related to those standards where comparatives are not required to be restated, which will be adjusted in opening retained earnings at 1st April 2005.

The following are some of the significant topics expected to impact the Bank:

- special-purpose entities will need to be consolidated if they are controlled. The treatment of past securitisation arrangements is being reconsidered;
- all derivative contracts, whether used for hedging purposes or not, will need to be carried at fair value. External derivative contracts that economically hedge risks of the Bank will be treated for accounting purposes as either a hedge (fair value hedge, cash flow hedge or hedge of investment in foreign operations) if the strict accounting criteria are met or a non-hedging derivative;
- some fees received and commissions paid upfront will be deferred and recognised either as an adjustment to the interest yield or over the period of service;
- provisions for loan losses will be permitted only if they have been incurred and there is objective evidence of impairment as a result of a past event;
- the fair value of share options granted to employees will need to be recognised as an expense over the vesting periods for the options;
- a 'balance sheet' approach is used to determine deferred tax assets and deferred tax liabilities, which requires a comparison between the carrying amount and the tax base for each asset and liability.

Recent Developments

ING Asian Cash Equities Business Acquisition

On 8th March 2004, the Bank entered into a sale and purchase agreement with ING Bank N.V. ("**ING**") to acquire 100% of the ING Asian cash equity sales, sales trading, facilitation trading, execution, research and equity capital markets businesses across Asia, for an estimated cost of A$145 million.

This acquisition will provide the MBL Group with critical mass in institutional stockbroking in the Asia-Pacific region. The acquisition provides a platform to broaden the MBL Group's activities, particularly the Bank's existing infrastructure, equity capital markets, mergers and acquisitions and other investment banking capabilities in the region. The acquisition includes approximately 450 staff operating in 10 Asian locations: Hong Kong, Korea, Japan, Taiwan, Thailand, Singapore, China, Indonesia, Malaysia and the Philippines, as well as ING's Asian sales and trading desks in London, New York and other European and North American operations. The acquisition was finalised on 31st July 2004.

Outlook

At the Bank's 2004 Annual General Meeting on 29th July 2004, the Bank announced that its first quarter profit for the three months ended 30th June 2004 was well up on the corresponding period in 2003. It also indicated that it expected the first half result for the six months to 30th September 2004 to be broadly in line with, or slightly ahead of, the prior corresponding period. However, it noted that repeating the strong second half result achieved the previous year would be challenging because that half had benefited from very buoyant equity market conditions in Hong Kong and very large profits from asset realisations, especially through Macquarie Direct Investment.

The Bank also indicated that, over the medium-term, it was well placed due to its committed quality staff, diversification, good businesses and effective prudential controls. The Bank remained positive about continued growth in revenue and earnings across most businesses subject to market conditions not deteriorating materially. The Bank expected continued good growth in international businesses.

Voting Directors of the Bank

Name	Function within the Bank	Principal outside business activities
D S Clarke, AO	Executive Chairman	Chairman of McGuigan Simeon Wines Limited and Macquarie Goodman Management Limited
A E Moss	Managing Director and Chief Executive Officer	–
M R G Johnson	Deputy Chairman	Chairman of The Australian Gas Light Company Limited
J G Allpass	Independent Voting Director	Chairman of Envestra Limited and Director of Queensland Investment Corporation and MBF Australia Limited
L G Cox, AO	Executive Voting Director	Chairman of Transurban Group, SMS Management & Technology Limited and a Director of Smorgan Steel Group Limited
P M Kirby	Independent Voting Director	Chairman of Medibank Private Limited and a Director of Orica Limited
C B Livingstone	Independent Voting Director	Chairman of the CSIRO and a Director of Telstra Corporation Limited
B R Martin	Independent Voting Director	Chairman of the Barkworth Group, Brazin Limited and a Director of SciGen Limited
H K McCann	Independent Voting Director	Chairman of Healthscope Limited, Origin Energy Limited and Triako Resources Limited and a Director of Bluescope Steel Limited
J R Niland, AC	Independent Voting Director	Professor Emeritus of the University of New South Wales, and Chairman of Research Australia Limited
H M Nugent, AO	Independent Voting Director	Chairman of Swiss Re Australia Limited and Funds SA and a Director of UNiTAB Limited, the South Australian Economic Development Board, Origin Energy Limited and Carter Holt Harvey Limited

Capitalisation and Indebtedness of Macquarie Bank Limited and its Controlled Entities

The table below shows the consolidated capitalisation and indebtedness of the MBL Group as at 31st March 2004, which have been extracted without material adjustment from the audited consolidated financial statements of the Bank for the year ended 31st March 2004.

	31st March 2004 A$M
Short-term debt	
Deposits	3,342
Negotiable certificates of deposit	2,142
Notes payable	7,075
Due to other financial institutions	1,516
Total short-term debt	14,075
Long-term debt	
Deposits	873
Negotiable certificates of deposit	157
Notes payable	3,234
Due to other financial institutions[1]	419
Total long-term debt	4,683
Equity attributable to Ordinary Shareholders	
Share capital[2]	1,382
Retained earnings	1,040
Total equity attributable to Ordinary Shareholders	2,422
Equity not attributable to Ordinary Shareholders	
Subordinated debt	960
Macquarie income securities[3]	391
Outside equity interests in controlled entities	20
Total equity not attributable to Ordinary Shareholders	1,371
Total capitalisation[4]	22,551

Notes:

(1) "Other financial institutions" includes OECD central banks, clearing banks, clearing houses and other OECD deposit taking institutions.

(2) The Bank had 215,916,285 fully paid ordinary shares on issue as at 31st March 2004.

(3) Perpetual floating rate notes counting as regulatory capital.

(4) There has been no material change to the consolidated capitalisation and indebtedness of the MBL Group since 31st March 2004.

Financial Information Relating to Macquarie Bank Limited

The financial information on pages 34 to 36 inclusive of this Offering Circular has been extracted without material adjustment from the Bank's audited consolidated and non-consolidated financial statements as at, and for the financial years ended, 31st March 2004 and 31st March 2003.

MACQUARIE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL PERFORMANCE
For the financial year ended 31st March

	Consolidated 2004 A$M	Consolidated 2003 A$M	Bank 2004 A$M	Bank 2003 A$M
Interest income	1,235	1,074	1,096	902
Interest expense	(965)	(827)	(1,082)	(860)
Net interest income	270	247	14	42
Fee and commission income	1,649	1,370	402	475
Fee and commission expense	(331)	(254)	(160)	(131)
Net fee and commission income	1,318	1,116	242	344
Trading income	562	402	545	335
Other income	393	194	807	598
Other expenses	(78)	(69)	(48)	(61)
Total income from ordinary activities	2,465	1,890	1,560	1,258
Employment expenses	(1,257)	(970)	(945)	(710)
Occupancy expenses	(102)	(92)	(64)	(64)
Non-salary technology expenses	(106)	(84)	(89)	(66)
Professional fees, travel and communication expenses	(162)	(129)	(86)	(83)
Other operating expenses	(153)	(155)	(73)	(59)
Total expenses from ordinary activities	(1,780)	(1,430)	(1,257)	(982)
Profit from ordinary activities before income tax	685	460	303	276
Income tax (expense)/benefit	(161)	(96)	58	(20)
Profit from ordinary activities after income tax	524	364	361	256
(Profit) from ordinary activities after income tax attributable to outside equity interests	(3)	(3)	–	–
Profit from ordinary activities after income tax attributable to equity holders of Macquarie Bank Limited	521	361	361	256
Distributions paid or provided on Macquarie Income Securities	(27)	(28)	–	–
Profit from ordinary activities after income tax attributable to ordinary equity holders of Macquarie Bank Limited	494	333	361	256

	Cents per share	
Basic earnings per share	233.0	164.8
Diluted earnings per share	229.3	163.1

MACQUARIE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL POSITION
As at 31st March

	Consolidated 2004 A$M	Consolidated 2003 A$M	Bank 2004 A$M	Bank 2003 A$M
ASSETS				
Cash and liquid assets	647	311	208	147
Securities purchased under resale agreements	8,598	5,155	8,263	4,982
Trading assets	6,891	4,780	6,316	4,327
Other securities	1,847	2,181	326	228
Loan assets	10,777	9,839	7,077	7,444
Other financial market assets	6,694	5,309	6,732	5,125
Other financial assets	3,531	1,828	1,465	1,184
Life insurance investment assets	2,350	2,516	–	–
Due from controlled entities	–	–	5,954	3,620
Equity investments	138	130	27	26
Investments in associates and incorporated joint ventures	169	142	101	69
Fixed assets	1,945	125	75	106
Tax assets	184	146	93	174
Investments in controlled entities	–	–	6,264	2,278
Total assets	43,771	32,462	42,901	29,710
LIABILITIES				
Due to other financial institutions	1,935	517	937	230
Securities sold under repurchase agreements	2,597	2,221	2,597	2,221
Securities borrowed	5,750	2,381	5,177	2,796
Deposits	4,215	3,966	4,050	3,930
Notes payable	12,608	10,069	12,320	10,069
Other financial market liabilities	5,821	4,718	5,897	4,705
Tax liabilities	53	18	11	12
Other financial liabilities	4,215	2,665	2,116	2,181
Life insurance policy liabilities	2,291	2,456	–	–
Due to controlled entities	–	–	6,286	748
Provisions for dividends and distributions	6	213	–	208
Deferred tax liabilities	413	30	–	–
Other provisions	74	67	66	63
Total liabilities excluding loan capital	39,978	29,321	39,457	27,163
Loan capital				
Subordinated debt	960	406	960	406
Converting Preference Shares	–	150	–	150
Total liabilities	40,938	29,877	40,417	27,719
Net assets	2,833	2,585	2,484	1,991
EQUITY				
Contributed equity				
Ordinary share capital	1,382	1,137	1,382	1,137
Macquarie Income Securities	391	391	391	391
Investment revaluation reserve	–	–	61	85
Retained earnings	1,040	659	650	378
Total equity attributable to equity holders of Macquarie Bank Limited	2,813	2,187	2,484	1,991
Outside equity interests in controlled entities	20	398	–	–
Total equity	2,833	2,585	2,484	1,991

Five year financial summary

The following table sets out a five year financial summary of the MBL Group, as extracted without material adjustment from the annual audited consolidated financial statements of the MBL Group for the relevant financial years.

	Financial year ended 31st March				
	2000	2001	2002	2003	2004
Financial performance (A$ million)					
Total income from ordinary activities	1,186	1,472	1,600	1,890	2,465
Total expenses from ordinary activities	885	1,147	1,245	1,430	1,780
Profit from ordinary activities before income tax	301	325	355	460	685
Income tax expense	79	53	76	96	161
Profit from ordinary activities	222	272	279	364	524
Outside equity interest	–	(1)	–	3	3
Macquarie Income Securities distributions	12	31	29	28	27
Profit from ordinary activities after income tax attributable to ordinary equity holders	210	242	250	333	494
Financial position (A$ million)					
Total assets	23,389	27,848	30,234	32,462	43,771
Total liabilities	22,154	26,510	27,817	29,877	40,938
Net assets	1,235	1,338	2,417	2,585	2,833
Risk weighted assets	8,511	9,860	10,651	10,030	13,361
Total loan assets	6,518	7,785	9,209	9,839	10,777
Impaired assets (net of provisions)	23	31	49	16	61
Share information					
Cash dividends per share (cents per share)					
Interim	34	41	41	41	52
Final[1]	52	52	52	52	70
Special	–	–	–	50	–
Total	86	93	93	143	122
Basic earnings per share (cents per share)	124.33	138.88	132.83	164.84	233.02
Share price at 31st March (A$)	26.40	27.63	33.26	24.70	35.80
Ordinary share capital (million shares)[2]	171.2	175.9	198.5	204.5	215.9
Market capitalisation at 31st March (fully paid ordinary shares) (A$ million)	4,520	4,860	6,602	5,051	7,729
Ratios					
Return on average ordinary shareholders' funds	28.1%	27.1%	18.7%	18.7%	22.3%
Payout ratio (excluding special dividend)	70.0%	67.5%	73.6%	56.8%	53.2%
Tier 1 ratio	14.5%	12.9%	17.8%	19.0%	16.2%
Capital adequacy ratio	18.4%	16.0%	19.4%	21.4%	19.9%
Impaired assets as % of loan assets	0.3%	0.4%	0.5%	0.2%	0.6%
Net loan losses as % of loan assets	0.1%	0.1%	0.2%	0.0%	0.3%
Assets under management (A$ billion)[3]					
Listed	4.2	6.9	11.8	18.0	21.5
Unlisted					
Retail	9.6	10.6	11.7	12.4	13.4
Wholesale	12.5	13.4	17.8	21.9	27.7
Total	26.3	30.9	41.3	52.3	62.6

Notes:

(1) The 31st March 2004 final dividend is not included in the 2004 Financial Report in accordance with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets". This accounting standard requires that provisions for dividends not be recognised until the dividend has been declared or publicly recommended by the directors of the Bank.

(2) Number of fully paid ordinary shares at 31st March, excluding options and partly paid shares.

(3) This reflects the closing consolidated total assets of all the MBL Group's managed funds.

Description of the Preferred Securities

The Preferred Securities are limited partnership interests in the Issuer. The following description should be read in conjunction with, and is subject to the terms of, the Limited Partnership Agreement, a copy of which is available as described under "General Information".

Description of the Preferred Securities

1. Definitions

In this Description of the Preferred Securities, except to the extent that the context otherwise requires:

"**Accrual Period**" means the relevant period for which a Distribution is to be calculated (from and including the first such day to but excluding the last);

"**Additional Amounts**" has the meaning given to that term in paragraph 6;

"**Agency Agreement**" means the Agency Agreement dated 22nd September 2004 (as may be amended or supplemented from time to time) in relation to the Preferred Securities entered into between, *inter alia*, the Bank, the General Partner, the Registrar and the Paying and Transfer Agents;

"**APRA**" means the Australian Prudential Regulation Authority in Australia and shall include any successor organisation or authority having primary supervisory responsibility for the prudential supervision of banks in Australia;

"**ASX**" means Australian Stock Exchange Limited (ABN 98 008 624 691) or its successor from time to time;

"**Australia**" means the Commonwealth of Australia;

"**Available Profits**" means as at the Record Date for any payment of a Distribution:

(a) the consolidated net profit after tax of the consolidated Group for the most recent Reporting Year for which publicly available financial results for the consolidated Group are available (as disclosed in the publicly available financial results for the consolidated Group),

less (without double counting):

(b) the aggregate amount of any interest, dividends or distributions paid, decided to be paid or unconditionally liable to be paid by the Bank or any of its subsidiary undertakings or other entities in the 12 month period up to the Record Date in relation to:

(i) any Parity Obligations; or

(ii) any ordinary shares or other capital instruments or other obligations of the Bank over which the Substituted Preference Shares rank in priority for participation in profits,

except to the extent to which any such interest, dividends, distributions, directly or indirectly, are beneficially received or receivable by a member of the Group (in its own corporate capacity);

"**Bank**" means Macquarie Bank Limited;

"**Benchmark Gilt**" means, in respect of a Reset Period, such United Kingdom government security having a maturity date on or about the last day of such Reset Period as the Calculation Agent, with the advice of the Reference Dealers, may determine to be appropriate;

"**Business Day**" means a day other than a Saturday or Sunday on which commercial banks and foreign exchange markets settle payments in Pounds Sterling and are open for general business in London, Sydney and New York;

"**Calculation Agent**" means Deutsche Bank AG London or any successor calculation agent appointed under the Agency Agreement;

"**Capital Adequacy Regulations**" means at any time the regulations, requirements, guidelines and policies of APRA relating to capital adequacy then in effect, in each case as they are applied to the Bank and the Group;

"**Capital Deficiency Event**" shall occur if:

(a) the Total Capital Ratio or the Tier 1 Capital Ratio, or their then equivalent, of the Bank (on a Level 1 basis) or of the Group (on a Level 2 basis) does not comply with the Capital Adequacy Regulations; or

(b) the Directors in their sole discretion notify APRA and the Issuer that they have determined that (a) above is expected to occur in the near term;

"**CHESS**" means the ASX's Clearing House Electronic Subregister System (or its successor from time to time) for the settlement of transactions on the ASX;

"**Clearstream, Luxembourg**" means Clearstream Banking, société anonyme, Luxembourg;

"**Convertible Debentures**" means the Pounds Sterling 6.177% Convertible Debentures due 2050 issued by the Bank, acting through its London branch, on the Issue Date and subscribed by the Issuer using the proceeds of the issue of the Preferred Securities;

"**Corporations Act**" means the Corporations Act 2001 of Australia;

"**Day Count Fraction**" means a fraction calculated on the following basis:

(a) if the Accrual Period is equal to or shorter than the Distribution Period during which it falls, the number of days in the Accrual Period divided by the product of (x) the number of days in such Distribution Period and (y) two; and

(b) if the Accrual Period is longer than one Distribution Period, the sum of:

(i) the number of days in such Accrual Period falling in the Distribution Period in which it begins divided by the product of (x) the number of days in such Distribution Period and (y) two; and

(ii) the number of days in such Accrual Period falling in the next Distribution Period divided by the product of (x) the number of days in such Distribution Period and (y) two;

"**Directors**" means some or all of the directors of the Bank acting as a board and includes a duly appointed committee of the directors of the Bank;

"**Distributions**" means the non-cumulative cash distributions on the Preferred Securities as described in paragraph 2 and "**Distribution**" has a corresponding meaning;

"**Distribution Date**" means each 15th April and 15th October following the first Distribution Date which shall be 15th April 2005;

"**Distribution Period**" means the period from (and including) the Issue Date to (but excluding) the first Distribution Date and each period thereafter from (and including) one Distribution Date to (but excluding) the next following Distribution Date;

"**Distribution Rate**" means in respect of the Preferred Securities, (i) for each Distribution Period until the First Optional Redemption Date, 6.177% per annum and, (ii) for each Distribution Period thereafter, the sum of the Margin and the Five Year Benchmark Gilt Rate for such Distribution Period;

"**Early Redemption Date**" means any date designated for redemption of the Preferred Securities for tax or regulatory reasons as described under paragraphs 4.3 and 4.4;

"**Euroclear**" means Euroclear Bank S.A./N.V. as operator of the Euroclear System or its successor;

"**First Optional Redemption Date**" means 15th April 2020;

"**Five Year Benchmark Gilt Rate**" means, in respect of a Reset Period, the gross redemption yield (as calculated by the Calculation Agent on the basis set out by the United Kingdom Debt Management Office in the paper "Formulae for Calculating Gilt Prices from Yields" page 4, Section One: Price/Yield Formulae "Conventional Gilts; Double-dated and Undated Gilts with Assumed (or Actual) Redemption on a Quasi-Coupon Date" (published on 8th June 1998 and updated on 15th January 2002)) on a semi-annual compounding basis (converted to an annualised yield and rounded, if necessary, to four decimal places with 0.00005 being rounded upwards) of the Benchmark Gilt in respect of that Reset Period, with the price of the Benchmark Gilt for this purpose being the arithmetic average (to four decimal places, rounded as aforesaid) of the bid and offered prices of the Benchmark Gilt quoted by the Reference Dealers at 3.00 p.m. (London time) on the relevant Reset Determination Date on a dealing basis for settlement on the next following London Business Day;

"**Former Holder**" has the meaning given to that term in paragraph 5.4;

"**General Partner**" means Macquarie Capital Funding (GP) Limited;

"**Group**" means the Bank and its consolidated Subsidiaries;

"**Guarantee**" means the subordinated guarantee in respect of the Preferred Securities executed by the Bank on 22nd September 2004 as a deed poll;

"**Holder**" means, in respect of each Preferred Security, each person registered on the Register as the limited partner holding such Preferred Security at the relevant time;

"**Initial Limited Partner**" means BT Globenet Nominees Limited;

"**Initial Preferential Limited Partner**" means Macquarie Capital Funding (LP) Pty Ltd.;

"**Insolvency Event**" means any of the following events (except where the event is for the purpose of a solvent reconstruction or amalgamation of the Bank):

(a) a proceeding is commenced by the Bank for an order that it be dissolved, wound-up or liquidated or for the appointment of a provisional liquidator or administrator of the Bank;

(b) a proceeding for an order of a kind described in paragraph (a) is commenced by any other person and such proceeding is not discontinued or dismissed within 30 days of having been served on the Bank;

(c) a liquidator, provisional liquidator or administrator is appointed to the Bank and such appointment is not revoked or set aside within 30 days of such appointment; or

(d) a receiver or receiver and manager is appointed to the whole, or substantially the whole of the Bank's property in the exercise of an Encumbrance and such appointment is not revoked or set aside within 30 days of appointment and, for this purpose, "**Encumbrance**" means any mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security agreement or security arrangement or any other arrangement having the same effect as any of the foregoing of whatsoever nature other than liens arising by operation of law;

"**Issue Date**" means 22nd September 2004;

"**Issuer**" means Macquarie Capital Funding L.P., acting through the General Partner;

"**Jersey**" means the Island of Jersey;

"**Law**" means the Limited Partnerships (Jersey) Law, 1994, as amended or restated from time to time;

"**Level 1**" and "**Level 2**" have the same meaning as for the purposes of the Capital Adequacy Regulations;

"**Limited Partnership Agreement**" means the limited partnership agreement dated 16th September 2004 between the General Partner, the Initial Limited Partner, the Initial Preferential Limited Partner and the Bank pursuant to which the Issuer was established, as the same may be amended from time to time;

"**Limited Partnerships Registrar**" means the person appointed as Registrar of Limited Partnerships pursuant to the Law;

"**Liquidation Distribution**" in respect of any Preferred Security upon a liquidation, dissolution or winding-up of the Issuer, means the Nominal Amount together with any accrued but unpaid Distribution from and including the commencement of the Distribution Period in which the date of the dissolution or winding-up falls (less any interim Liquidation Distribution that may have been paid);

"**London Business Day**" means a day (not being a Saturday or a Sunday) on which banks are open for business in London;

"**Make Whole Redemption Price**" means in respect of each Preferred Security:

(a) the Nominal Amount of such Preferred Security; or (if higher)

(b) the price, expressed as a percentage (rounded to four decimal places, with 0.00005 being rounded upwards), at which the gross redemption yield as calculated by the Calculation Agent on the basis set out by the United Kingdom Debt Management Office in the paper "*Formulae for Calculating Gilt Prices from Yields*" page 4, Section One: Price/Yield Formulae "*Conventional Gilts; Double-dated and Undated Gilts with Assumed (or Actual) Redemption on a Quasi-Coupon Date*" (published on 8th June 1998 and updated on 15th January 2002) on the Preferred Securities, if they were to be purchased at such price on the third dealing day prior to the date fixed for redemption, would be equal to the gross redemption yield on such dealing day of the Reference Security plus 0.25% on the basis of the middle market price of the Reference Security prevailing at 11.00 a.m. (London time) on such dealing day as determined by the Calculation Agent,

plus, in each case, accrued and unpaid Distributions in respect of the most recent Distribution Period up to the Early Redemption Date and any Additional Amounts remaining unpaid;

"**Margin**" means 2.35%;

"**Nominal Amount**" means £50,000 per Preferred Security;

"**Optional Distribution**" means a Distribution payable in accordance with paragraph 2.10;

"**Optional Redemption Date**" means the First Optional Redemption Date and each fifth anniversary thereafter;

"**Optional Redemption Price**" in respect of a Preferred Security means an amount equal to the Nominal Amount, plus accrued and unpaid Distributions in respect of the most recent Distribution Period up to the Early Redemption Date and any Additional Amounts remaining unpaid;

"**Other Tax Event**" means any Tax Law Change (other than a Tax Law Change which would result in a Withholding Tax Event) occurs, which would result in there being more than an insubstantial risk that any of the Issuer, the General Partner, the Bank, the Bank's London branch or any member of the Group which is an obligor in respect of any Permissible Replacement Assets would be exposed to more than a *de minimis* increase in its costs (including, without limitation, a more than *de minimis* adverse change in the deductibility of interest payments on the Convertible Debentures under the tax law applicable to the Bank's London branch through which the Convertible Debentures are issued) in relation to the Preferred Securities (or the Convertible Debentures or any Permissible Replacement Assets whilst, in either case, they remain an asset of the Issuer), as a result of any taxes, duties or other governmental charges. Notwithstanding the foregoing, an Other Tax Event will not occur if the increase in cost to the Bank is attributable to a restriction or denial of any tax deduction in respect of interest on the Convertible Debentures in the computation of the profits of the Bank's London branch for United Kingdom corporation tax purposes by virtue of the application of Section 11AA of the Income and Corporation Taxes Act 1988, or any re-enactment thereof in the same form as is in effect on 17th September 2004;

"**Parity Obligations**" means:

(a) any preference shares issued directly by the Bank before the Issue Date;

(b) the Substituted Preference Shares, the Convertible Debentures and the Guarantee;

(c) any preference shares or other capital instruments issued directly by the Bank and ranking, in a Winding-Up of the Bank, *pari passu* with the Bank's obligations under either (i) the Substituted Preference Shares, or (ii) the Convertible Debentures and the Guarantee;

(d) any preference shares or other capital instruments issued by a Subsidiary of the Bank or any other entity and entitled to the benefit of any guarantee or support agreement from the Bank ranking, in a Winding-Up of the Bank, *pari passu* with the Bank's obligations under the Convertible Debentures and the Guarantee; or

(e) any Permissible Replacement Assets or other capital instruments issued by a Subsidiary of the Bank or any other entity which, at the option of such Subsidiary or the Bank, are convertible or exchangeable into Substituted Preference Shares (or preference shares or other capital instruments ranking, in a Winding-Up of the Bank, *pari passu* with the Bank's obligations under the Substituted Preference Shares),

(other than the Preferred Securities or any similar capital instruments issued by an entity whose sole or principal asset consists of any of the above) and which, in any such case, constitute capital instruments capable of being eligible for inclusion as part of the Tier 1 Capital, or its then equivalent, of the Bank (on a Level 1 basis) or the Group (on a Level 2 basis);

"**Paying and Transfer Agents**" means each of the Principal Paying and Transfer Agent and Deutsche Bank Luxembourg SA and/or such other entity as is appointed as such by the General Partner on behalf of the Issuer and notified to the Holders in the manner described in paragraph 10;

"**Permissible Replacement Asset**" means any loan to, or security issued by, any member of the Group which shall have economic terms (including as to conversion into Preference Shares) equivalent in all material respects to (or, if not equivalent, not disadvantageous to the holder when compared with) the Convertible Debentures (including, without limitation, that the obligations thereunder to make payments of principal, premium and interest will be equivalent to the corresponding obligations of the Bank under the Convertible Debentures terms and conditions) and including provisions having analogous effect to the provisions of Condition 8.5 of the Convertible Debentures terms and conditions;

Condition 8.5 of the Convertible Debentures provides that the Bank can redeem the Convertible Debentures by delivering Permissible Replacement Assets.

"**Permitted Reorganisation**" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all of the business, undertaking and assets of the Bank are transferred to a successor entity which assumes all the Bank's obligations under the Guarantee;

"**Preference Shares**" means non-cumulative redeemable perpetual preference shares of the Bank;

"**Preferential Limited Partner**" means the Initial Preferential Limited Partner or any other holder of the Preferential Right from time to time;

"**Preferential Right**" means the preferential limited partnership interest in the Issuer held by the Preferential Limited Partner and entitling it to receive in preference to the rights of the General Partner all amounts received by the Issuer in excess of those required to make payments of any Distribution (and, if relevant, Additional Amounts) on any Distribution Date or any Liquidation Distribution or Relevant Proportion thereof (and, if relevant, Additional Amounts) to Holders in accordance with paragraph 2 or 3 below;

"**Preferred Capital Contribution**" means, in relation to the Preferred Securities, the aggregate contribution to the assets of the Issuer (being a whole multiple of £50,000) paid in cash to or to the order of the Issuer in respect of the Preferred Securities;

"**Preferred Securities**" means the Pounds Sterling 6.177% Guaranteed Non-cumulative Step-up Perpetual Preferred Securities, ranking *pari passu* amongst themselves and representing the interest of a Holder in the Issuer attributable to the Relevant Proportion of the Preferred Capital Contribution (being a whole multiple of £50,000);

"**Preferred Securities Substitution**" has the meaning given in paragraph 5.1;

"**Principal Paying and Transfer Agent**" means Deutsche Bank AG London or such other entity as is appointed as such by the General Partner on behalf of the Issuer and notified to the Holders in the manner described in paragraph 10;

"**Record Date**" in respect of any Distribution Date means the date falling 11 London Business Days before such Distribution Date;

"**Redemption Date**" means an Early Redemption Date or an Optional Redemption Date, as applicable;

"**Reference Dealers**" means three brokers of U.K. government gilt-edged securities or market makers of U.K. government gilt-edged securities chosen by the Calculation Agent;

"**Reference Security**" means, where redemption pursuant to paragraph 4.3(a) or 4.4 occurs on or before the First Optional Redemption Date, the 8% U.K. Treasury Stock due 2021, or if such security is no longer in issue, such other United Kingdom government security as the Calculation Agent may, with the advice of the Reference Dealers, determine to be appropriate; or, where redemption occurs after the First Optional Redemption Date, such United Kingdom government security having a maturity date on or about the last day of the Reset Period in which such redemption occurs, as the Calculation Agent, with the advice of the Reference Dealers, may determine to be appropriate, in each case for the purposes of determining the Make Whole Redemption Price;

"**Register**" means the register of Holders maintained outside the United Kingdom by the Registrar on behalf of the Issuer under the Law;

"**Registrar**" means, in relation to the Preferred Securities, Deutsche Bank Luxembourg S.A. or such other entity as is appointed as such by the General Partner on behalf of the Issuer having its office outside the United Kingdom and notified to the Holders in the manner described in paragraph 10;

"**Regulatory Effect**" means:

(a) the Convertible Debentures are no longer capital instruments capable of being eligible for inclusion as part of the Tier 1 Capital (or its then equivalent) of the Bank (on a Level 1 basis); or

(b) if, upon delivery to the General Partner on behalf of the Issuer, any Permissible Replacement Assets were capital instruments capable of being eligible for inclusion as part of the Tier 1 Capital, or its then equivalent, of the Issuer (on a Level 1 basis), such Permissible Replacement Assets are no longer capital instruments capable of being so eligible; or

(c) if, upon delivery to the General Partner on behalf of the Issuer, any Permissible Replacement Assets were capital instruments only capable of being eligible for inclusion as part of the Tier 1 Capital, or its then equivalent of the Group (on a Level 2 basis), such Permissible Replacement Assets are no longer capital instruments capable of being so eligible; or

(d) the Preferred Securities are no longer capital instruments capable of being eligible for inclusion as part of the Tier 1 Capital, or its then equivalent, of the Group (on a Level 2 basis);

"**Regulatory Event**" means:

(i) the introduction of, or an amendment or clarification to or change in (or announcement of a prospective introduction of, amendment or clarification to or change in) a law or regulation of Australia or any state or territory thereof or any direction, order, requirement, guideline or statement of APRA which has, or would upon becoming effective have a Regulatory Effect;

(ii) that the Bank has received a written statement, notification or advice from APRA of the occurrence of any act, matter or thing which has, or would upon becoming effective have, a Regulatory Effect; or

(iii) the Bank has received an opinion of nationally recognised independent legal counsel in Australia experienced in these matters to the effect that, as a result of the occurrence on or after 17th September 2004 of a change in law, regulation or prudential statement or a change in interpretation or application of law, regulation or prudential statement by any legislative body, court, governmental agency or regulatory authority, a Regulatory Effect has occurred or will occur within 90 days of such opinion;

"**Related Entity**" of an entity, means another entity which is related to the first within the meaning of section 50 of the Corporations Act or is any economic entity (as defined in an applicable approved accounting standard) which contains the first and "**Related Entities**" has a corresponding meaning;

"**Relevant Proportion**" means:

(a) in relation to any partial payment of a Distribution, the amount of Available Profits as of the relevant Record Date divided by the sum of (i) the total amount originally scheduled to be paid by way of Distribution on the Preferred Securities on the relevant Distribution Date and (ii) the sum of any interest, dividends or other distributions or payments in respect of other Parity Obligations (excluding the Convertible Debentures and any Permissible Replacement Asset) due and payable on that Distribution Date, with all such amounts converted where necessary for the purposes of such calculation by the Bank into Australian dollars by reference to the relevant exchange rate prevailing (as determined by the Bank) on the relevant Record Date; and

(b) in relation to any partial payment of any Liquidation Distribution, the total amount available for any such payment and for making any equivalent distribution on a liquidation, dissolution or winding-up on any Parity Obligations divided by the sum of (i) the full Liquidation Distribution before any reduction or abatement hereunder and (ii) the amount (before any reduction or abatement hereunder) of the full equivalent distribution on a liquidation, dissolution or winding-up on any Parity Obligations, with all such amounts converted where necessary for the purposes of such calculation by the Issuer into Australian dollars by reference to the relevant exchange rate prevailing (as determined by the Bank) on the relevant Record Date;

"**Reporting Year**" means each 12 month period ending 31st March or 30th September, or such other period approved by APRA in circumstances where the Bank has changed its reporting period for its financial results;

"**Reset Date**" means the First Optional Redemption Date and each fifth anniversary thereafter;

"**Reset Determination Date**" in relation to any Reset Period means the day that is five London Business Days prior to the beginning of each Reset Period;

"**Reset Period**" means each five year period from (and including) a Reset Date to (but excluding) the next succeeding Reset Date;

"**Securities Act**" means the U.S. Securities Act of 1933, as amended;

"**Senior Creditors**" means all creditors (present and future) including depositors of the Bank:

(a) whose claims are admitted in the Winding-Up of the Bank; and

(b) who are not the holders of indebtedness, the right to repayment of which by its terms is, or is expressed to be, subordinated in a Winding-Up of the Bank to the claims of all unsubordinated creditors of the Bank;

"**Special Representative**" has the meaning given to that term in paragraph 8;

"**Subordinated Indebtedness**" means any indebtedness (present and future) of the Bank which by its terms is, or is expressed to be, subordinated in a Winding-Up of the Bank to the claims of its Senior Creditors;

"**Subsidiary**" of any entity means another entity which is a subsidiary of the first within the meaning of Part 1.2 Division 6 of the Corporations Act or is a subsidiary or is otherwise controlled by the first within the meaning of any applicable approved accounting standard and "**Subsidiaries**" has a corresponding meaning;

"**Substituted Preference Shares**" has the meaning given to that term in paragraph 5.1;

"**Substitution Date**" means the date when the Preferred Securities Substitution occurs;

"**Tax Law Change**" means:

(i) an amendment to, change in or announced proposed change in any laws, or any regulations under those laws;

(ii) a judicial decision interpreting, applying or clarifying those laws or regulations;

(iii) an administrative pronouncement or action that represents an official position, including a clarification of an official position, of the governmental authority or regulatory body making the administrative pronouncement or taking any action; or

(iv) a challenge asserted or threatened in connection with an audit (including a United Kingdom Inland Revenue self assessment enquiry) of the Bank, its London branch, any member of the Group which is an obligor in respect of any Permissible Replacement Assets or the Issuer, or a challenge asserted or threatened in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the Convertible Debentures, any Permissible Replacement Assets or the Preferred Securities,

which amendment or change is adopted or which proposed change, decision or pronouncement is announced or which action or clarification or challenge occurs on or after the issue date of the Convertible Debentures, the relevant Permissible Replacement Assets or the Preferred Securities, as the case may be;

"**Tier 1 Capital**" means the core capital of the Bank (on a Level 1 basis) or the Group (on a Level 2 basis), as the case may be, as defined by APRA for the purposes of the Capital Adequacy Regulations;

"**Tier 1 Capital Ratio**" means at any time the ratio so prescribed by APRA for the purposes of the Capital Adequacy Regulations;

"**Total Capital Ratio**" means at any time the ratio so prescribed by APRA for the purposes of the Capital Adequacy Regulations;

"**U.K.** " and the "**United Kingdom**" means the United Kingdom of Great Britain and Northern Ireland;

"**Winding-Up**" means any procedure whereby the Bank may be wound up, dissolved, liquidated or cease to exist as a body corporate whether brought or instigated by a Holder or any other person, but excludes any Winding-Up which results in there being a successor to the Bank and the obligations under the Convertible Debentures are assumed by that successor; and

"**Withholding Tax Event**" means that the Bank has received an opinion of competent tax counsel to the effect that there has been a Tax Law Change and that following the occurrence of such Tax Law Change there is more than an insubstantial risk that any payment on the Preferred Securities (or the Convertible Debentures or any Permissible Replacement Assets whilst, in either case, they remain an asset of the Issuer) is, or will be subject to an amount of withholding or deduction in respect of any relevant tax, for which the Issuer (or the Bank's London branch, the Bank or any member of the Group which is an obligor in respect of any Permissible Replacement Assets, as the case may be) must pay Additional Amounts as provided or referred to in paragraph 6 below (or under an equivalent provision in relation to the Convertible Debentures or the relevant Permissible Replacement Assets), being in any such case amounts which were not, or would not have been, payable as at the issue date of the Preferred Securities (or the Convertible Debentures or the relevant Permissible Replacement Assets, as the case may be), provided that for the purposes of this provision, "Permissible Replacement Assets" shall exclude any Preference Shares of the Bank.

References herein to statutory or regulatory provisions shall be deemed to include any modification or replacement of the same from time to time.

2. Distributions

2.1 Subject as provided by the Law and in paragraph 2.3, Distributions shall accrue from the Issue Date and shall be payable semi-annually in arrear in equal instalments on each Distribution Date, except that there will be a long first Distribution with the first Distribution being payable on 15th April 2005. The Distribution payable on the Distribution Date falling on 15th April 2005 shall be £1,738.34 per Preferred Security of £50,000 Nominal Amount and the Distribution payable on each Distribution Date falling thereafter up to and including the First Optional Redemption Date shall be £1,544.25 per Preferred Security of £50,000 Nominal Amount, in each case subject as provided in the Law and in paragraph 2.3. The amount of any Distribution payable on a Preferred Security on a Distribution Date falling after the First Optional Redemption Date shall be calculated by applying the Distribution Rate for the relevant Distribution Period to the Nominal Amount of such Preferred Security and

dividing the resulting amount by two. If any Distribution Date is not a Business Day, payment of such amount shall be made on the succeeding Business Day without interest in respect of such delay.

2.2 Subject to the Law, Distributions in respect of any Distribution Period will be payable at the applicable Distribution Rate on the Nominal Amount of the Preferred Securities.

The Calculation Agent will at, or as soon as practicable after, each time at which a Distribution Rate to apply during a Distribution Period is to be determined, determine such Distribution Rate. Each such determination will be notified to the Issuer, the Registrar, any stock exchange on which the Preferred Securities may be for the time being listed and the Holders before the commencement of the Distribution Period.

2.3 Distributions will be non-cumulative. The amount of any Distribution payable in respect of any period other than a whole Distribution Period will be calculated by applying the Distribution Rate for the relevant Distribution Period to the Nominal Amount of such Preferred Security and multiplying the resulting amount by the Day Count Fraction. Distributions will be payable out of the Issuer's own legally available resources on the relevant Distribution Date. Notwithstanding receipt of any interest due under the Convertible Debentures (or any Permissible Replacement Asset) or any other resources legally available for distribution by the Issuer, a Distribution will only be due and payable to the extent the Bank, in its sole discretion, informs the General Partner in writing no later than the relevant Record Date that such Distribution should be paid. A Distribution will not however be paid to the extent that:

(a) the Bank does not have profits after tax available for distribution in accordance with the Corporations Act (as disclosed in the latest publicly available financial results of the Bank) exceeding the amount of such Distribution on the relevant Record Date or is otherwise precluded from paying a dividend on any class of capital by the Corporations Act;

(b) a Capital Deficiency Event has occurred and is continuing, unless APRA has given its prior approval to the payment of the Distribution;

(c) the amount of the Distribution exceeds the amount of Available Profits, unless APRA has given its prior approval to the payment of the Distribution; or

(d) APRA has otherwise objected to the payment of the Distribution.

2.4 If, whether by reason of the provisions of paragraph 2.3 or any equivalent article or term of a Parity Obligation, on any Distribution Date Distributions are not paid in full on the Preferred Securities or interest, dividends or other distributions or payments are not paid in full on the Preferred Securities and any Parity Obligations, but the Bank's profits after tax and Available Profits, each as referred to in paragraph 2.3, are sufficient so as to allow payment of part of any Distribution and none of the other limitations set out in paragraph 2.3 apply, then each Holder will be entitled to receive the Relevant Proportion of any such Distribution provided that (i) each holder of any Parity Obligation also is entitled to receive the Relevant Proportion of any such payment of interest, dividends or other distributions or payments, and (ii) the Bank, in its sole discretion, has informed the General Partner in writing no later than the relevant Record Date that the Relevant Proportion of such Distribution should be paid.

2.5 No Holder shall have any claim in respect of any Distribution or part thereof not payable as a result of the limitations set out in paragraph 2.3. Accordingly, notwithstanding the absolute discretion (subject to APRA's prior approval, if such approval is then required) to pay an Optional Distribution under paragraph 2.10, such amount will not accumulate for the benefit of the Holders or entitle the Holders to any claim in respect thereof against the Issuer or the Bank under the Guarantee.

2.6 The Bank will covenant in Clause 10.2 of the Guarantee in favour of Holders that, in the event that for any Distribution Period, Distributions are not paid in full within five Business Days of the relevant Distribution Date as a result of paragraph 2.3, the Bank will not, and the Bank will procure that no Subsidiary of the Bank will:

(a) pay any interest, dividends or other distributions or payments in respect of Parity Obligations or in respect of the Bank's ordinary shares or any other security or obligation of the Bank over which Substituted Preference Shares would rank in priority for participation in profits; or

(b) (if permitted) effect any redemption, reduction, cancellation or repurchase of Parity Obligations or the Bank's ordinary shares or any other securities or obligations of the Bank over which Substituted Preference Shares would rank in priority for participation in profits,

until, in the case of both (a) and (b), an Optional Distribution as described in paragraph 2.10 is paid or until after the second consecutive following Distribution Date on which a Distribution in respect of the Preferred Securities is paid in full.

These restrictions do not apply to:

(i) repurchases, redemptions or other acquisitions of shares in the capital of the Bank in connection with:

(a) any employment contract, employee equity plan, other benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants of the Bank or any entity controlled by the Bank; or

(b) a dividend plan or shareholder share purchase plan; or

(c) the issuance of shares in the capital of the Bank, or securities convertible into or exercisable for such shares, as consideration in an acquisition transaction entered into prior to that occurrence; or

(ii) an exchange, redemption or conversion of any class or series of the Bank's shares or any shares of a subsidiary of the Bank for any other class or series of the Bank's shares, or an exchange, redemption or conversion of any class or series of the Bank's indebtedness for any class or series of the Bank's shares; or

(iii) the purchase of fractional interests in shares in the capital of the Bank under the conversion or exchange provisions of the shares or the security being converted or exchanged; or

(iv) any payment or declaration of a dividend in connection with any shareholder's rights plan, or the issuance of rights, shares or other property under any shareholder's rights plan, or the redemption or repurchase of rights pursuant to the plan; or

(v) any dividend in the form of shares, warrants, options or other rights where the dividend shares or the shares issuable upon exercise of such warrants, options or other rights are the same class or series of shares as those on which the dividend is being paid or rank equal or junior to those shares.

Nothing in these conditions prohibits the Bank or an entity it controls from purchasing the Bank's shares in connection with transactions for the account of customers of the Bank or customers of entities which the Bank controls or in connection with the distribution or trading of the Bank's shares in the ordinary course of business.

For the purposes of this paragraph 2.6, "**control**" has the meaning given in the Corporations Act.

2.7 In the event that, as a result of any limitation set out in paragraph 2.3, any Distribution is not to be paid in full, the Bank will notify or procure notification to any stock exchange on which the Preferred Securities may be for the time being listed, the General Partner, the Registrar and the Paying and Transfer Agents, and to Holders in accordance with paragraph 10, of the fact and of the amount, if any, to be paid in respect of that Distribution.

2.8 Save as described above, Holders will have no right to participate in the profits of the Issuer or the Bank and, in particular, will have no rights to receive from the Issuer amounts paid under the Convertible Debentures (or Permissible Replacement Assets) in excess of Distributions due and payable under the Preferred Securities. In the event that any amounts paid in respect of the Convertible Debentures (or Permissible Replacement Assets) exceed the amount (if any) then due by way of Distribution under the Preferred Securities, the amount of such excess will be paid to the holder of the Preferential Right and Holders will have no rights in respect thereof.

2.9 The liability of a Holder to contribute to the debts or obligations of the Issuer (if any) shall not (subject to the Law) exceed the amount of that Holder's Preferred Capital Contribution.

2.10 Subject to the Law and to the prior approval of APRA (if such approval is then required), the General Partner may at any time pay an Optional Distribution to the Holders otherwise in accordance with paragraph 7. The amount of the relevant Optional Distribution will be equal to the aggregate amount of the Distributions (or part thereof) which were not paid pursuant to paragraph 2.3 on the two immediately preceding Distribution Dates. The General Partner shall give notice of its intention to pay an Optional Distribution to the Registrar, the Paying and Transfer Agents, any stock exchange on which the Preferred Securities may be for the time being listed and the Holders in accordance with paragraph 10 as soon as practicable before the date of payment of the Optional Distribution. Upon payment in full of an Optional Distribution, the undertaking in paragraph 2.6 shall no longer apply.

3. Liquidation Distributions

3.1 In the event of the commencement of any liquidation, dissolution or winding-up of the Issuer before any redemption of the Preferred Securities or any substitution of the Preferred Securities by Substituted Preference Shares under paragraph 5, the Holders at that time will be entitled to receive the Liquidation Distribution, in respect of each Preferred Security held, out of the assets of the Issuer available for distribution to such Holders under the Law.

3.2 Such entitlement will arise:

(a) before any distribution of assets is made to the General Partner or to the holder of the Preferential Right; and

(b) at the same time as the entitlement of the holders of all other preferred securities (if any) issued by the Issuer which rank *pari passu* with the Preferred Securities; but

(c) after the claims of all other creditors of the Issuer and holders of obligations (if any) of the Issuer which rank neither *pari passu* with, nor subordinated to, the Preferred Securities.

3.3 Notwithstanding the availability of sufficient assets of the Issuer to pay the Liquidation Distribution, if, at the time the Liquidation Distribution is to be paid, proceedings have been commenced for the Winding-Up of the Bank other than pursuant to a Permitted Reorganisation, the Liquidation Distribution paid to Holders shall not exceed the amount per security that would have been paid as a liquidation distribution out of the assets of the Bank had the Preferred Securities been directly issued preference shares issued by the Bank with equivalent rights of participation in the capital of the Bank (whether or not the Bank could in fact have issued such securities) and ranked:

(a) junior to Senior Creditors;

(b) *pari passu* with the most senior preference shares of the Bank; and

(c) senior to the holders of the Bank's ordinary shares.

3.4 If the Liquidation Distribution and any other such liquidation distributions cannot be made in full by reason of the limitation described in paragraph 3.3 or any equivalent article or term of a Parity Obligation, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution then each Holder will be entitled to receive the Relevant Proportion of the Liquidation Distribution. After payment of the Liquidation Distribution, or the Relevant Proportion thereof, if applicable, Holders will have no right or claim to any of the remaining assets of the Issuer or against the Bank under the Guarantee and the holder of the Preferential Right shall be entitled to receive any remaining assets of the Issuer.

3.5 In the event that proceedings are commenced for the Winding-Up of the Bank other than pursuant to a Permitted Reorganisation, the General Partner shall file a statement of dissolution of the Issuer with the Limited Partnerships Registrar and the amount to which Holders shall be entitled as a Liquidation Distribution will be as set out in paragraphs 3.1 to 3.4.

3.6 Subject to paragraph 3.5, unless APRA has given its approval, (if such approval is then required), and the aggregate of the Available Profits as at the date of such dissolution or winding-up of the Issuer is at least equal to the aggregate Liquidation Distribution, the General Partner will not permit, or take any action that would or might cause, the dissolution or winding-up of the Issuer.

3.7 Notwithstanding the foregoing restriction imposed on the General Partner, if for any other reason the Issuer is dissolved or wound up in circumstances where proceedings have not been commenced for the Winding-Up of the Bank, the Liquidation Distribution shall only be payable up to an amount equal to Available Profits. No Holder shall have any claim (whether against the Issuer or under the Guarantee) in respect of any Liquidation Distribution or part thereof not paid when it would, but for the operation of this paragraph 3.7, otherwise have become due.

4. Redemption and Purchase

4.1 The Preferred Securities have no fixed final redemption date and Holders have no rights at any time to call for the redemption of the Preferred Securities.

4.2 The Preferred Securities may be redeemed, in whole but not in part, at the option of the General Partner, subject to the prior approval of APRA (if such approval is then required) and to the Law, on any Optional Redemption Date upon not less than 30 nor more than 60 days' notice to the Holders specifying the Optional Redemption Date (which notice shall be irrevocable) at the Optional Redemption Price. Upon the expiry of such notice, the Preferred Securities shall be redeemed by payment of the Optional Redemption Price to the Holders.

4.3 If at any time a Withholding Tax Event or an Other Tax Event has occurred and is continuing, subject as provided below (and whether or not the Issuer has previously made payment of any Additional Amounts) then the Preferred Securities may be redeemed, in whole but not in part, at the option of the General Partner, subject to the prior approval of APRA (if such approval is then required), paragraph 4.5 and to the Law, at any time upon not

less than 30 nor more than 60 days' notice to the Holders specifying the Early Redemption Date (which notice shall be irrevocable).

Where a notice of redemption has been given in accordance with this paragraph 4.3, the General Partner shall also notify the Holders of the redemption price as soon as reasonably practicable after it has been determined (and in any event not later than the second Business Day before the Early Redemption Date).

The price payable on such redemption in respect of each Preferred Security shall be an amount equal to:

(a) in the case of a Withholding Tax Event, the Optional Redemption Price; and

(b) in the case of an Other Tax Event, the Make Whole Redemption Price,

Prior to the publication of any notice of redemption pursuant to the foregoing, the General Partner shall deliver to the Registrar a certificate signed by two directors of the Bank stating that the Issuer is entitled to effect such redemption and an opinion of counsel to the Bank experienced in such matters to the effect that a Withholding Tax Event or an Other Tax Event, as the case may be, has occurred and is continuing (and specifying which is applicable). The delivery of such opinion shall constitute conclusive evidence of the occurrence of a "Withholding Tax Event" or "Other Tax Event", as the case may be, for all purposes of the Limited Partnership Agreement and the Preferred Securities. Upon the expiry of such notice, the Preferred Securities shall be redeemed by the payment of the relevant redemption price to the Holders.

4.4 If at any time a Regulatory Event has occurred and is continuing, subject as provided below (and whether or not the Issuer has made a Distribution since the occurrence of the relevant Regulatory Event), then the Preferred Securities may be redeemed, in whole but not in part, at the option of the General Partner, subject to the prior approval of APRA (if such approval is then required), paragraph 4.5 and to the Law, at any time upon not less than 30 nor more than 60 days' notice to the Holders specifying the Early Redemption Date (which notice shall be irrevocable).

Where a notice of redemption has been given in accordance with this paragraph 4.4, the General Partner shall also notify the Holders of the redemption price as soon as reasonably practicable after it has been determined (and in any event not later than the second Business Day before the Early Redemption Date).

The price payable on such redemption in respect of each Preferred Security shall be an amount equal to the Make Whole Redemption Price.

Prior to the publication of any notice of redemption pursuant to the foregoing, the General Partner shall deliver to the Registrar a certificate signed by two directors of the Bank stating that the Issuer is entitled to effect such redemption and an opinion of counsel to the Bank experienced in such matters to the effect that a Regulatory Event has occurred and is continuing. The delivery of such opinion shall constitute conclusive evidence of the occurrence of a "Regulatory Event" for all purposes of the Limited Partnership Agreement and the Preferred Securities. Upon the expiry of such notice, the Preferred Securities shall be redeemed by the payment of the relevant redemption price to the Holders.

4.5 The right of the Issuer to redeem the Preferred Securities due to a Withholding Tax Event, Other Tax Event or Regulatory Event pursuant to paragraphs 4.3 and 4.4 is subject to the condition that, if at the time there is available to the Issuer (acting through the General Partner), or the Bank, the opportunity to eliminate the Withholding Tax Event, Other Tax Event or Regulatory Event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure that, in each case, in the absolute discretion of the Bank, will not have any adverse effect on the Bank, the Issuer, any of the Bank's Subsidiaries or the Holders and will not involve any material cost to, or the assumption of any material risk or liability by, the Bank, the Issuer or any of the Bank's Subsidiaries all as determined in the absolute discretion of the Bank, the Bank will take, or will procure that the Issuer (acting through the General Partner) will take, that measure in lieu of redemption.

4.6 Under APRA requirements at the date hereof, the Issuer may not redeem, and neither the Issuer nor the Bank nor any of its Related Entities may purchase, any Preferred Securities unless APRA gives its prior approval, and APRA may impose conditions on any such redemption or purchase. These requirements and restrictions do not affect the ability of the Bank or its Related Entities to engage in market-making activities in relation to the Preferred Securities.

4.7 Once a notice to redeem the Preferred Securities has been given under any of paragraphs 4.2, 4.3 or 4.4, no similar notice may be given under either of the other paragraphs. If at any time the Preferred Securities may be redeemed under more than one such paragraph, the General Partner may elect under which paragraph the notice of redemption is to be given.

5. Substitution by Substituted Preference Shares

5.1 If either (a) a Capital Deficiency Event or (b) an Insolvency Event has occurred and is continuing and, in the case of a Capital Deficiency Event, APRA requests substitution, the Issuer shall cause the substitution (the "**Preferred Securities Substitution**") for the Preferred Securities of fully-paid non-cumulative redeemable perpetual preference shares issued directly by the Bank having economic terms set out in Schedule 4 to the Limited Partnership Agreement (the "**Substituted Preference Shares**").

5.2 No Substitution will take place and the Holders will continue to hold their Preferred Securities and all their rights thereunder if prior to the Substitution Date a Winding-Up of the Bank occurs.

5.3 The Bank has undertaken in the Guarantee to take all reasonable steps to procure that, following any Preferred Securities Substitution, the Substituted Preference Shares will be freely transferable and quoted on the ASX. If, at the relevant time, the Substituted Preference Shares are quoted on the ASX, the issue or transfer of the Substituted Preference Shares will be settled through CHESS. The Bank has further undertaken in the Guarantee to pay any taxes or capital duties or stamp duties payable arising as a result of the Preferred Securities Substitution.

5.4 As soon as practicable after the occurrence of a Capital Deficiency Event (and APRA having requested substitution) or an Insolvency Event, as the case may be, the Bank will give written notice to the Holders enclosing a substitution confirmation which each Holder will be required to complete. To receive Substituted Preference Shares, each Holder must deliver to the Principal Paying and Transfer Agent the duly completed substitution confirmation together with the certificate representing its holding of Preferred Securities. Any such Preferred Securities Substitution shall be effected subject in each case to any applicable fiscal laws or other laws or regulations.

Following such substitution, the allotted Substituted Preference Shares will rank for any dividend from the immediately preceding Distribution Date or, if none, the Issue Date and the Holder will no longer be a limited partner and will have no entitlement to any accrued Distribution or any other payment on, or right in respect of, the Preferred Securities.

On allotment in full of each Substituted Preference Share and the removal of such Holder (a "**Former Holder**") from the Register, all rights of the Former Holder to participate in the assets of the Issuer or to be returned any amount in respect of the Preferred Securities (including the Preferred Capital Contribution made by or on behalf of the Former Holder) will be extinguished and each Former Holder shall thereupon cease to be a limited partner of the Issuer.

If Substituted Preference Shares are required to be issued, Holders will continue to be entitled to receive Distributions and/or a Liquidation Distribution in respect of the Preferred Securities until such time as notice is given by the Bank in accordance with paragraph 10 that Substituted Preference Shares are available for substitution and that the Former Holder has been registered as a holder of the Substituted Preference Shares. Thereafter the Former Holders will have no further rights, title or interest in or to their Preferred Securities.

Upon an involuntary dissolution of the Issuer occurring after the occurrence of a Capital Deficiency Event or an Insolvency Event but prior to the Preferred Securities Substitution being effected, Holders will have no further rights, title or interest in or to Preferred Securities, except the right to have their respective Preferred Securities substituted in the manner described above.

6. Additional Amounts

All payments in respect of the Preferred Securities by the Issuer will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments of governmental charges of whatsoever nature imposed or levied by or on behalf of the United Kingdom, Australia or Jersey or any political subdivision thereof or any authority therein or thereof having power to tax ("**Taxes**") unless the withholding or deduction of such tax is required by law. In the event of such withholding or deduction, each Holder will, if permitted by APRA at the time, be entitled to receive, as a further Distribution, such additional amounts ("**Additional Amounts**") as may be necessary in order that the net amounts received by the Holders after such withholding or deduction shall equal the amounts which would have been receivable in respect of the Preferred Securities in the absence of such withholding or deduction; except that no such Additional Amounts will be payable in relation to any payment in respect of any Preferred Security:

(a) to, or to a third party on behalf of, a Holder who is liable to such Taxes in respect of such Preferred Security by reason of his having some connection with the United Kingdom, Australia or Jersey by which such tax duty or charge has been imposed other than the mere holding of such Preferred Security; or

(b) to, or to a third party on behalf of, a Holder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or other similar claim for exemption to any tax authority in the place where the Preferred Security is presented for payment; or

(c) presented for payment, where such withholding or deduction is imposed on a payment to or on behalf of an individual and is required to be made pursuant to European Council Directive 2003/48 EC or any other European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(d) presented for payment by or on behalf of a Holder who would have been able to avoid such withholding or deduction by presenting the relevant Preferred Security to another Paying and Transfer Agent in a Member State of the European Union; or

(e) presented for payment more than 30 days after the relevant date of the payment in question in respect of the Preferred Securities except to the extent that the Holder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the last day of such period of 30 days,

provided that the Issuer's obligation to make any such payments of Additional Amounts is subject to the Law and to the limitations provided in paragraph 2.3.

7. Payments

7.1 Distributions will be payable subject to the Law on the relevant Distribution Date (or, where any Distribution Date is not a Business Day, on the next Business Day immediately following the Distribution Date, without interest in respect of such delay) to the Holders appearing in the Register on the relevant Record Date.

7.2 If the General Partner gives a notice of redemption pursuant to paragraph 4.2, 4.3 or 4.4 in respect of the Preferred Securities, then, on the Early Redemption Date, the General Partner shall procure that the Optional Redemption Price or the Make Whole Redemption Price, as the case may be, will be paid by the Registrar or by the Paying and Transfer Agents on behalf of the Issuer to the Holders.

Upon such payment, all rights of Holders to participate in the assets of the Issuer or to be returned any amount in respect of the Preferred Securities (including the Preferred Capital Contribution made by or on behalf of the Holders) will be extinguished and each Holder shall thereupon cease to be a limited partner of the Issuer provided its holding of Preferred Securities is redeemed in accordance with the foregoing and the Preferred Capital Contribution will, on payment of the Optional Redemption Price or the Make Whole Redemption Price, as the case may be, be deemed repaid.

7.3 Subject to all applicable fiscal or other laws and regulations:

7.3.1 each payment in respect of Distributions will be made by Pounds Sterling cheque and mailed on the relevant Distribution Date to the Holder of record at such Holder's address as it appears on the Register on the Relevant Record Date for the Preferred Securities; and

7.3.2 any payment of amounts in respect of the Optional Redemption Price or the Make Whole Redemption Price or the Liquidation Distribution (or relevant proportion thereof) in respect of any Preferred Security will be made by Pounds Sterling cheque drawn on a bank in London against presentation and surrender of the relevant certificate of entitlement at the office of the Registrar or any Paying and Transfer Agent,

provided, however, that a Holder may receive such payment by direct transfer to a Pounds Sterling account maintained by the Holder with a bank in London or Luxembourg arranged by a Paying and Transfer Agent if appropriate direct transfer instructions have been received by the Registrar in sufficient time prior to the relevant date of payment. Holders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a Business Day, if the Holder is late in surrendering certificates (if required to do so) or if a cheque mailed in accordance with this paragraph arrives after the due date for payment.

In the event that payment of the Optional Redemption Price or the Make Whole Redemption Price is improperly withheld or refused and not paid by the Issuer, Distributions on such Preferred Security, subject as described in paragraph 2.3, will continue to accrue, on a day by day basis compounding annually, from the Early Redemption Date to the date of actual payment of the Optional Redemption Price or the Make Whole Redemption Price, as the case may be.

7.4 The Issuer (acting through the General Partner) will, and the Bank has undertaken in the Guarantee that it will procure that the Issuer (acting through the General Partner) will, maintain at all times whilst the Preferred

Securities are in issue (a) a Paying and Transfer Agent outside the European Union and Jersey, and/or in a Member State of the European Union, that will not be obliged to withhold or deduct for or on account of tax pursuant to Council Directive 2003/48/EC of 3rd June 2003 on the taxation of savings income in the form of interest payments or any European Union Directive otherwise implementing the conclusions of the ECOFIN Council meeting of 26th and 27th November 2000 or any law implementing or complying with, or introduced in order to conform to, any such Directive, (b) for so long as the Preferred Securities are listed on the Luxembourg Stock Exchange, a Paying and Transfer Agent in Luxembourg, and (c) a Registrar having its office outside the United Kingdom.

8. Voting Rights

8.1 Except as described below and provided for in the Law, Holders will not be entitled to receive notice of or attend or vote at any meeting of partners of the Issuer or participate in the management of the Issuer.

8.2 If for any two consecutive Distribution Periods:

8.2.1 Distributions and any Additional Amounts thereon have not been paid in full on the Preferred Securities by the Issuer; and

8.2.2 the Bank breaches its payment obligations under the Guarantee in respect of such Distributions and any Additional Amounts thereon,

and no Optional Distribution as described in paragraph 2.10 has been paid in respect of such Distribution Periods, then the Holders together with the holders of any other preferred securities of the Issuer having the right to vote for the election of a special representative (the "**Special Representative**") in such event, acting as a single class without regard to class, will be entitled to appoint a Special Representative, by written notice to the Issuer given by the holders of a simple majority by outstanding nominal amount of such Preferred Securities and any other preferred securities having the said right or by resolution passed by the holders of a simple majority by outstanding nominal amount of such Preferred Securities and any other such preferred securities present in person or by proxy at a separate general meeting of such holders convened for the purpose. The Special Representative shall be authorised to represent the Holders to enforce their statutory rights as limited partners including the provision of information on the affairs of the Issuer; however, it has no rights in addition to those held by Holders. The Special Representative shall not, by virtue only of acting in such capacity, be admitted or authorised to act as a general partner in relation to the Issuer or be admitted as a Holder or otherwise be deemed to be a general partner or a Holder in the Issuer and shall have no liability for the debts, obligations or liabilities of the Issuer or for any unpaid contribution of a partner in its capacity as Special Representative.

Not later than 30 days after such entitlement arises, if the written notice of the Holders of outstanding Preferred Securities and the holders of any other preferred securities of the Issuer having the right to vote for the election of a Special Representative in the circumstances described in the preceding paragraph has not been given as provided for in the preceding paragraph, the General Partner will convene a separate general meeting for the purpose. If the General Partner fails to convene such meeting within such 30-day period, the Holders of 10% by outstanding nominal amount of the Preferred Securities and such other preferred securities will be entitled to convene such a meeting for the purpose. The Limited Partnership Agreement contains provisions concerning the convening and conduct of meetings of Holders. Any Special Representative so appointed shall, subject to the terms of such other preferred securities, vacate office if, after its appointment, a full Distribution is made by the Issuer or by the Bank under the Guarantee for two consecutive Distribution Periods or an amount equivalent to the Distributions to be paid in respect of two consecutive Distribution Periods has otherwise been paid to the Holders.

8.3 The consent in writing of the Holders holding or representing more than 50% by Nominal Amount of the outstanding Preferred Securities or the sanction of a resolution of the Holders shall be required in order to give effect to any variation or abrogation of the rights, preferences and privileges of the Preferred Securities by way of amendment of the Limited Partnership Agreement or otherwise. Such a resolution shall be duly passed if passed by Holders present in person or by proxy and holding or representing more than 50% by Nominal Amount of the outstanding Preferred Securities held or represented by Holders present in person or by proxy at a separate meeting of the Holders at which the quorum shall be one or more Holders holding at least one-third in Nominal Amount of the issued Preferred Securities. No such sanction shall be required if the change is solely of a formal, minor or technical nature or is to correct a manifest or proven error or cure an ambiguity, provided that the change does not reduce the amounts payable to Holders, impose any obligation on the Holders or adversely affect their voting rights or the change relates to the selection of a Permissible Replacement Asset.

8.4 Notwithstanding the foregoing, no vote of the Holders will be required for the redemption, cancellation or substitution of the Preferred Securities in accordance with the Limited Partnership Agreement.

8.5 Notwithstanding the foregoing, provided the two most recent Distributions have been paid in full by the Issuer (or the Bank pursuant to the Guarantee), the General Partner may, without the consent or sanction of the Holders, take such action as is required in order to amend the Limited Partnership Agreement to allow an increase in the level of the Preferred Capital Contributions and the corresponding number of Preferred Securities.

Thereafter, the Issuer may, provided that the circumstances for non-payment of Distributions in paragraph 2.3 are not subsisting, without the consent of the Holders issue any such further securities having the same terms and conditions as the Preferred Securities in all respects (or in all respects except for the first payment of Distributions on them) and so that such further issue shall be consolidated and form a single series with the Preferred Securities. References herein to the Preferred Securities include (unless the context otherwise requires) any other securities issued pursuant to this paragraph and forming a single series with the Preferred Securities.

8.6 Subject to the Law, the Issuer may not be dissolved by the General Partner whilst any Preferred Security is in issue, unless Holders have consented to such action in accordance with paragraph 8.3 and the General Partner has approved such action. Such approval shall not be required if the dissolution of the Issuer is proposed or initiated because of the liquidation, dissolution or winding-up of the Bank. The Bank has undertaken in the Guarantee that if proceedings are taken to wind up the General Partner at any time whilst any Preferred Security remains in issue, the Bank will immediately appoint another entity which shall be a wholly owned Subsidiary of the Bank to act as the general partner.

8.7 Any Preferred Security, and any preferred security of a type referred to in paragraph 8.2, that is at any time owned by the Bank, or any entity of which the Bank, either directly or indirectly, owns 20% or more of the voting shares or similar ownership interests, shall not carry a right to vote in a meeting of Holders or at any meeting called to vote for the election of a Special Representative pursuant to paragraph 8.2 and shall, for voting purposes, be treated as if it were not in issue other than in the case of the approval required by paragraph 8.6.

8.8 The General Partner will cause a notice of any meeting at which Holders are entitled to vote and any voting forms to be mailed to each Holder. Each such notice will include a statement setting forth (a) the date, time and place of such meeting, (b) a description of any resolution to be proposed for adoption at such meeting on which such Holders are entitled to vote and (c) instructions for the delivery of proxies.

9. Covenants of the General Partner; no indebtedness in name of Issuer; Permissible Replacement Assets

9.1 The General Partner has undertaken not to incur any indebtedness in the name of the Issuer other than costs and expenses incidental to creating the Preferred Securities (which may include fees and commissions payable in respect of the issue, subscription and sale of the Preferred Securities) and the Issuer, performing its obligations in respect of the Limited Partnership Agreement, maintaining the listing of the Preferred Securities, the Register, the Registrar and Paying and Transfer Agents in respect of the Preferred Securities, its holding of the Convertible Debentures or any Permissible Replacement Asset and the maintenance of a custodian thereof, the exercise of the Issuer's rights in respect of the Convertible Debentures and the administration of the Issuer.

9.2 The General Partner has undertaken that if the Convertible Debentures have not been converted into preference shares but are redeemed or sold or otherwise transferred by the General Partner while the Preferred Securities remain outstanding and are not subject to a notice of redemption, it will invest the proceeds of redemption or the consideration of such sale or transfer of the Convertible Debentures in any Permissible Replacement Asset. The General Partner shall ensure that the terms of such Permissible Replacement Asset or the redemption, sale or transfer of the Convertible Debentures and the investment of the proceeds in Permissible Replacement Assets shall not (a) cause or give rise to any right to cause the redemption of the Preferred Securities pursuant to paragraphs 4.3 or 4.4 or (b) otherwise, in the opinion of the Bank, adversely affect the interests of Holders of the Preferred Securities. Upon replacement of the Convertible Debentures by any Permissible Replacement Asset, reference in these terms and conditions and in the Limited Partnership Agreement to the "Convertible Debentures" shall be to such Permissible Replacement Asset.

10. Notices

All notices to the Holders will be delivered or mailed to the Holders of record at their respective addresses in the Register and shall be deemed to have been given on the weekday (being a day other than a Saturday or a Sunday) after the date of mailing provided however, that, so long as the Preferred Securities are listed on the Luxembourg Stock Exchange (and the rules of that exchange so require), notices will also be published in a leading newspaper

having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*). Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which such publication is made.

11. Transfers and Form

11.1 The Preferred Securities will be issued in registered form.

11.2 The Preferred Securities will be represented by a permanent global certificate in fully registered form (the "**Global Certificate**") and will be registered in the name of a nominee of, and deposited with a common depositary for, Clearstream, Luxembourg and Euroclear.

11.3 Except in the limited circumstances described below, owners of interests in the Preferred Securities represented by a Global Certificate will not be entitled to receive physical delivery of definitive certificates. The Preferred Securities and certificates are not issuable in bearer form.

11.4 If:

(a) either of Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days or more (other than for purposes of a public holiday) or announces an intention permanently to cease business or does in fact do so; or

(b) as a result of a change in law, transfer duties or similar taxes become payable on transfers of the Preferred Securities in Euroclear and/or Clearstream, Luxembourg,

the number of Preferred Securities corresponding to the book entry interest in the Preferred Securities represented by the Global Certificate held by the Common Depositary will, subject to such reasonable requirements as the General Partner may require, be transferred to each Holder whose name is notified by the Common Depositary to the Registrar. Upon receipt of such notice from Euroclear and/or Clearstream, Luxembourg, the General Partner and the Registrar will each use its best efforts to make arrangements with Euroclear and Clearstream, Luxembourg for the exchange of the Global Certificate for individual definitive certificates and cause the requested individual definitive certificates to be executed and delivered to the Registrar in sufficient quantities and authenticated by the Registrar for delivery to holders of Preferred Securities. Persons exchanging interests in the Global Certificate for individual definitive certificates will be required to provide the Registrar with written instructions and other information required by the General Partner and the Registrar to complete, execute and deliver such individual definitive certificates and to make appropriate entries in the Register in respect of the Preferred Securities. In all cases, definitive certificates delivered in exchange for a Global Certificate or an interest in the Preferred Securities represented thereby will be registered in the names, and issued in any approved denominations, requested by Euroclear and Clearstream, Luxembourg.

11.5 If definitive certificates are made available in respect of Preferred Securities they will be available from the Registrar and from any Paying and Transfer Agent at its specified offices, and will be posted to the relevant Holders at the address shown in the Register or, as applicable, in the relevant instrument of transfer within three Business Days of issue, by uninsured post at the risk of such Holders. Transfers of Preferred Securities if represented by definitive certificates may be effected by presentation of the relevant certificate (with the transfer certificate relating thereto duly completed on behalf of the transferor and the transferee) at the specified office of the Registrar or any Paying and Transfer Agent. Where a Holder transfers only some of the Preferred Securities represented by any such certificate he shall be entitled to a certificate for the balance without charge. Holders will not be required to bear the costs and expenses of effecting any registration of transfer as provided above, except for any costs or expenses of delivery other than by regular uninsured mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration.

12. Replacement Certificates

If a certificate is damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Preferred Securities may be issued on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses as the General Partner may think fit and on payment of the costs of the General Partner incidental to its investigation of the evidence and, if damaged or defaced, on surrendering the old certificate at the specified office of the Principal Paying and Transfer Agent.

13. Prescription

Claims against the Issuer for any unclaimed Distributions, Optional Redemption Price, Make Whole Redemption Price and Liquidation Distribution will be prescribed in accordance with Jersey law unless made within ten years from the date on which such payment becomes due, or if later, the date on which the Issuer makes such payment available to the Holders.

14. Governing Law

The Preferred Securities and the Limited Partnership Agreement shall be governed by, and construed in accordance with, Jersey law, save that paragraph 2.6 shall be governed by, and construed in accordance with, the laws of New South Wales, Australia and the determination of the amount of "Available Profits" at any time will be made in accordance with the laws of New South Wales, Australia. The Guarantee shall be governed by, and construed in accordance with, English law, except Clause 3 and Clause 10.2 thereof which shall be governed by, and construed in accordance with the laws of New South Wales, Australia. The Bank has, in the Guarantee, irrevocably submitted to the non-exclusive courts of England to settle any disputes arising out of the Guarantee.

Summary of Provisions Relating to the Preferred Securities in Global Form

Initial Issue of Preferred Securities

The Preferred Securities will be issued in registered form and will be initially represented by interests in a Global Certificate which will be registered in the name of a nominee of, and deposited with a common depositary for, Euroclear and Clearstream, Luxembourg on the Issue Date. Upon the registration of Preferred Securities in the name of a nominee of Euroclear and Clearstream, Luxembourg and delivery of the Global Certificate to the common depositary for Euroclear and Clearstream, Luxembourg, Euroclear or Clearstream, Luxembourg will credit each subscriber with such number of Preferred Securities as is equal to the number thereof for which it has subscribed and paid.

Accountholders

So long as the Preferred Securities are registered in the name of a nominee for Euroclear and Clearstream, Luxembourg, the nominee for Euroclear and Clearstream, Luxembourg will be the sole registered owner or holder of the Preferred Securities represented by the Global Certificate for all purposes under the Limited Partnership Agreement. Except as set forth under "*Description of Preferred Securities – Transfers and Form*" and under "*– Transfers of Interests*", the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system (an "**Alternative Clearing System**") as the holders of the Preferred Security evidenced by the Global Certificate (each an "**Accountholder**") will not be entitled to have Preferred Securities registered in their names, will not receive or be entitled to receive physical delivery of definitive certificates evidencing interests in the Preferred Securities and will not be considered registered owners or holders thereof under the Limited Partnership Agreement. Accordingly, each Accountholder must rely on the rules and procedures of Euroclear and Clearstream, Luxembourg, as the case may be, to exercise any rights and obligations of a holder of Preferred Securities under the Limited Partnership Agreement.

Payments

Each Accountholder must look solely to Euroclear, Clearstream, Luxembourg or such Alternative Clearing System, as the case may be, for its share of each payment made by the Issuer to the registered holder of the Preferred Securities and in relation to all other rights arising under the Global Certificate, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg or such Alternative Clearing System, as the case may be. Such persons shall have no claim directly against the Issuer or the Bank in respect of payments due on the Preferred Securities or under the Guarantee for so long as the Preferred Securities are represented by such Global Certificate and such obligations of the Issuer and the Bank will be discharged by payment to the registered holder of the Preferred Securities in respect of each amount so paid.

Transfers of Interests

Accountholders will only be able to transfer their beneficial interests in the Preferred Securities in accordance with the rules and procedures of Euroclear, Clearstream, Luxembourg or the Alternative Clearing System, as the case may be.

Settlement

Initial settlement for the Preferred Securities and settlement of any secondary market trades in the Preferred Securities will be made in same-day funds.

Description of the Guarantee

The following is the form of the Guarantee to be executed by the Bank.

THIS DEED OF GUARANTEE (the "**Guarantee**"), dated 22nd September 2004, is executed and delivered by Macquarie Bank Limited (the "**Bank**") for the benefit of the Holders (as defined below).

WHEREAS the Bank desires to issue this Guarantee for the benefit of the Holders, as provided herein.

NOW, THEREFORE, the Bank executes and delivers this Guarantee as a deed poll for the benefit of the Holders.

1. Definitions

As used in this Guarantee, capitalised terms not defined herein shall have the meanings ascribed to them in the Limited Partnership Agreement and otherwise the following terms shall, unless the context otherwise requires, have the following meanings:

"**APRA**" means the Australian Prudential Regulatory Authority in Australia and shall include any successor organisation or authority having primary supervisory responsibility for the prudential supervision of banks in Australia;

"**Guaranteed Payments**" means collectively payments in respect of (i) any Distributions due and payable on the Preferred Securities, but only to the extent that (a) the Issuer has received the funds necessary to pay such Distributions from payments on the Convertible Debentures or any Permissible Replacement Assets, whilst, in either case, they remain an asset of the Issuer and (b) the Bank has directed the General Partner to make such Distributions, (ii) any Liquidation Distribution to which Holders are entitled, (iii) any amounts to which the Holders are entitled in respect of redemption of the Preferred Securities and (iv) any Additional Amounts;

"**Holder**" means, in respect of each Preferred Security, the person registered on the Register as the limited partner holding such Preferred Security at the relevant time, or, for as long as the Preferred Securities are registered in the name of a common depositary (or of a nominee for a common depositary) for Clearstream, Luxembourg and Euroclear, each person (other than Euroclear and Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear and Clearstream, Luxembourg as the holder of any Preferred Securities (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the number of Preferred Securities standing to the account of any person shall be conclusive and binding for all purposes), except that such person is not entitled to receive payments, the right to which shall be vested in the name of the person appearing as the relative limited partner in the Register;

"**Issuer**" means Macquarie Capital Funding L.P., acting through the General Partner;

"**Limited Partnership Agreement**" means the limited partnership agreement dated 16th September 2004 between the General Partner, the Initial Limited Partner, the Initial Preferential Limited Partner and the Bank pursuant to which the Issuer was established, as the same may be amended from time to time; and

"**Preferred Securities**" means collectively the Pounds Sterling 6.177% Non-cumulative Step-up Perpetual Preferred Securities of the Issuer, whether or not in issue on the date of this Guarantee, the Holders of which are entitled to the benefits of this Guarantee as evidenced by the execution of this Guarantee.

2. Guarantee

2.1 Subject to the exceptions and limitations contained in Clause 4, the Bank irrevocably guarantees to the Holders the payment in full of the Guaranteed Payments, as and when due, to the extent that such payments shall not have been paid by the Issuer regardless of any defence, right of set off or counterclaim which the Issuer may have or assert. This Guarantee is continuing, irrevocable and absolute.

2.2 The Bank acknowledges that its obligations hereunder are several and independent of the obligations of the Issuer with respect to the Preferred Securities and that the Bank shall be liable as principal and sole obligor hereunder to make the payments undertaken to be made by it pursuant to the terms of this Guarantee, notwithstanding the occurrence of any event referred to in Clause 6.

3. Status and Enforcement of Certain Rights by Holders

3.1 This Guarantee is a direct unsecured subordinated obligation of the Bank.

3.2 In a Winding-Up of the Bank, if no Preferred Securities Substitution has taken place, the rights and claims of the Holders against the Bank under this Guarantee rank *pari passu* with all other unsecured Subordinated Indebtedness of the Bank, except liabilities mandatorily preferred by law.

3.3 The rights and claims of the Holders are, in a Winding-Up of the Bank, subordinated to the claims of Senior Creditors of the Bank and prior to the commencement of a Winding-Up of the Bank:

(a) the obligation of the Bank to make payment of all amounts owing under this Guarantee shall be conditional upon the Bank being solvent at the time the amounts owing fall due; and

(b) no payment of any amount owing under this Guarantee shall be made, except to the extent that the Bank may make such payment and still be solvent immediately thereafter.

For the purposes of paragraphs (a) and (b) above, the Bank shall be considered "**solvent**" if:

(i) it is able to pay its debts as they fall due; and

(ii) its Assets exceed its Liabilities.

A certificate as to whether the Bank is solvent signed by two Directors or, if the Bank is being wound up, its liquidator, shall be *prima facie* evidence of the information contained in that certificate. In the absence of such a certificate, a Holder shall be entitled to assume (unless the contrary is proved) that the Bank is and will after any payment aforesaid be solvent.

3.4 On the Winding-Up of the Bank, the rights of the Holders against the Bank to recover any sums payable under this Guarantee:

(a) shall be subordinate and junior in right of payment to the obligations of the Bank to Senior Creditors, to the intent that all such obligations to Senior Creditors shall be entitled to be paid in full before any payment shall be paid on account of any sums payable under this Guarantee; and

(b) shall rank *pari passu* and rateably (as to its due proportion only) with other subordinated creditors of the Bank in respect of Subordinated Indebtedness.

3.5 On a Winding-Up of the Bank, Holders shall only be entitled to prove for any sums payable under this Guarantee as a debt which is subject to and contingent upon prior payment in full of, the Senior Creditors. The Holders waive to the fullest extent permitted by law any right to prove in any such Winding-Up as a creditor ranking for payment in any other manner.

3.6 No Holder shall be entitled to set off against any amounts due under this Guarantee to such Holder any amount held by the Holder to the credit of the Bank whether in any account, in cash or otherwise, nor any deposits with, advances to or debts of the Bank, nor any other amount owing by the Holder to the Bank on any account whatsoever, nor shall any Holder be entitled to effect any reduction of the amount due to such Holder under this Guarantee by merger of accounts or lien or the exercise of any other rights the effect of which is or may be to reduce the amount due under this Guarantee in breach of this Clause 3.

3.7 Any payment whether voluntary or in any other circumstances received by a Holder from or on account of the Bank (including by way of credit, set off or otherwise howsoever) or from any liquidator, receiver, manager or statutory manager of the Bank in breach of this Clause 3 will be held by the Holder in trust for, and to the order of, the Senior Creditors. The trust hereby created shall be for a term expiring on the earlier of the date on which all Senior Creditors have been paid in full or 80 years from the date of this Guarantee.

3.8 If the Bank fails to pay any amount under this Guarantee when due and payable, a Holder may, subject to Clause 3.9, institute proceedings for a Winding-Up of the Bank or, subject to Clause 3.5, for proving or claiming in any Winding-up of the Bank.

3.9 No remedy against the Bank, other than the institution of proceedings for a Winding-Up or, subject to Clause 3.5, for proving or claiming in any Winding-Up of the Bank, shall be available to the Holders for the recovery of amounts owing under this Guarantee or in respect of any breach by the Bank of any obligation, condition or provision binding on the Bank under the terms of this Guarantee. In particular, no Holder shall be entitled to exercise any right of set off or counterclaim which may be available to the Holder against amounts owing by the Bank under this Guarantee (whether prior to, or following, any bankruptcy, liquidation, Winding-Up or sequestration of the Bank), as provided in Clause 3.6 above.

*This Guarantee does not represent a deposit liability of the Bank for purposes of the Banking Act 1959 of Australia (the "**Banking Act**") or for the purposes of the FSMA regime in the United Kingdom, and the*

obligations of the Bank under this Guarantee are not insured by any governmental agency or compensation scheme in Australia, the United Kingdom or elsewhere.

*Section 13A of the Banking Act provides that the assets of an authorised deposit-taking institution ("**ADI**") in Australia, which includes the Bank, would, in the event of the ADI becoming unable to meet its obligations or suspending payment, be available to meet that ADI's deposit liabilities in Australia in priority to all other liabilities of that ADI. Under section 16 of the Banking Act, debts due to APRA shall in a winding-up of an ADI have, subject to section 13A of the Banking Act, priority over all other unsecured debts of that ADI. Further, under section 86 of the Reserve Bank Act 1959 of Australia, debts due by a bank to the Reserve Bank of Australia shall in a winding-up of that bank have, subject to section 13A of the Banking Act, priority over all other debts, other than debts due to the government of the Commonwealth of Australia.*

4. Limitations on Payment

4.1 Notwithstanding Clause 2, the Bank will only, save to the extent provided in Clause 5.2, be obliged to make any Guaranteed Payment in respect of Distributions on any Preferred Securities to the extent the Bank, in its sole discretion, has informed the General Partner in writing no later than the relevant Record Date that such Distribution should be paid. The Bank will not however be obliged to make any Guaranteed Payment in respect of Distributions on any Preferred Securities to the extent that:

(a) the Bank does not have profits after tax available for distribution in accordance with the Corporations Act (as disclosed in the latest publicly available financial results of the Bank) exceeding the amount of such Distribution on the relevant Record Date or is otherwise precluded from paying a dividend on any class of capital by the Corporations Act;

(b) a Capital Deficiency Event has occurred and is continuing, unless APRA has given its prior approval to the payment of the Distribution;

(c) the amount of the Distribution exceeds the amount of the Available Profits, unless APRA has given its prior approval to the payment of the Distribution; or

(d) APRA has otherwise objected to the payment of the Distribution.

4.2 The Bank will determine whether as of the Record Date the Bank has sufficient profits after tax available for distribution in accordance with the Corporations Act and sufficient Available Profits, as the case may be, to allow a payment of some or all of the relevant Distribution. In the event that any Distribution cannot be paid in full, the Bank will notify or procure notification to any stock exchange on which the Preferred Securities may be for the time being listed, the General Partner, the Registrar and the Paying and Transfer Agents, and to Holders in accordance with the Limited Partnership Agreement, of the fact and of the amount, if any, to be paid in respect of that Distribution.

5. Taxation

5.1 All Guaranteed Payments will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or Australia or any political sub-division thereof or by any authority therein or thereof having power to tax ("**Taxes**"), unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Bank will, subject to permission (if required) being granted by APRA, pay such additional amounts ("**Bank Additional Amounts**") as may be necessary in order that the net amounts received by the Holders after such withholding or deduction shall equal the amounts which would have been receivable under this Guarantee in the absence of such withholding or deduction; except that no such Bank Additional Amounts will be payable in relation to any payment in respect of any Preferred Security:

(a) to, or to a third party on behalf of, a Holder who is liable to such Taxes in respect of such Preferred Security by reason of his having some connection with the United Kingdom or Australia by which such tax duty or charge has been imposed other than the mere holding of such Preferred Security; or

(b) to, or to a third party on behalf of, a Holder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or other similar claim for exemption to any tax authority in the place where the Preferred Security is presented for payment; or

(c) presented for payment more than 30 days after the relevant date of the payment of the Guaranteed Payment in question except to the extent that the Holder would have been entitled to such Additional Amounts on presenting the same for payment on the last day of such period of 30 days; or

(d) presented for payment, where such withholding or deduction is imposed on a payment to or on behalf of an individual and is required to be made pursuant to European Council Directive 2003/48 EC or any other European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(e) presented for payment by or on behalf of a Holder who would have been able to avoid such withholding or deduction by presenting the relevant Preferred Security to another Paying and Transfer Agent in a Member State of the European Union.

5.2 In the event that the amounts described in Clauses 2 and 5 cannot be paid in full by reason of the condition referred to in Clause 4.1, such amount as is to be paid will be payable *pro rata* in the Relevant Proportion and the obligations of the Bank in respect of any such unpaid amount shall lapse.

6. Continuing Guarantee

The obligations, covenants, agreements and duties of the Bank under this Guarantee shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

(a) the release or waiver, by operation of law or otherwise, of the performance or observance by the Issuer of any express or implied agreement, covenant, term or condition relating to the Preferred Securities to be performed or observed by or on behalf of the Issuer; or

(b) the extension of time for the payment by or on behalf of the Issuer of all or any portion of any Distribution, the Optional Redemption Price, the Make Whole Redemption Price, the Liquidation Distribution or any other sums payable under the terms of the Preferred Securities or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Preferred Securities; or

(c) any failure, omission, delay or lack of diligence on the part of Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Preferred Securities, or any action on the part of the Issuer granting indulgence or extension of any kind; or

(d) the voluntary or involuntary winding-up, dissolution, amalgamation, reconstruction, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganisation, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the Issuer or any of the assets of the Issuer; or

(e) any invalidity of, or defect or deficiency in, the Preferred Securities; or

(f) the settlement or compromise of any obligation guaranteed hereby or hereby incurred.

There shall be no obligation on the Holders to give notice to, or obtain consent of, the Bank with respect to the happening of any of the foregoing.

7. Deposit of Guarantee

This Guarantee shall be deposited with and held by the Registrar until all the obligations of the Bank have been discharged in full. The Bank hereby acknowledges the right of every Holder to the production of, and the right of every Holder to obtain a copy of, this Guarantee from the Registrar.

8. Enforcement; Rights of Remedy

8.1 Subject to Clause 8.2, a Holder may enforce this Guarantee directly against the Bank, and the Bank waives any right or remedy to require that any action be brought against the Issuer or any other person or entity before proceeding against the Bank. Subject to Clause 8.2, all waivers contained in this Guarantee shall be without prejudice to the right to proceed against the assets of the Issuer and the General Partner as permitted by the terms of the Preferred Securities. The Bank agrees that this Guarantee shall not be discharged except by complete performance of all obligations of the Bank under this Guarantee.

8.2 No Holder shall following any breach by the Bank of any of its obligations under this Guarantee be entitled to exercise any right of set off or counterclaim which may be available to it against amounts owing by the Bank to such Holder. Notwithstanding the provisions of the foregoing sentence, if any of the said rights and claims of any Holder against the Bank is discharged by set off, such Holder will immediately pay an amount equal to the amount of such discharge to the Bank or, in the event of its winding-up, the trustee or liquidator of the Bank and until such time as payment is made will hold a sum equal to such amount in trust for the Bank, or the trustee or liquidator of the Bank, and accordingly any such discharge will be deemed not to have taken place.

9. Subrogation

The Bank shall be subrogated to any and all rights of the Holders against the assets of the Issuer in respect of any amounts paid to the Holders by the Bank under this Guarantee. The Bank shall not (except to the extent required by mandatory provisions of law) exercise any rights which it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of a payment under this Guarantee if, at the time of any such payment, any amounts are due and unpaid under this Guarantee. If the Bank shall receive or be paid any amount with respect to the Preferred Securities in violation of the preceding sentence, the Bank agrees to pay that amount to the Holders.

10. Undertakings of the Bank

10.1 The Bank undertakes that it will not:

(a) issue any securities which are capable of being eligible for inclusion as part of the Tier 1 Capital, or its then equivalent, of the Bank (on a Level 1 basis) or of the Group (on a Level 2 basis), ranking senior to its obligations under this Guarantee; or

(b) enter into any support agreement or give any guarantee in respect of any securities which are capable of being eligible for inclusion as part of the Tier 1 Capital, or its then equivalent, of the Bank (on a Level 1 basis) or of the Group (on a Level 2 basis), issued by any Subsidiary of the Bank, Related Entity of the Bank or other entity if such support agreement or guarantee would rank senior to this Guarantee,

unless, in the case of both (a) and (b), this Guarantee is changed to give the Holders such rights and entitlements as are contained in or attached to such Preferred Securities or preference shares or other securities (which are capable of being eligible for inclusion as such Tier 1 Capital), or such other support agreement or guarantee so that this Guarantee ranks *pari passu* with, and contains substantially equivalent rights of priority as to payment on, any such preferred securities, preference shares, other securities (which are capable of being eligible for inclusion as such Tier 1 Capital), or such other support agreement or guarantee.

10.2 The Bank undertakes that if for any Distribution Period, Distributions are not paid in full within five Business Days of the relevant Distribution Date to Holders by reason of the limitations set out in the terms of the Preferred Securities and in the Limited Partnership Agreement, the Bank will not and the Bank will procure that no Subsidiary of the Bank will:

(a) pay any interest, dividends or other distributions or payments in respect of any Parity Obligations or in respect of the Bank's ordinary shares or any other securities or obligations of the Bank over which Substituted Preference Shares would rank in priority for participation in profits; or

(b) (if permitted) effect any redemption, reduction, cancellation or repurchase of Parity Obligations or the Bank's ordinary shares or any other securities or obligations of the Bank over which Substituted Preference Shares would rank in priority for participation in profits,

until, in the case of both (a) and (b), an Optional Distribution equal to the amount of any Distribution (or part thereof) missed during the preceding 12 months is paid or until after the second consecutive following Distribution Date on which a Distribution in respect of the Preferred Securities is paid in full.

These restrictions do not apply to:

(i) repurchases, redemptions or other acquisitions of shares in the capital of the Bank in connection with:

(A) any employment contract, employee equity plan, other benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants of the Bank or any entity controlled by the Bank; or

(B) a dividend plan or shareholder share purchase plan; or

(C) the issuance of shares in the capital of the Bank, or securities convertible into or exercisable for such shares, as consideration in an acquisition transaction entered into prior to that occurrence; or

(ii) an exchange, redemption or conversion of any class or series of the Bank's shares or any shares of a subsidiary of the Bank for any other class or series of the Bank's shares, or an exchange, redemption or conversion of any class or series of the Bank's indebtedness for any class or series of the Bank's shares; or

(iii) the purchase of fractional interests in shares in the capital of the Bank under the conversion or exchange provisions of the shares or the security being converted or exchanged; or

(iv) any payment or declaration of a dividend in connection with any shareholder's rights plan, or the issuance of rights, shares or other property under any shareholder's rights plan, or the redemption or repurchase of rights pursuant to the plan; or

(v) any dividend in the form of shares, warrants, options or other rights where the dividend shares or the shares issuable upon exercise of such warrants, options or other rights are the same class or series of shares as those on which the dividend is being paid or rank equal or junior to those shares.

Nothing in this Guarantee prohibits the Bank or an entity it controls from purchasing the Bank's shares in connection with transactions for the account of customers of the Bank or customers of entities which the Bank controls or in connection with the distribution or trading of the Bank's shares in the ordinary course of business.

For the purposes of this Clause 11.2, "**control**" has the meaning given in the Corporations Act.

10.3 The Bank undertakes that, so long as any of the Preferred Securities are outstanding:

(a) unless the Bank is itself being wound up, it will not permit, or take any action that would or might cause, the liquidation, dissolution or winding-up of the General Partner or the Issuer otherwise than (i) with the prior approval of APRA (if such approval is then required) and (ii) if the Bank has sufficient Available Profits for the purpose of funding the Liquidation Distribution (in an amount at least equal to the aggregate Liquidation Distribution); and

(b) the General Partner will at all times be a directly or indirectly wholly owned Subsidiary of the Bank,

unless, in the case of (a) or (b), otherwise approved by the Holders in accordance with paragraph 8.3 of the terms of the Preferred Securities set out in Schedule 2 to the Limited Partnership Agreement.

10.4 The Bank undertakes to ensure that all corporate authorisations will have been taken for the allotment and issue of the same free from pre-emptive rights, and that following the occurrence of a Capital Deficiency Event or an Insolvency Event and subject to the terms of the Limited Partnership Agreement and the necessary authorisations being in place, it will allot, issue and deliver Substituted Preference Shares in satisfaction of the rights of the Holders in the circumstances described in the Limited Partnership Agreement, such Substituted Preference Shares having the rights and being subject to the conditions set out in the Limited Partnership Agreement.

10.5 The Bank undertakes that it will take all reasonable steps (i) to create and authorise, and procure quotation of, the Substituted Preference Shares on the ASX and (ii) to procure the clearance of the Substituted Preference Shares through CHESS.

10.6 The Bank undertakes that it will pay any taxes, capital duties or stamp duties payable as a result of the Preferred Securities Substitution.

10.7 The Bank undertakes that it will procure that the Issuer (acting through the General Partner) will maintain at all times whilst the Preferred Securities are in issue (a) a Paying and Transfer Agent outside the European Union and Jersey, and/or in a Member State of the European Union, that will not be obliged to withhold or deduct for or on account of tax pursuant to Council Directive 2003/48/EC of 3rd June 2003 on the taxation of savings income in the form of interest payments or any European Union Directive otherwise implementing the conclusions of the ECOFIN Council meeting of 26th and 27th November 2000 or any law implementing or complying with, or introduced in order to conform to, any such Directive, (b) for so long as the Preferred Securities are listed on the Luxembourg Stock Exchange, a Paying and Transfer Agent in Luxembourg, and (c) a Registrar having its office outside the United Kingdom.

10.8 The Bank undertakes that it will not redeem the Convertible Debentures pursuant to the Terms and Conditions of the Convertible Debentures other than in circumstances where (i) the proceeds of redemption will be invested in Permissible Replacement Assets in accordance with the terms of the Limited Partnership Agreement or (ii) the corresponding Preferred Securities are also being redeemed.

10.9 If proceedings are taken to wind-up the General Partner at any time whilst any Preferred Security remains in issue, the Bank will undertake immediately to appoint another entity which shall be a wholly owned Subsidiary of the Bank to act as the general partner.

10.10 The Bank undertakes that it will pay any transfer taxes or capital duties or stamp duties payable in Australia, Jersey or the U.K. arising in consequence of (i) any conversion or exchange of the Convertible Debentures into the Preference Shares, (ii) any redemption of the Convertible Debentures and substitution of the Convertible Debentures with Permissible Replacement Assets, (iii) any transfer of the Convertible Debentures by the Issuer to the Bank (or a person nominated by the Bank) in exchange for the Issuer (or a person nominated by

the Issuer) being registered as a holder of a number of Preference Shares or (iv) any alternative provisions which are applicable in place of a conversion or exchange of the Convertible Debentures in accordance with the provisions of Condition 6.5 of the Terms and Conditions of the Convertible Debentures.

11. Termination

With respect to the Preferred Securities, this Guarantee shall terminate and be of no further force and effect upon (i) payment of the Optional Redemption Price or the Make Whole Redemption Price, as the case may be, on all Preferred Securities, (ii) purchase and cancellation of all Preferred Securities, (iii) payment of the Liquidation Distribution, or the Relevant Proportion thereof, or (iv) issue and allotment in full of Substituted Preference Shares, as the case may be, provided however that this Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time payment of any sums paid in respect of the Preferred Securities or under this Guarantee must be restored by a Holder for any reason whatsoever.

12. Transfer; Amendment; Notices

12.1 Subject to operation of law, all guarantees and agreements contained in this Guarantee shall bind the successors, assignees, receivers, trustees and representatives of the Bank and shall enure to the benefit of the Holders. The Bank shall not transfer its obligations hereunder without the prior approval of the Holders of not less than one-third by Nominal Amount of the Preferred Securities (excluding any Preferred Securities held by the Bank or any entity of which the Bank, either directly or indirectly, owns 20% or more of the voting shares or similar ownership interests), which approval shall be obtained in accordance with the procedures contained in the Limited Partnership Agreement and the Law.

12.2 Except for those changes (a) required to correct any manifest errors or ambiguities or (b) which do not materially adversely affect the rights of the Holders (in each of which cases no consent will be required), this Guarantee shall be changed only by the Bank with the consent of Holders in accordance with paragraph 8.3 of the terms of the Preferred Securities set out in Schedule 2 to the Limited Partnership Agreement, subject in each case to consent or sanction being obtained in accordance with the procedures contained in the Limited Partnership Agreement and the Law.

12.3 Any notice, request or other communication required or permitted to be given hereunder to the Bank shall be given in writing by delivering the same against receipt therefor or by pre-paid post addressed to the Bank at:

No. 1 Martin Place
Sydney NSW 2000
Australia

Facsimile: +61 2 8232 4227
Attention: Treasurer

The address of the Bank may be changed at any time and from time to time and shall be the most recent such address furnished in writing by the Bank to the Registrar and notified to the Holders.

Any notice, request or other communication required or permitted to be given hereunder to the Holders shall be given by the Bank in the same manner as notices sent on behalf of the Issuer to Holders.

13. Miscellaneous

13.1 This Guarantee is solely for the benefit of the Holders and is not separately transferable from their interests in respect of the Preferred Securities.

13.2 The Bank will furnish any Holder, upon request of such Holder, with a copy of its annual report and any interim reports made generally available by the Bank to holders of the ordinary shares of the Bank.

14. Governing Law and Jurisdiction

14.1 This Guarantee is governed by, and shall be construed in accordance with, English law, save for Clause 3 and Clause 10.2 which are governed by, and shall be construed in accordance with, the laws of New South Wales, Australia. The determination of the amount of "Available Profits" at any time will also be made in accordance with the laws of New South Wales, Australia.

14.2 The Bank hereby irrevocably agrees for the benefit of the Holder that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee and that

accordingly any suit, action or proceedings arising out of or in connection therewith (together referred to as "**Proceedings**") may be brought in such courts.

14.3 The Bank irrevocably and unconditionally waives and agrees not to raise any objection which it may have now or subsequently to the laying of the venue of any Proceedings in the courts of England and any claim that any Proceedings have been brought in an inconvenient forum and further irrevocably and unconditionally agrees that a final judgment in any Proceedings brought in the courts of England shall be conclusive and binding upon the Bank and may be enforced in the courts of any other jurisdiction.

14.4 Nothing contained in this paragraph shall limit any right of the Holders to take Proceedings against the Bank in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other competent jurisdiction, whether concurrently or not, to the extent permitted by applicable law.

14.5 The Bank appoints its London branch, currently at Level 30, City Point, 1 Ropemaker Street, London EC2Y 9HD, or, if different, its registered office for the time being as its agent for service of process in England in respect of any Proceedings and undertakes that in the event such branch is not, or ceases to be, effectively appointed to accept service of process on the Bank's behalf, the Bank shall immediately appoint another person as its agent for that purpose. Nothing in this subparagraph shall affect the right of the Holders to serve process in any other manner permitted by law.

IN WITNESS WHEREOF this Guarantee has been executed as a deed poll on behalf of:

Macquarie Bank Limited

Acting by:

Attorney

In the presence of:

Witness

Address

Description of the Substituted Preference Shares

The following is a description of the rights attaching to the Substituted Preference Shares.

Preference Share Terms

1. Issue price

The issue price of each Preference Share is £1,000 ("**Issue Price**").

2. Dividends

2.1 *No Dividends until fully paid*

Until a Preference Share is fully paid, the Holder of the Preference Share is not entitled to receive any Dividend on the Preference Share.

2.2 *Dividends*

(a) Subject to these Terms of Issue, on and from the time a Preference Share is fully paid, dividends ("**Dividends**") will be payable semi-annually in arrear in equal instalments on each Dividend Payment Date. Dividends in respect of any Dividend Period will be payable at the applicable Dividend Rate on the Issue Price of each Preference Share for the Dividend Period which ends on the day preceding that Dividend Payment Date.

(b) Dividends will be non-cumulative and, for any Dividend Period which ends on the day that precedes the Exchange Date (or any other day which is not a Dividend Payment Date), are to be computed on the basis of the actual number of days in the relevant Dividend Period divided by two times the actual number of days from (and including) the previous Dividend Payment Date (or the last Preferred Security Payment Date in the case of the first Dividend Period after the Issue Date) to (but excluding) the next Dividend Payment Date.

2.3 *Dividend payment tests*

The payment of a Dividend (or the Relevant Proportion of such Dividend where clause 2.11 applies) and any Optional Dividend is subject to:

(a) the Directors in their sole discretion resolving to pay the Dividend (or the Relevant Proportion of such Dividend where clause 2.11 applies) or the Optional Dividend on the Preference Shares; and

(b) the Bank having profits after tax available for distribution in accordance with the Corporations Act (as disclosed in the latest publicly available financial results for the Bank) exceeding the amount of such Dividend (or the Relevant Proportion of such Dividend where clause 2.11 applies) or Optional Dividend on the relevant Record Date and not otherwise being precluded from paying a dividend on any class of capital by the Corporations Act; and

(c) unless APRA otherwise approves:

(i) no Capital Deficiency Event having occurred and continuing; and

(ii) the amount of the Dividend (or the Relevant Proportion of such Dividend where clause 2.11 applies) or the Optional Dividend payable on the Preference Shares not exceeding Available Profits; and

(d) APRA not otherwise objecting to the payment of the Dividend (or the Relevant Proportion of such Dividend where clause 2.11 applies) or the Optional Dividend.

2.4 *Optional Dividends*

Notwithstanding clause 2.3, the Directors, in their sole discretion and with the approval of APRA (if such approval is then required), may pay Optional Dividends in accordance with clause 2.9.

2.5 *Non-cumulative*

The Dividend rights attached to the Preference Shares are non-cumulative. Accordingly, if and to the extent that all or any part of a Dividend is not paid because of any provision of clause 2.3 or because of any applicable law, the Bank has no obligation to pay that Dividend and, notwithstanding the ability for an Optional Dividend to be paid, the Holder has no claim or entitlement to be paid any amount in respect of the non-payment of that Dividend. No interest accrues on any unpaid Dividend or Optional Dividend, and the Holder has no claim or entitlement in respect of interest on any unpaid Dividend or Optional Dividend.

2.6 *Calculation of Dividends*

(a) The Bank must ensure that, for so long as the Preference Shares remain on issue, there is at all times from and after the fifth London Business Day preceding the first Reset Date a Calculation Agent for the purposes of the Preference Shares. The Bank may at any time replace the Calculation Agent with a leading bank or other financial institution. In the event the Calculation Agent is unable or unwilling to continue to act as the Calculation Agent or if the Calculation Agent fails to establish the Five Year Benchmark Gilt Rate for any Reset Period, the Bank must appoint a leading bank or other financial institution to act in place of the Calculation Agent. The Calculation Agent must not resign its duties without a successor having been appointed in accordance with this clause 2.6(a).

(b) The Calculation Agent will calculate the Five Year Benchmark Gilt Rate for each Reset Period as of the Reset Determination Date in respect of that Reset Period.

(c) All Dividend calculations will be made by the Calculation Agent. In the absence of manifest error, all calculations made by the Calculation Agent in respect of Dividends will be final and conclusive and binding on the Bank and the Holders.

(d) The Calculation Agent will, on the request of any Holder, provide the Reset Rate in respect of the current Reset Period.

(e) All calculations of Dividends will be rounded to four decimal places (0.00005 being rounded upwards). For the purposes of making any payment of a Dividend in respect of a Holder's aggregate holding of Preference Shares, any fraction of a penny will be disregarded.

(f) If a Dividend Payment Date occurs on a day which is not a Business Day then payment of the Dividend otherwise payable on that day will be made on the next succeeding day which is a Business Day (without any interest or other payment in respect of that delay).

2.7 *Payment*

(a) All Dividends will be paid in Pounds Sterling.

(b) Unless otherwise agreed with a Holder, payment of a Dividend will be made by:

(i) cheque drawn on a bank in London sent through the post to the registered address of the Holder (or, in the case of joint holders, to the registered address of the one whose name is recorded first in the Register in respect of the joint holding); or

(ii) at the election of the Bank, by wire transfer to the Holder (or, in the case of joint holders, to the Holder whose name is recorded first in the Register in respect of the joint holding).

(c) If a cheque for the amount of a Dividend payable to a Holder is mailed on or prior to the Dividend Payment Date for the Dividend, the Dividend will be regarded as having been paid on the Dividend Payment Date.

2.8 *Record Dates*

A Dividend is only payable to those persons registered as Holders on the Record Date for that Dividend. An Optional Dividend is only payable to those persons registered as Holders on the Record Date for the Optional Dividend.

2.9 *Dividend stopper*

Subject to clause 2.10, if for any reason:

(a) on and from the time a Preference Share is fully paid, any Dividend has not been paid in full within five Business Days of the relevant Dividend Payment Date; or

(b) immediately prior to the Issue Date, the Bank was prevented from taking the actions described in clauses 2.6(a) and 2.6(b) of the terms and conditions of the Preferred Securities as a result of a failure to pay in full a Preferred Security Payment,

the Bank must not, and must procure that no Subsidiary of the Bank will:

(i) pay any interest, dividends or other distributions or payments in respect of the Preference Shares or any other Parity Obligations or in respect of the Bank's Ordinary Shares or any other security or obligations of the Bank over which the Preference Shares rank in priority for participation in profits; or

(ii) (if permitted) effect any redemption, reduction, cancellation or repurchase of Parity Obligations or the Bank's Ordinary Shares or any other securities or obligations of the Bank over which the Preference Shares rank in priority for participation in profits,

until:

(iii) where paragraph (a) above applies, either:

(A) an Optional Dividend has been paid to the Holders equal to the aggregate amount of the Dividends (or part thereof) which were not paid on the two immediately preceding Dividend Payment Dates prior to the payment of the Optional Dividend (or an equal amount of Dividend Payment Dates if the frequency of payment is other than semi-annual); or

(B) after the second consecutive following Dividend Payment Date (or an equal amount of Dividend Payment Dates if the frequency of payment is other than semi-annual) on which a Dividend in respect of the Preference Shares is paid in full; or

(iv) where paragraph (b) above applies, either:

(A) an Optional Dividend has been paid to the Holders equal to the aggregate amount of the Preferred Security Payments or Dividends (or part thereof) which were not paid on the two immediately preceding dates for payment of either a Preferred Security Payment or a Dividend (or an equal amount of dates if the frequency of payment is other than semi-annual); or

(B) after the second consecutive following Dividend Payment Date (or an equal amount of Dividend Payment Dates if the frequency of payment is other than semi-annual) on which a Dividend in respect of the Preference Shares is paid in full; or

(v) all Preference Shares have been redeemed, bought back or cancelled; or

(vi) a Special Resolution of Holders has been passed approving such action and APRA does not otherwise object to such payment, distribution, redemption, reduction, repurchase or cancellation.

2.10 *Exclusions from Dividend stopper*

The restrictions in clause 2.9 do not apply to:

(a) repurchases, redemptions or other acquisitions of shares in the capital of the Bank in connection with:

(i) any employment contract, employee equity plan, other benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants of the Bank or any entity controlled by the Bank; or

(ii) a dividend plan or shareholder share purchase plan; or

(iii) the issuance of shares in the capital of the Bank, or securities convertible into or exercisable for such shares, as consideration in an acquisition transaction entered into prior to that occurrence; or

(b) an exchange, redemption or conversion of any class or series of the Bank's shares or any shares of a subsidiary of the Bank for any other class or series of the Bank's shares, or an exchange, redemption or conversion of any class or series of the Bank's indebtedness for any class or series of the Bank's shares; or

(c) the purchase of fractional interests in shares in the capital of the Bank under the conversion or exchange provisions of the shares or the security being converted or exchanged; or

(d) any payment or declaration of a dividend in connection with any shareholder's rights plan, or the issuance of rights, shares or other property under any shareholder's rights plan, or the redemption or repurchase of rights pursuant to the plan; or

(e) any dividend in the form of shares, warrants, options or other rights where the dividend shares or the shares issuable upon exercise of such warrants, options or other rights are the same class or series of shares as those on which the dividend is being paid or rank equal or junior to those shares.

Nothing in these Terms of Issue prohibits the Bank nor an entity it controls from purchasing the Bank's shares in connection with transactions for the account of customers of the Bank or customers of entities which the Bank controls or in connection with the distribution or trading of the Bank's shares in the ordinary course of business.

For the purposes of this clause 2.10, "**control**" has the meaning given in the Corporations Act.

2.11 *Partial payments*

If, whether by reason of the provisions of clauses 2.3(b) or 2.3(c) or any equivalent term of another Parity Obligation, on any Dividend Payment Date, interest, dividends or other distributions or payments are not paid in full on the Preference Shares or any other Parity Obligations, but if the Bank's profits after tax and Available Profits, each as referred to in clause 2.3 above, are sufficient so as to allow payment of part of any such interest, dividend or distribution or payment and none of the other limitations in clause 2.3 apply, then each Holder will be entitled to receive the Relevant Proportion of any such Dividend (unless APRA has given its prior consent to the payment of the Dividend), provided that:

(a) each holder of another Parity Obligation is also entitled to receive the Relevant Proportion of any such payment of interest, dividend or other distribution or payment; and

(b) the Directors resolve to pay the Relevant Proportion of the Dividend under clause 2.3(a).

3. Exchange

3.1 *Exchange by the Bank*

(a) The Bank may serve on Holders:

(i) a Bank Exchange Notice not less than 30 days nor more than 60 days prior to an Optional Redemption Date in respect of all (but not some only) of their Preference Shares; or

(ii) a Bank (Event) Exchange Notice following the occurrence of a Tax Event or Regulatory Event in respect of all (but not some only) of their Preference Shares.

(b) If the Bank serves an Exchange Notice on Holders, the Bank must include in that Notice which of the following it intends to do in respect of Preference Shares the subject of the Notice:

(i) redeem Preference Shares in accordance with clause 3.4;

(ii) buy back Preference Shares under the terms of the Buy-Back Agreement in accordance with clause 3.5; or

(iii) cancel Preference Shares in accordance with clause 3.6.

(c) The Bank may only apply any of the mechanisms in clause 3.1(b) if APRA has given its prior approval to such mechanisms being applied.

(d) If the Bank serves an Exchange Notice in accordance with clause 3.1(a), the Exchange Date is:

(i) for a Bank Exchange Notice, the Optional Redemption Date; or

(ii) for a Bank (Event) Exchange Notice, the Early Redemption Date which is specified in the Bank (Event) Exchange Notice, being a date not less than 30 days nor more than 60 days after the date of the notice.

(e) If required by the Bank, where the Bank is entitled to redeem, buy back or cancel any Preference Shares under these Terms of Issue, the Holder must:

(i) vote in favour (subject to compliance with the law and to the extent the Holder is entitled to do so) or otherwise abstain from any required resolution; and

(ii) provide all documentation and execute any authorisation or power necessary; and

(iii) take all other action necessary or desirable to affect the redemption, buy back or cancellation of those Preference Shares.

3.2 *Exchange Notices are irrevocable*

An Exchange Notice is irrevocable and may include any other information that the Bank considers necessary to affect the Exchange in an orderly manner.

3.3 *Preference Shares are redeemable*

The Preference Shares are redeemable. The Bank may redeem Preference Shares in accordance with clause 3.4. A Holder has no right to require redemption of a Preference Share.

3.4 *Redemption of Preference Shares*

Subject to clause 3.7, if the Bank determines to redeem Preference Shares and gives an Exchange Notice to the Holders notifying that their Preference Shares are to be redeemed, on the relevant Exchange Date the Bank shall

redeem every Preference Share which the Bank has elected to redeem and identified in the Exchange Notice. For each Preference Share that is being redeemed, an amount equal to:

(a) if the redemption occurs as a result of a Bank Exchange Notice, the Optional Redemption Price; or

(b) if the redemption occurs as a result of a Bank (Event) Exchange Notice, the Make-Whole Redemption Price,

will be paid to the relevant Holders on the relevant Exchange Date.

3.5 *Buy-Back of Preference Shares*

Subject to clause 3.7:

(a) each holder of Preference Shares from time to time agrees with the Bank on terms as set out in the Buy-Back Agreement that, upon the Bank determining to buy back Preference Shares (which it is able to do at its sole option) and giving an Exchange Notice to the Holders notifying that their Preference Shares are to be bought back, those Holders will be deemed to have sold to the Bank the Preference Shares which the Bank has elected to buy back and identified in the Exchange Notice on the terms of the Buy-Back Agreement; and

(b) the Buy-Back Agreement will take effect upon, and will have no force or effect until, the happening of the last to occur of the following events:

(i) the Bank giving an Exchange Notice to each Holder that it has determined to buy back the Preference Shares identified in the Exchange Notice; and

(ii) the Bank obtaining all consents (if any) to the buy back which are required to be obtained from the Bank's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the listing rules of any stock exchange on which Preference Shares are quoted; and

(c) on the relevant Exchange Date, the Bank shall buy back every Preference Share which the Bank has elected to buy back and identified in the Exchange Notice under the terms of the Buy-Back Agreement. For each Preference Share that is being bought back, an amount equal to:

(i) if the buy back occurs as a result of a Bank Exchange Notice, the Optional Redemption Price; or

(ii) if the buy back occurs as a result of a Bank (Event) Exchange Notice the Make-Whole Redemption Price,

will be paid by the Bank to the relevant Holders on the relevant Exchange Date.

3.6 *Cancellation of Preference Shares*

Subject to clause 3.7, if the Bank:

(a) determines to cancel Preference Shares; and

(b) obtains all consents (if any) to the cancellation of Preference Shares which are required to be obtained from the Bank's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the listing rules of any stock exchange on which the Preference Shares are quoted; and

(c) gives an Exchange Notice to the Holders notifying that their Preference Shares are to be cancelled,

on the relevant Exchange Date, the Bank shall cancel every Preference Share which the Bank has elected to cancel and identified in the Exchange Notice. For each Preference Share that is being cancelled, an amount equal to:

(i) if the cancellation occurs as a result of a Bank Exchange Notice, the Optional Redemption Price; or

(ii) if the cancellation occurs as a result of a Bank (Event) Exchange Notice the Make-Whole Redemption Price,

will be paid by the Bank to the relevant Holders on the relevant Exchange Date.

3.7 *Qualifications*

(a) Where Preference Shares are not fully paid and the Bank does not elect to call the unpaid issue price prior to making a redemption, buy back or cancellation of Preference Shares, the Bank may redeem, buy back or cancel those Preference Shares for no cash consideration.

(b) The right of the Bank to redeem, buy back or cancel the Preference Shares due to a Tax Event or Regulatory Event under clauses 3.4, 3.5 and 3.6 is subject to the condition that, if at the time there is available to the Bank the opportunity to eliminate the Tax Event or Regulatory Event by amending these Terms of Issue (as permitted by clause 9) or by taking some ministerial action, such as filing a form or making an election, or pursuing some other

similar reasonable measure that, in each case, in the absolute discretion of the Bank, will not have any adverse effect on the Bank, any of its Subsidiaries or Related Entities or the Holders and will not involve any material cost, or the assumption of any material risk or liability, all as determined in the absolute discretion of the Bank, the Bank will take that measure in lieu of redemption, buy back or cancellation. The Bank may not redeem, buy back or cancel any Preference Shares prior to, and any obligations of the Bank under this clause 3.7(b) terminate upon, the earlier of:

(i) the 90th day following the date of the Tax Event or Regulatory Event; or

(ii) the date that the Bank determines in its absolute discretion that amending these Terms of Issue or the taking of some ministerial action will have an adverse effect on the Bank, any of its Subsidiaries or Related Entities or the Holders or will involve material cost to, or the assumption of material risk or liability by, any such entity.

4. Australian taxes

All payments in respect of the Preference Shares will be made free and clear of and without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatsoever nature ("**Taxes**") imposed or levied by or on behalf of Australia or any political subdivision or authority thereof ("**Relevant Jurisdiction**"), unless such withholding or deduction of such Taxes is required by law. In that event, the Bank will pay, as further dividends, such additional amounts ("**Additional Amounts**") as may be necessary so that the net amount received by the Holder, after such withholding or deduction, will equal the amount that the Holder would have received in respect of the Preference Shares without such withholding or deduction. However, the Bank will not pay any Additional Amount with respect to any Preference Shares in any one or more of the following circumstances:

(a) to the extent the Additional Amount (if it were a Dividend) would not be lawfully able to be paid or would not be payable (in addition to the amount from which the withholding or deduction was made) under clause 2.3; or

(b) to the extent that the relevant Tax is imposed or levied by virtue of the Holder, or a beneficial owner, of the Preference Shares having some connection with (whether present, past or future) or being or having been engaged in any activity, trade or business in a Relevant Jurisdiction, other than being a Holder, or a beneficial owner, of the Preference Shares; or

(c) to the extent that the relevant Tax is imposed or levied by virtue of the Holder, or a beneficial owner, of the Preference Shares not complying with any statutory requirements or not having made a declaration of non-residence in, or other lack of connection with, the Relevant Jurisdiction or any similar claim for exemption, to any tax authority in the place where the Preference Share is presented for payment.

5. Rights on a Winding-Up

5.1 *Rights on a Winding-Up*

On a Winding-Up of the Bank, a Preference Share confers upon its Holder the right to payment in cash of the Liquidation Preference out of the surplus (if any) available for distribution to shareholders, but no further or other right to participate in the assets of the Bank or a return of capital in the Winding-Up.

5.2 *Liquidation Preference*

The Liquidation Preference is the sum of:

(a) £1,000 or, if it is not possible in accordance with applicable law to pay £1,000 in Pounds Sterling, the Australian Dollar Equivalent of £1,000; and

(b) if the amount described in clause 5.2(a) is paid in Australian Dollars, an amount in Australian Dollars equal to the additional amount (if any) estimated by the liquidator of the Bank in his absolute discretion to be required to convert the Australian Dollar amount referred to in clause 5.2(a) into Pounds Sterling equal to £1,000, including amounts required to pay any estimated charges and expenses regarded by the liquidator of the Bank as likely to be incurred in effecting such conversion.

For the purposes of clause 5.2(a), the Australian Dollar Equivalent of an amount expressed in Pounds Sterling will be calculated by applying the Spot Rate on the date of payment of the amount in Australian Dollars or, if that day is not a Business Day, on the Business Day immediately preceding the date of payment.

5.3 *Ranking for payment on a Winding-Up*

Holders of Preference Shares will rank for payment of the Liquidation Preference on a Winding-Up of the Bank:

(a) in priority to Ordinary Shares;

(b) *pari passu* amongst themselves; and

(c) *pari passu* with the most senior preference shares of the Bank.

6. Meetings and voting rights

6.1 *Meetings*

A Holder has the same rights as those conferred by the Constitution upon the holders of Ordinary Shares as regards receiving notices of general meetings, reports, balance sheets and accounts and attending and speaking at general meetings of the Bank.

6.2 *Voting rights*

A Preference Share does not entitle its Holder to vote at any general meeting of the Bank except in the following circumstances:

(a) on any proposal:

(i) to reduce the share capital of the Bank; or

(ii) that affects the rights attached to the Preference Shares; or

(iii) to wind up the Bank; or

(iv) for the disposal of the whole of the property, business and undertaking of the Bank; or

(b) on any resolution to approve the terms of a share buy back agreement; or

(c) during a period in which a Dividend has been declared but has not been paid in full by the relevant Dividend Payment Date; or

(d) during the Winding-Up of the Bank,

in which case the Holders of Preference Shares have the same rights as to manner of attendance and to voting as a holder of Ordinary Shares with:

(i) one vote per fully paid Preference Share; and

(ii) a fraction of a vote for each Preference Share which is not fully paid equal to the proportion which the amount paid is of the total amounts paid and payable in respect of each such Preference Share.

7. Calls and payment up

The Issue Price of any Preference Shares will become immediately due upon a call being made by the Bank at any time by not less than 30 days' notice to Holders where:

(a) both:

(i) a Capital Deficiency Event occurs and is continuing and such event cannot be avoided by the Bank taking reasonable measures available to it and APRA requests substitution of the Preferred Securities; and

(ii) the Bank determines that the First Option (as defined in the Exchange Agreement) is to apply for the purposes of the Exchange Agreement; or

(b) an Insolvency Event occurs and is continuing.

This clause does not apply to any Preference Share which is fully paid.

8. General rights attaching to Preference Shares

8.1 *Ranking*

(a) Preference Shares rank equally among themselves and are subordinated to all depositors and creditors of the Bank. Preference Shares are not deposits or liabilities of the Bank and are not subject to the depositor protection provisions of Australian banking legislation. Preference Shares rank *pari passu* with the most senior preference shares of the Bank in respect of the payment of Dividends which have been declared or are otherwise

payable and in respect of the payment of Dividends which have been declared or are otherwise payable on all such other preference shares. Preference Shares rank *pari passu* with the most senior preference shares of the Bank in respect of a return of capital on a Winding-Up of the Bank.

(b) The issue of any other preference shares by the Bank which rank in priority to Preference Shares in respect of dividends or return of capital on a Winding-Up constitutes an alteration of the rights attached to the Preference Share.

(c) The Bank reserves the right to issue further Preference Shares, preference shares (whether redeemable or not) or other capital securities which rank equally with or behind existing Preference Shares, whether in respect of dividends (whether accumulative or not), return of capital on a Winding-Up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing Preference Shares.

8.2 *No set off*

Any amount due to a Holder in respect of Preference Shares may not be set off against any claims by the Bank on the Holder. Any amount due to the Bank in respect of the Preference Shares may not be set off against any claims by the Holder on the Bank.

8.3 *Restrictions on other issues*

Until the date on which all Preference Shares have been redeemed, bought back or cancelled, the Bank must not, without approval of a Special Resolution passed at a separate meeting of Holders, issue shares ranking in priority to Preference Shares or permit the conversion of any existing shares to shares ranking in priority to Preference Shares, but the Directors are at all times authorised to issue further Preference Shares, preference shares or other capital securities ranking equally with or behind any existing Preference Shares.

8.4 *Takeovers and schemes of arrangement*

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the Directors, or the Directors recommend an arrangement under Part 5.1 of the Corporations Act in respect of the Ordinary Shares which would result in a person other than the Bank having a relevant interest in more than 50% of the Ordinary Shares, the Directors will use reasonable endeavours to procure that equivalent takeover offers are made to Holders or that they are entitled to participate in the arrangement under Part 5.1 of the Corporations Act or a similar transaction.

8.5 *Participation in new issues*

The Preference Shares will not confer any rights to subscribe for new securities in the Bank or to participate in any bonus issues.

8.6 *Payments*

If any amount falls due for payment under these Terms of Issue on a day which is not a Business Day then payment of the amount otherwise payable on that day will be made on the next succeeding day which is a Business Day (without any interest or other payment in respect of that delay).

9. Amendments to the Terms of Issue

Subject to complying with all applicable laws and with the prior approval of APRA (if such approval is then required), the Bank may, without the authority, assent or approval of Holders, amend or add to the Terms of Issue where the amendment or addition is, in the opinion of the Bank:

(a) of a formal, minor or technical nature; or

(b) made to correct a manifest error; or

(c) made to comply with any law, ASX Listing Rules or the listing or quotation requirements of any stock exchange on which the Bank proposes from time to time to seek quotation of Preference Shares; or

(d) convenient for the purpose of obtaining or maintaining the quotation of Preference Shares,

and is not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders.

10. Governing law

These Terms of Issue are governed by the law in force in the State of New South Wales, Australia.

11. Interpretation and definitions

11.1 *Definitions*

These meanings apply unless the contrary intention appears:

"**Additional Amounts**" has the meaning given to that term in clause 4.

"**APRA**" means the Australian Prudential Regulation Authority in Australia and shall include any successor organisation or authority having primary responsibility for the prudential supervision of banks in Australia.

"**ASX**" means the Australian Stock Exchange Limited (ABN 98 008 624 691) or its successor from time to time.

"**ASX Business Day**" means a business day as defined in the ASX Listing Rules.

"**ASX Market Rules**" means the operating rules of ASX from time to time.

"**ASX Listing Rules**" means the listing rules of ASX from time to time with any modifications or waivers in their application to the Bank which ASX may grant.

"**Australian Dollar Equivalent**" has, for the purpose of clause 5, the meaning given in clause 5.2.

"**Australian Dollars**" and "**A$**" means the lawful currency of Australia.

"**Available Profits**" means as at the Record Date for the payment of a Dividend:

(a) the consolidated net profit after tax of the consolidated Group for the most recent Reporting Year for which publicly available financial results for the consolidated Group are available (as disclosed in the publicly available financial results for the consolidated Group),

less (without double counting):

(b) the aggregate amount of any interest, dividends or distributions paid, decided to be paid or unconditionally liable to be paid by the Bank or any of its subsidiary undertakings or other entities in the 12 month period up to that Record Date in relation to:

(i) any Parity Obligations; or

(ii) any Ordinary Shares or other capital instruments or other obligations of the Bank over which the Preference Shares rank in priority for profits,

except to the extent that any such interest, dividends or distributions, directly or indirectly, are beneficially received or receivable by a member of the Group (in its own corporate capacity).

"**Bank**" means Macquarie Bank Limited (ABN 46 008 583 542).

"**Bank Exchange Notice**" means a notice given by the Bank to a Holder under clause 3.1(a)(i).

"**Bank (Event) Exchange Notice**" means a notice given by the Bank to a Holder under clause 3.1(a)(ii).

"**Banking Act**" means the Banking Act 1959 of Australia.

"**Benchmark Gilt**" means, in respect of a Reset Period, such United Kingdom government security having a maturity date on or about the last day of such Reset Period as the Calculation Agent, with the advice of the Reference Dealers, may determine to be appropriate.

"**Business Day**" means any day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets settle payments in Pounds Sterling and are open for general business in Sydney, London and New York.

"**Buy-Back Agreement**" means an agreement under which the Bank buys back Preference Shares in the form contained in the Schedule to these Terms of Issue.

"**Capital Adequacy Regulations**" means at any time the regulations, requirements, guidelines and policies of APRA relating to capital adequacy then in effect in each case as they are applied to the Bank and the Group.

"**Calculation Agent**" means the Bank or, if appointed, any calculation agent or successor calculation agent appointed under any Agency Agreement.

"**Capital Deficiency Event**" shall occur if:

(a) the Total Capital Ratio or the Tier 1 Capital Ratio, or their then equivalent, of the Bank (on a Level 1 basis) or of the Group (on a Level 2 basis), does not comply with the Capital Adequacy Regulations; or

(b) the Directors in their sole discretion notify APRA that they have determined that the event described in (a) above is expected to occur in the near term.

"**Constitution**" means the constitution of the Bank as amended from time to time.

"**Convertible Debentures**" means the Pounds Sterling 6.177% Reset Subordinated Convertible Debentures due 2050 issued by the Bank, acting through its London branch.

"**Corporations Act**" means the Corporations Act 2001 of Australia.

"**Directors**" means some or all of the directors of the Bank acting as a board and includes a duly appointed committee of the directors of the Bank.

"**Dividend**" has the meaning given in clause 2.2.

"**Dividend Payment Date**" means a Fixed Rate Payment Date and a Reset Payment Date.

"**Dividend Period**" means a Fixed Rate Dividend Period or a Reset Dividend Period.

"**Dividend Rate**" means, in respect of a Preference Share:

(a) for each Dividend Period until the First Optional Redemption Date, 6.177% per annum; and

(b) for each Dividend Period thereafter, the sum of the Reset Rate and 2.35% per annum.

"**Early Redemption Date**" means any date designated for the redemption, buy back or cancellation of Preference Shares for tax or regulatory reasons as set out in clause 3.1(e).

"**Exchange**" means the redemption, buy back or cancellation of Preference Shares, as determined by the Bank in accordance with clause 3.1(b).

"**Exchange Agreement**" means the Exchange Agreement dated 22nd September 2004 between the Bank and Macquarie Capital Funding (GP) Limited (both in its capacity as general partner of Macquarie Capital Funding L.P. and in its own corporate capacity).

"**Exchange Date**" has the meaning given in clause 3.1(e).

"**Exchange Notice**" means a notice given by the Bank to a Holder under clause 3.1(a).

"**First Optional Redemption Date**" means 15th April 2020.

"**Five-Year Benchmark Gilt Rate**" means, in respect of a Reset Period, the gross redemption yield (as calculated by the Calculation Agent on the basis set out by the United Kingdom Debt Management Office in the paper "Formulae for Calculating Gilt Prices from Yields" page 4, Section One: Price/Yield Formulae "Conventional Gilts; Double-dated and Undated Gilts with Assumed (or Actual) Redemption on a Quasi-Coupon Date" (published 8th June 1998 and updated on 15th January 2002)) on a semi-annual compounding basis (converted to an annualised yield and rounded, if necessary, to four decimal places with 0.00005 being rounded upwards) of the Benchmark Gilt in respect of that Reset Period, with the price of the Benchmark Gilt for this purpose being the arithmetic average (to four decimal places, rounded as aforesaid) of the bid and offered prices of such Benchmark Gilt quoted by the Reference Dealers at 3:00 p.m. (London time) on the relevant Reset Determination Date on a dealing basis for settlement on the next following London Business Day.

"**Fixed Rate Dividend Period**" means each period which:

(a) begins on the last Preferred Security Payment Date prior to the Issue Date or on a Fixed Rate Payment Date after the Issue Date but prior to the first Reset Date; and

(b) ends on the day that precedes:

(i) the next Fixed Rate Payment Date to occur; or

(ii) the Exchange Date,

whichever occurs first.

"**Fixed Rate Payment Date**" means 15th April and 15th October in each year, the first Fixed Rate Payment Date being the first such date after the Issue Date and the last Fixed Rate Payment Date being the first Reset Date.

"**Group**" means the Bank and its consolidated Subsidiaries.

"**Guarantee**" means the subordinated guarantee in respect of the Preferred Securities executed by the Bank on 22nd September 2004 as a deed poll.

"**Holder**" means a person whose name is for the time being registered in the Register as the holder of a Preference Share.

"**Insolvency Event**" means any of the following events (except where the event is for the purpose of a solvent reconstruction or amalgamation of the Bank):

(a) a proceeding is commenced by the Bank for an order that it be dissolved, wound-up or liquidated or for the appointment of a provisional liquidator or administrator of the Bank;

(b) a proceeding for an order of a kind described in paragraph (a) is commenced by any other person and such proceeding is not discontinued or dismissed within 30 days of having been served on the Bank;

(c) a liquidator, provisional liquidator or administrator is appointed to the Bank and such appointment is not revoked or set aside within 30 days of such appointment; or

(d) a receiver or receiver and manager is appointed to the whole, or substantially the whole, of the Bank's property in the exercise of an Encumbrance and such appointment is not revoked or set aside within 30 days of appointment and for this purpose "**Encumbrance**" means any mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security agreement or security arrangement or any other arrangement having the same effect as any of the foregoing of whatsoever nature other than liens arising by operation of law.

"**Issue Date**" means, in respect of a Preference Share, the later of:

(a) the date on which that Preference Share was first issued where the Preference Share is issued fully paid; and

(b) the date on which that Preference Share was fully paid up.

"**Issue Price**" has the meaning given to that term in clause 1.

"**Level 1**" and "**Level 2**" have the same meaning as for the purpose of the Capital Adequacy Regulations.

"**Liquidation Preference**" has the meaning given in clause 5.2.

"**London Business Day**" means a day, other than Saturday or Sunday, on which banks are open for business in London.

"**Make-Whole Redemption Price**" means, with respect to a Preference Share, an amount equal to:

(a) the Issue Price; or (if higher)

(b) the price, expressed as a percentage (rounded to four decimal places, 0.00005 being rounded upwards), at which the gross redemption yield as calculated by the Calculation Agent on the basis set out by the United Kingdom Debt Management Office in the paper "Formulae for Calculating Gilt Prices From Yields" page 4, Section One: Price/Yield Formulae "Conventional Gilt; Double-dated and Undated Gilt with Assumed (or Actual) Redemption on a Quasi-Coupon Date" (published on 8th June 1998 and updated on 15th January 2002), on the Preference Shares, if they were to be redeemed, bought back or cancelled (as the case may be) at such price on the third dealing day prior to the date fixed for redemption, buy back or cancellation, would be equal to the gross redemption yield on such dealing day of the Reference Security plus 0.25% on the basis of the middle market price of the Reference Security prevailing at 11:00 am (London time) on such dealing day as determined by the Calculation Agent,

plus, in each case, any Additional Amounts remaining unpaid and the amount of any Dividend (whether or not the Directors have resolved to pay it) calculated from (and including) the Dividend Payment Date immediately prior to the Early Redemption Date (or the Preferred Security Payment Date immediately prior to the Exchange Date, if no Dividend Payment Date has yet occurred or the date of issue of the Preferred Securities, if no Preferred Security Payment Date has yet occurred) to (but excluding) the Early Redemption Date to the extent it is unpaid.

"**Optional Dividend**" means an optional dividend paid to Holders under clause 2.4.

"**Optional Redemption Date**" means the First Optional Redemption Date and any subsequent Reset Date as notified in the Exchange Notice.

"**Optional Redemption Price**" means, with respect to a Preference Share, an amount equal to the Issue Price, plus any Additional Amounts remaining unpaid and the amount of any Dividend (whether or not the Directors

have resolved to pay it) calculated from (and including) the Dividend Payment Date immediately prior to the Optional Redemption Date to (but excluding) the Optional Redemption Date to the extent it is unpaid.

"**Ordinary Share**" means a fully paid ordinary share in the capital of the Bank.

"**Parity Obligations**" means:

(a) any preference shares issued directly by the Bank before 17th September 2004;

(b) the Preference Shares, the Convertible Debentures and the Guarantee;

(c) any preference shares or other capital instruments issued directly by the Bank and ranking, in a Winding-Up of the Bank, *pari passu* with the Bank's obligations under either (i) the Preference Shares, or (ii) the Convertible Debentures and the Guarantee;

(d) any preference shares or other capital instruments issued by a Subsidiary of the Bank or any other entity and entitled to the benefit of any guarantee or support agreement from the Bank ranking, in a Winding-Up of the Bank, *pari passu* with the Bank's obligations under the Convertible Debentures and the Guarantee; or

(e) any Permissible Replacement Assets (as defined in the terms and conditions of the Convertible Debentures) or other capital instruments issued by a Subsidiary of the Bank or any other entity which, at the option of such Subsidiary or the Bank, are convertible or exchangeable into Preference Shares (or preference shares or other capital instruments ranking, in a Winding-Up of the Bank, *pari passu* with the Bank's obligations under the Preference Shares),

(other than the Preferred Securities or any similar capital instruments issued by an entity whose sole or principal asset consists of any of the above) and which, in any such case, constitute capital instruments capable of being eligible for inclusion as part of the Tier 1 Capital, or its then equivalent, of the Bank (on a Level 1 basis) or the Group (on a Level 2 basis).

"**Permissible Replacement Asset**" has the same meaning as in the terms and conditions of the Convertible Debentures.

"**Pounds Sterling**", "**£**" and "**penny**" means the lawful currency of the United Kingdom.

"**Preference Share**" means a non-cumulative, redeemable preference share in the share capital of the Bank issued on these Terms of Issue.

"**Preferred Security Payment**" means a distribution on a Preferred Security in accordance with its terms.

"**Preferred Security Payment Date**" means each date on which a Preferred Security Payment is payable in accordance with the terms of the Preferred Securities, whether or not a Preferred Security Payment is paid on that date.

"**Preferred Securities**" means the Pounds Sterling 6.177% guaranteed non-cumulative step up perpetual preferred securities of Macquarie Capital Funding L.P., guaranteed on a subordinated basis by the Bank pursuant to the Guarantee.

"**Record Date**" means:

(a) with respect to a Dividend payable on a Dividend Payment Date, the date which is 11 ASX Business Days before the Dividend Payment Date for that Dividend or such other date as may be required by ASX from time to time; and

(b) with respect to an Optional Dividend, the date prior to its date of payment as determined by the Bank or such other date as ASX may determine from time to time.

"**Reference Dealers**" means three brokers of U.K. government gilt-edged securities or market makers of U.K. government gilt edged securities chosen by the Calculation Agent.

"**Reference Security**" means, where the redemption, buy back or cancellation under clauses 3.7 to 3.9 occurs on or before the First Optional Redemption Date, the 8% U.K. Treasury Stock due 2021, or if such security is no longer in issue, such other United Kingdom government security as the Calculation Agent may, with the advice of the Reference Dealers, determine to be appropriate; or where such redemption, buy back or cancellation under clauses 3.7 to 3.9 occurs after the First Optional Redemption Date, such United Kingdom government security having a maturity date on or about the last day of the Reset Period in which such redemption, buy back or cancellation occurs, as the Calculation Agent, with the advice of the Reference Dealers, may determine to be appropriate, in each case for the purposes of determining the Make-Whole Redemption Price.

"**Register**" means the register of Preference Shares maintained by the Bank.

"**Regulatory Effect**" means the Preference Shares are no longer capital instruments capable of being eligible for inclusion as part of the Tier 1 Capital, or its then equivalent, of the Bank (on a Level 1 basis).

"**Regulatory Event**" means:

(a) the introduction of, or an amendment or clarification to or change in (or announcement of a prospective introduction of, amendment or clarification to or change in) a law or regulation of Australia or any state or territory thereof or any direction, order, requirement, guideline or statement of APRA which has, or would upon becoming effective have a Regulatory Effect;

(b) that the Bank has received any written statement, notification or advice from APRA of the occurrence of any act, matter or thing which has, or would on becoming effective have, a Regulatory Effect; or

(c) the Bank has received an opinion of nationally recognised independent legal counsel in Australia experienced in these matters to the effect that as a result of the occurrence on or after 17th September 2004 of a change in law, regulation or prudential statement or a change in interpretation or application of law, regulation or prudential statement by any legislative body, court, governmental agency or regulatory authority, a Regulatory Effect has occurred or will occur within 90 days of such opinion.

"**Related Entity**" of an entity, means another entity which is related to the first within the meaning of section 50 of the Corporations Act or is in any economic entity (as defined in an applicable approved accounting standard) which contains the first and "**Related Entities**" has a corresponding meaning.

"**Relevant Proportion**" means, for the purpose of clause 2.11, the amount of Available Profits as of the Record Date divided by the sum of:

(a) the total amount originally scheduled to be paid by way of Dividend on the Preference Shares on the relevant Dividend Payment Date; and

(b) the sum of any interest, dividends or other distributions or payments in respect of other Parity Obligations due and payable on that Dividend Payment Date,

with all such amounts converted where necessary for the purpose of such calculation by the Bank into Australian dollars by reference to the relevant exchange rate prevailing (as determined by the Bank) on the relevant Record Date.

"**Reporting Year**" means each 12 month period ending 31st March or 30th September, or such other period approved by APRA in circumstances where the Bank has changed its reporting period for its financial results.

"**Reset Date**" means the First Optional Redemption Date and each fifth anniversary of that date.

"**Reset Determination Date**" means, in respect of a Reset Period, the day that is five London Business Days prior to the beginning of that Reset Period.

"**Reset Dividend Period**" means a period which:

(a) in respect of the first Reset Dividend Period:

(i) if the Issue Date occurs on or before the First Optional Redemption Date, begins on the First Optional Redemption Date; or

(ii) if the Issue Date occurs after the First Optional Redemption Date, begins on the last Preferred Security Payment Date prior to the Issue Date; and

(b) in respect of each subsequent Reset Dividend Period, begins on a Reset Payment Date,

and in each case ends on the day that precedes:

(c) the next Reset Payment Date to occur, or

(d) the Exchange Date,

whichever occurs first.

"**Reset Payment Date**" means each 15th April and 15th October, the first Reset Payment Date being the First Optional Redemption Date (or the first such date after that date which is after the Issue Date).

"**Reset Period**" means a period of five years:

(a) from (and including) a Reset Date; and

(b) to (but excluding) the next Reset Date or the Exchange Date, whichever occurs first.

"**Reset Rate**" means, at any time during a Reset Period, the Five-Year Benchmark Gilt Rate in respect of that Reset Period.

"**Special Resolution**" means a resolution passed at a separate meeting of Holders by at least 75% of the votes validly cast by Holders in person or by proxy and entitled to vote on the resolution.

"**Spot Rate**" means, with respect to any specified date, the spot rate as published by the Bank of England on such date or, if that rate ceases to be available, the average of the rates quoted to the Bank or the liquidator of the Bank (as the case may be) by at least three banks selected by the Bank or that liquidator for the purchase of Pounds Sterling with Australian Dollars.

"**Subsidiary**" of an entity means another entity which is a subsidiary of the first within the meaning of Part 1.2 Division 6 of the Corporations Act or is a subsidiary or otherwise controlled by the first within the meaning of any applicable approved accounting standard and "**Subsidiaries**" has a corresponding meaning.

"**Tax Act**" means:

(a) the Income Tax Assessment Act 1936 of Australia or the Income Tax Assessment Act 1997 of Australia as the case may be, as amended, and a reference to any section of the Income Tax Assessment Act 1936 of Australia includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 of Australia; and

(b) any other Act setting the rate of income tax payable and any regulation promulgated thereunder.

"**Tax Event**" means that the Bank has received an opinion of competent tax counsel to the effect that there has been a Tax Law Change on or after 17th September 2004 and that following the occurrence of such Tax Law Change, there is more than an insubstantial risk that the Bank would be exposed to more than a *de minimis* increase in its costs (including a more than *de minimis* increase in further Dividends payable as Additional Amounts) in relation to the Preference Shares as a result of any taxes, duties or other governmental charges.

"**Tax Law Change**" means:

(a) an amendment to, change in or announced proposed change in any laws, or any regulations under those laws; or

(b) a judicial decision interpreting, applying or clarifying those laws or regulations; or

(c) an administrative pronouncement or action that represents an official position, including a clarification of an official position, of the governmental authority or regulatory body making the administrative pronouncement or taking any action,

which amendment or change is adopted or which proposed change, decision or pronouncement is announced or which action or clarification occurs on or after 17th September 2004.

"**Tier 1 Capital**" means the core capital of the Bank (on a Level 1 basis) or the Group (on a Level 2 basis), as the case may be, as defined by APRA for the purposes of the Capital Adequacy Regulations.

"**Tier 1 Capital Ratio**" means at any time the ratio so prescribed by APRA for the purposes of the Capital Adequacy Regulations.

"**Total Capital Ratio**" means at any time the ratio so prescribed by APRA for the purposes of the Capital Adequacy Regulations.

"**U.K.**" and "**United Kingdom**" means the United Kingdom of Great Britain and Northern Ireland.

"**Winding-Up**" means any procedure whereby the Bank may be wound-up, dissolved, liquidated or cease to exist as a body corporate whether brought or instigated by a holder of a Preference Share or any other person, but excludes any Winding-Up which results in there being a successor to the Bank and the obligations under the Preference Shares are assumed by that successor.

11.2 *Interpretation*

In these Terms of Issue, unless the contrary intention appears:

(a) a reference to a clause is a reference to a clause in the Terms of Issue;

(b) a reference to:

(i) legislation (including subordinate legislation) or guidelines published by a Government Agency is to that legislation or those guidelines as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii) a document or agreement (including the Constitution and these Terms of Issue), or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii) a party to any other document or agreement includes a permitted substitute or permitted assign of that party; and

(iv) any thing includes any part of it;

(c) a singular word includes the plural, and vice versa;

(d) a word which suggests one gender includes the other genders;

(e) if a word is defined, another part of speech has a corresponding meaning;

(f) headings are for convenience only, and do not affect interpretation;

(g) the word "**person**" includes:

(i) any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity; and

(ii) any executor, administrator, or successor in law of that person.

Schedule – Buy-Back Agreement

1. Agreement

(a) This agreement is entered into between the Bank and the Holders for the time being of Preference Shares and shall come into force and effect upon the happening of the last to occur of the following events:

(i) the Bank giving an Exchange Notice to each of the Holders that it has determined to buy back the Preference Shares identified in the Exchange Notice; and

(ii) the Bank obtaining all consents (if any) to the Buy-Back which are required to be obtained from the Bank's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the quotation rules of any stock exchange on which the Preference Share are quoted.

(b) The terms and conditions set out in this agreement are of no force and effect unless and until the agreement has become effective under clause 1(a).

2. Buy-Back

Each Seller agrees to sell to the Buyer the Buy-Back Shares on the terms set out in this agreement.

3. Consideration

The Buyer will pay to each Seller in respect of each Buy-Back Share an amount equal to:

(a) if the Buy-Back occurs as a result of a Bank Exchange Notice, the Optional Redemption Price; or

(b) if the Buy-Back occurs as a result of a Bank (Event) Exchange Notice, the Make-Whole Redemption Price.

4. Completion

The Buy-Back will be effected on the date specified in the Exchange Notice as the date for completion of the Buy-Back, which will be determined in accordance with the Terms of Issue by the Buyer paying the amount determined under clause 3 to the Seller and the Seller delivering to the Buyer a duly executed transfer of the Buy-Back Shares.

5. Appointment of attorney

By virtue of its holding of the Buy-Back Shares, each Seller irrevocably appoints any director or officer or duly authorised attorney of the Bank (each an Attorney) as the true and lawful attorney of the Seller to execute a transfer to the Buyer in registrable form of the Buy-Back Shares (or such other document by which title to the

Buy-Back Shares may be vested in the Buyer) and to give any necessary direction to any other person or take any other action which may be required to facilitate the transfer to the Buyer of the Buy-Back Shares, and agrees that in exercising this power of attorney the Bank or any Attorney shall be entitled to act in the interests of the Bank (or a nominee) as the Buyer of the Buy-Back Shares.

6. Definitions and interpretation

All words and expressions used in this agreement which are defined in the Terms of Issue have the same meaning in this agreement.

"**Buy-Back**" means, in relation to the Preference Shares, the purchase of the Preference Share from the Holder for the time being by the Buyer pursuant to this agreement.

"**Buy-Back Shares**" means the Preference Shares referred to in the Exchange Notice which are the subject of the Buy-Back under this agreement.

"**Buyer**" means the Bank or any permitted transferee of the Buy-Back Shares nominated by the Bank to be the purchaser of the Buy-Back Shares.

"**Exchange Notice**" means a notice given by the Bank to Holders from time to time under clause 3.1 of the Terms of Issue.

"**Seller**" means each Holder from time to time to whom the Bank gives an Exchange Notice which indicates that Preference Shares are to be bought back by the Bank.

"**Terms of Issue**" means the terms of issue of the Preference Shares of which this Schedule forms a part.

Regulatory Environment

Overview

The Bank's business is subject to supervision and regulation by the Australian Prudential Regulation Authority ("**APRA**"), the Australian Securities and Investments Commission and the Australian Competition and Consumer Commission. In addition, the Reserve Bank of Australia ("**RBA**") has a role relating to the objectives of monetary policy, overall financial system stability and regulation of the payments system. The RBA has no obligation to protect the interests of bank depositors and will not supervise any individual financial institution as such matters are the responsibility of APRA as described below, however the RBA has a discretion to provide emergency liquidity support to the financial system.

Banking – capital adequacy

APRA imposes guidelines for the capital adequacy of banks and other authorised deposit-taking institutions ("**ADIs**") as an essential part of its prudential supervision of ADIs. APRA supervises the capital adequacy on both a stand-alone (Level 1) and consolidated group (Level 2) basis. Generally, an ADI should consolidate in accordance with Australian accounting standards, however, there are exceptions to this where a subsidiary is subject to a different supervisory regime by APRA or approved by APRA, or where APRA has approved non-consolidation for other reasons. In such cases, the subsidiary should be sufficiently capitalised so as not to compromise the stability of the parent ADI. Life and general insurance subsidiaries as well as funds management subsidiaries come into this category. APRA may prescribe that certain ADIs (i.e. conglomerates where it is deemed an assessment on a consolidated (or Level 2) basis is not sufficient) are subject to a Level 3 capital adequacy assessment. Essentially, the capital calculation should have regard to all group members (whether ADIs or entities subject to a different supervisory regime and not consolidated for other returns) and the capacity of any surplus capital to be moved around the group according to need. Unlike the assessments done on a stand-alone (Level 1) and consolidated (Level 2) basis, there will be no prescribed minimum capital adequacy requirement. Instead ADIs will provide benchmarks which will be agreed with APRA on a continuous basis.

Under APRA's existing bank capital adequacy guidelines, balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative credit risk, based largely on the nature of the asset or counterparty. There are four categories of risk weights (0%, 20%, 50%, 100%) applied to the different types of assets or counterparties. As an example, residential mortgage lending to individual borrowers is risk weighted at 50%, where the loan to valuation ratio is less than or equal to 80%, or where the loan to valuation ratio exceeds 80% and acceptable mortgage insurance is obtained. Off-balance sheet exposures are taken into account by applying different categories of credit conversion factors to arrive at credit equivalent amounts, which are then weighted in the same manner as balance sheet assets according to the counterparty. The credit conversion factors are based on, and are broadly consistent with, the recommendations of the April 1995 Basel Committee amendment to its Capital Accord. Risk weighted assets also include market risk weighted assets which are calculated on all trading positions using a Value-at-Risk ("**VAR**") model that has been approved by APRA.

Capital, for APRA supervisory purposes, is classified into two tiers, referred to as Tier 1 and Tier 2. APRA requires all ADIs to maintain a minimum ratio of capital to risk-weighted assets of 8%, at least half of which must be maintained in the form of Tier 1 capital. APRA will also consider other risk factors such as asset quality, adequacy of provisioning, credit risk concentration or profitability that have not been incorporated or accounted for quantitatively in the framework when assessing the overall capital adequacy of an ADI.

Tier 1, or "core" capital, consists of paid up ordinary share capital, general reserves, retained earnings, current year's earnings net of expected dividends and tax earnings, minority interests in subsidiaries on consolidation and non-cumulative irredeemable preference shares and other innovative capital instruments (capped at 25% of all other components of Tier 1 capital). Specific deductions from Tier 1 capital are required for intangible assets and goodwill, future income tax benefits, retained earnings of funds management and commercial subsidiaries and equity investments in non-subsidiary entities not operating in the field of finance which exceed APRA's prescribed thresholds. Tier 2 capital, or "supplementary" capital, includes other elements which, to varying degrees, fall short of the quality of Tier 1 capital but nonetheless contribute to the overall strength of an entity as a going concern, and is divided into Upper Tier 2 capital (i.e. elements that are essentially permanent in nature) and Lower Tier 2 capital (i.e. instruments that are not permanent). Upper Tier 2 capital comprises provision for uncertainties, revaluation reserves of premises and securities, cumulative irredeemable preference shares approved by APRA, mandatory convertible notes and similar capital instruments approved by APRA, perpetual subordinated debt approved by APRA and any other hybrid capital instruments of a permanent nature which are ineligible for inclusion in Tier 1 capital as a result of the 25% limit. Lower Tier 2 capital includes term subordinated debt and

limited life redeemable preference shares, the amount of which is scaled based on term to maturity. Lower Tier 2 capital is limited to a maximum of 50% of an ADI's net Tier 1 capital.

Restrictions on ownership and transfer of shares in the Bank

The acquisition of shares in Australian public companies listed on the ASX is regulated by detailed and comprehensive legislation and the rules of the ASX. Legislation also affects the offer of shares for sale in certain circumstances.

The most common manner in which a controlling shareholding is acquired in an Australian listed company is by a takeover bid. The form and content of the bid documentation is regulated by law. Australian takeover law purports to have extra-territorial force. Australian law may therefore apply to a transaction outside Australia with respect to a non-Australian company if the transaction affects the control of voting power in an Australian publicly listed company. See "*Takeovers and substantial shareholding provisions*".

Australian law also regulates the acquisition of shares in Australian corporations by foreign persons under the Foreign Acquisitions and Takeovers Act 1975 ("**FATA**"). FATA empowers the Australian Treasurer to prohibit a proposed acquisition of shares in an Australian corporation where the result of the acquisition will be that a foreign person (together with its associates) would have an interest of not less than 15% of the issued shares of a corporation, or two or more foreign persons (together with their associates) would in aggregate have an interest in 40% of the issued shares of a corporation that has total assets valued at A$50,000,000 or more, such as the Bank. In addition, FATA requires foreign persons who propose to make such acquisitions first to notify the Australian Treasurer of their intention to do so. Failure to notify the Treasurer of a proposed acquisition is an offence under FATA. Proposals notified to the Treasurer are examined under the test of whether the proposal is contrary to Australia's national interest. Where such an acquisition has already occurred without notice having been given, the Australian Treasurer has the power to order a person that acquired the shares to dispose of them. The concepts of acquisition, interest, associate and foreign person are very widely defined in FATA and investors should seek their own advice on the application of this Act.

Australian law also regulates acquisitions of shares in Australian companies which would have the effect, or be likely to have the effect, of substantially lessening competition in a market in Australia, or in a state or territory thereof, under the Trade Practices Act 1974. Investors should seek their own advice on the application of this Act.

There are also restrictions placed upon shareholdings in Australian banks generally under the Financial Sector (Shareholdings) Act 1998 ("**Financial Sector Act**"). Under the Financial Sector Act, the Australian Treasurer's prior approval is required before any person, including a corporation, may acquire shares in an authorised deposit-taking institution, of which the Bank is one, in Australia where the acquisition would take that person's stake in that institution to more than 15%. A person's stake relates to the direct control interest of that person or its associates in the shares of a company. The concepts of stake, direct control interests, voting power, associates and shares are broadly defined in the Financial Sector Act and investors should seek their own advice on the application of this Act.

Takeovers and substantial shareholder provisions

Under the Corporations Act, a person cannot acquire voting shares in a listed company (such as the Bank) if that person's or someone else's voting power in the company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%, unless those shares are acquired in a manner specifically permitted under an exception. Exceptions include that the acquisition was previously consented to by the shareholders of the company, that the acquisition is made under a court approved scheme of arrangement or that the acquisition results from the acceptance of an offer under a takeover bid made to all shareholders holding the same class of voting shares for all or a proportion, being an equal proportion for each holder, of their voting shares in the company.

The Corporations Act also obliges persons who begin to have, or cease to have, a substantial holding in a listed company (being a relevant interest of that person, or their associates, in 5% or more of the voting shares of the company), or whose substantial holding moved at least 1%, to give notice to the company and to the ASX of their substantial shareholdings and such movements.

Generally, the concept of a voting share does not include certain types of preference shares with limited voting rights (such as the Substituted Preference Shares). However, the takeover and substantial holding provisions may apply on the issue of Ordinary Shares on conversion of the Substituted Preference Shares.

The concepts of "relevant interest", "associates" and "acquire" are very broadly defined and investors should seek their own advice on the application of the Corporations Act. In very general terms:

- a person's voting power equals the votes attached to the voting shares in which the person and its associates have a relevant interest, which is basically where they hold, or have or control the exercise of, the right or power to vote or dispose of the shares, expressed as a percentage of all the voting shares in the company, but there are additional inclusions and certain exceptions;

- a person acquires shares in a company if, as a direct or indirect result of a transaction in relation to securities of any body corporate, that person acquires a relevant interest in those shares and, as a result of extensive tracing provisions concerning relevant interests, a person may be taken to have acquired our shares for example as a result of the purchase of securities in another body corporate if that body corporate holds or acquires a relevant interest in our shares; and

- an associate (the second person) of the primary person is widely defined in division 2 of part 1.2 of the Corporations Act and includes, among others, a body corporate the primary person controls, a body corporate that controls the primary person, or a body corporate that is controlled by an entity that controls the primary person as well as persons acting, or agreeing or proposing to agree to act, in concert in relation to the listed company's affairs.

Taxation

General

Prospective investors should inform themselves as to the tax consequences within the countries of their residence and domicile of the acquisition, holding or disposal of Preferred Securities. The comments below are of a general nature based on law and published practice as at the date hereof in each jurisdiction referred to and do not constitute tax or legal advice and should be treated with appropriate caution. They relate only to the position of persons who are the absolute beneficial owners of their Preferred Securities and hold their Preferred Securities as an investment (unless otherwise specified). Any investors who are in doubt as to their personal tax position should consult their professional advisers. In assessing their tax position, investors should note that the Issuer is a Jersey limited partnership and not a legal entity separate from its partners.

Australian Taxation

*The following is a summary of the taxation treatment under the Income Tax Assessment Acts 1936 and 1997 of Australia (together, "**Australian Tax Act**"), at the date of this Offering Circular, of Distributions on the Preferred Securities, payments under the Guarantee, payments of interest (on the Convertible Debentures), dividend payments on the Substituted Preference Shares and certain other matters relating to the purchase, ownership and disposition of the Preferred Securities and the ownership and disposition of the Substituted Preference Shares. The summary is based on the opinion of Mallesons Stephen Jaques, Australian legal advisers to the Issuer and the Bank and is intended as a descriptive summary only. It is not exhaustive and does not purport to be a complete technical analysis or to list all potential Australian tax effects. The summary is based upon laws, regulations, rulings, judicial decisions and administrative practice now in effect and is subject to changes (including changes with retroactive effect) in laws, regulations, rulings, judicial decisions and administrative practice. The summary also refers to the new Australia-U.K. double tax convention and similar provisions may apply, either now or in the future, under other double tax conventions.*

This summary assumes that the holder of the Preferred Securities and the holder of the Substituted Preference Shares will not be a resident of Australia for Australian income tax purposes (including a resident of Australia holding the Preferred Securities in the course of carrying on a business at or through a permanent establishment outside Australia) and will not hold the Preferred Securities or Substituted Preference Shares as part of a business carried on by the holder at or through a permanent establishment in Australia. This summary assumes that the holder will be a resident of the United Kingdom for the purposes of the Australia-U.K. double tax convention. The summary also does not deal with the position of certain classes of holders of the Preferred Securities or the Substituted Preference Shares (including, dealers in securities, custodians or other third parties who hold securities or other financial products on behalf of third parties).

Persons considering the purchase of the Preferred Securities should consult their own professional advisers concerning the consequences of the purchase, ownership and disposition of the Preferred Securities (or acquiring rights in respect of the Preferred Securities) in their particular circumstances under Australia's tax laws, the laws of any other applicable taxing jurisdiction and any applicable double tax convention.

1. Australian Withholding Tax

Payments of Distributions on the Preferred Securities

Distributions will not be subject to Australian withholding tax.

Payments under the Guarantee

Payments to holders in respect of the Preferred Securities by the Bank under the Guarantee will not be subject to Australian withholding tax, except that payments of interest on an overdue amount due under the Guarantee will be subject to Australian interest withholding tax at the rate of 10%.

Payments of interest to U.K. Residents

The Australian government has recently signed a new double tax convention with the United Kingdom ("**U.K.**"). The new Australia-U.K. double tax convention applies to interest paid on or after 1st July 2004 and derived by a resident of the U.K. It effectively prevents Australian interest withholding tax applying to interest derived by the government of the U.K., certain U.K. governmental authorities and agencies and certain financial institutions resident in the U.K. which are unrelated to the payer and which substantially derive their profits by carrying on a business of raising and providing finance.

Payments of interest on the Convertible Debentures

The Convertible Debentures are issued by the Bank, acting through its London branch, and are capital instruments capable of being eligible for inclusion as part of the Tier 1 capital of the Bank (on a Level 1 basis) within the meaning of the regulations, requirements, guidelines and policies of the Australian Prudential Regulatory Authority relating to capital adequacy as they are applied to the Bank. So long as payments of interest on the Convertible Debentures are incurred by the Bank in acting at or through a permanent establishment outside Australia and the funds raised through the issue of the Convertible Debentures are not transferred directly or indirectly to Australia, payments of principal and interest under the Convertible Debentures will not be subject to Australian withholding tax.

Payments of dividends on the Substituted Preference Shares

Dividends paid by the Bank on the Substituted Preference Shares may be either franked or unfranked dividends. Australian corporations, such as the Bank, are required to provide shareholders with notices detailing the extent to which a dividend is franked or unfranked and the deductions (if any) of dividend withholding tax. Broadly, to the extent to which those dividends have been paid out of profits which have been subject to Australian corporate income tax, they will be franked dividends. Fully franked dividends paid to non-residents will not be subject to Australian dividend withholding tax. Unfranked or partially franked dividends paid to such persons will be subject to Australian dividend withholding tax, unless a specific exemption is available.

Dividends are also exempt from Australian dividend withholding tax to the extent to which they are the subject of an "FDA Declaration", being a declaration by the Bank that the dividend is sourced from certain non-Australian dividends received by the Bank. Where the Bank makes an FDA Declaration in relation to a dividend, it will be required to give to the shareholders before or at the time of payment of the dividend a statement specifying certain matters including the extent to which the dividend is either franked or subject to an FDA Declaration.

The interaction of Australia's income tax law and the new Australia-U.K. double tax convention will limit Australian dividend withholding tax on unfranked or partially franked dividends paid on the Substituted Preference Shares to a U.K. resident who is beneficially entitled to the dividend as follows:

- Australian dividend withholding tax of 5% of the unfranked part of the gross dividends is payable if the person beneficially entitled to the dividends is a company which holds a least 10% of the voting power in the Bank; and

- in other circumstances, Australian dividend withholding tax of 15% of the unfranked part of the gross dividends is payable.

Payment of additional amounts

As set out in more detail in the relevant terms and conditions of the Preferred Securities, the Guarantee, the Convertible Debentures and the Substituted Preference Shares, as the case may be, if the Issuer or the Bank is at any time compelled or authorised by law to deduct or withhold an amount for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied, by or on behalf of a Relevant Taxing Jurisdiction or by any authority therein or thereof having power to tax in respect of the Preferred Securities, the Guarantee, the Convertible Debentures or the Substituted Preference Shares, as the case may be, the Issuer or the Bank must, if permitted by APRA and subject to certain exceptions, pay such additional amounts as may be necessary in order that the net amounts receivable by the payee after such deduction or withholding shall equal the respective amounts which would have been receivable in the absence of such deduction or withholding. "**Relevant Taxing Jurisdiction**" means (i) in the case of the Preferred Securities, the United Kingdom, Jersey and Australia, (ii) in the case of the Substituted Preference Shares, Australia, and (iii) in the case of the Guarantee and the Convertible Debentures, the United Kingdom or Australia, or, in any such case, any political subdivision thereof.

If the Issuer or the Bank is compelled by law to deduct or withhold an amount in respect of any withholding taxes, the Issuer or the Bank, as the case may be, will have the option to redeem the Preferred Securities and/or the Convertible Debentures in accordance with the relevant terms and conditions.

2. Other tax matters

Subject to paragraph 3, under Australian laws as presently in effect:

(a) *income tax – non-residents:* payment of Distributions (and amounts under the Guarantee) to a holder of the Preferred Securities will not be subject to Australian income taxes. Payment of a dividend on the Substituted

Preference Shares will not be subject to Australian income taxes, other than Australian dividend withholding tax as set out above.

(b) *gains on disposal – non-residents:* a holder of the Preferred Securities will not be subject to Australian income tax on gains realised during that year on sale of the Preferred Securities.

A holder of the Substituted Preference Shares will not be subject to Australian income tax on gains realised during that year on sale of the Substituted Preference Shares, provided that the holder and the Holder's associates together beneficially did not hold at any time during the five years prior to sale shares or interests in shares representing 10% or more in value of the issued capital of the Bank.

(c) *gains on redemption – non-residents:* Any gain derived by a holder as a result of the redemption of the Preferred Securities by the Issuer for cash in accordance with the terms and conditions of the Preferred Securities would not be subject to Australian income tax.

Any gain realised upon redemption of the Substituted Preference Shares would be subject to Australian income tax in the same circumstances as any gain realised upon disposal of the Substituted Preference Shares as set out above would be subject to Australian income tax.

(d) *death duties:* no Preferred Securities or Substituted Preference Shares will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority therein having power to tax, if held at the time of death; and

(e) *stamp duty and other taxes:* no *ad valorem* stamp, issue, registration or similar taxes are payable in Australia on the issue or transfer of any Preferred Securities, Convertible Debentures or Substituted Preference Shares; and

(f) *other withholding taxes on payments:* the Australian Tax Act and the Taxation Administration Act 1953 of Australia impose a type of withholding tax at the rate of (currently) 48.5% on the payment of interest and other income amounts on certain registered securities unless the relevant payee has quoted an Australian tax file number ("**TFN**"), (in certain circumstances) an Australian Business Number ("**ABN**") or proof of some other exception (as appropriate).

So long as the Issuer continues to be a non-resident of Australia, these requirements should not apply to the payment of Distributions on the Preferred Securities.

However, payments of dividends on the Substituted Preference Shares to Australian residents or non-residents carrying on business through a permanent establishment in Australia may only be made free and clear of this withholding tax if the payee has quoted a TFN, (in certain circumstances) an ABN or proof of some other exception (as appropriate); and

(g) *supply withholding tax:* payments in respect of the Preferred Securities (including under the Guarantee), the Convertible Debentures and the Substituted Preference Shares can be made free and clear of the "supply withholding tax" imposed under section 12-190 of the Taxation Administration Act 1953; and

(h) *goods and services tax (GST):* neither the issue nor receipt of the Preferred Securities, the Convertible Debentures or the Substituted Preference Shares will give rise to a liability for GST in Australia on the basis that such supplies will comprise either an input taxed financial supply or (in the case of an offshore subscriber) a GST-free supply.

Furthermore, none the payment of Distributions on the Preferred Securities, payment under the Guarantee, the payment of principal or interest by the Bank on the Convertible Debentures, the payment of dividends in respect of the Substituted Preference Shares nor the disposal of the Preferred Securities, the Convertible Debentures or the Substituted Preference Shares, would give rise to any GST liability in Australia.

3. Recent developments

Additional withholdings from certain payments to non-residents

Section 12-315 of the Taxation Administration Act gives the Governor-General power to make regulations requiring withholding from certain payments to non-residents after 1st July 2003. The regulations made to date under Section 12-315 do not apply to the payment of distributions on the Preferred Securities or repayments of principal under the Preferred Securities, payments under the Guarantee or payments of dividends on the Substituted Preference Shares.

Taxation of foreign exchange gains and losses

Division 775 of the Tax Act contains new rules to deal with the taxation consequences of transactions denominated in a foreign currency entered into after 1st July 2003 (unless a taxpayer elects for them to apply to earlier transactions. The new rules are complex and may apply to holders of the Preferred Securities or the Substituted Preference Shares who should consult their professional advisers for advice as to how to tax account for any foreign exchange gains or losses arising from their holding of the Preferred Securities or the Substituted Preference Shares.

Jersey Taxation

Investors in Preferred Securities (other than residents of Jersey) are not subject to any tax in Jersey in respect of the holding, exchange, sale or other disposal of the Preferred Securities. Distribution payments may be made by the Issuer without withholding or deduction for, or on account of, and without, any payment of Jersey income tax.

No stamp duties are payable in Jersey on the acquisition, ownership, exchange, sale or other disposal of Preferred Securities. Probate or letters of administration may be required to be obtained in Jersey on the death of a holder of a Preferred Security with an estate in Jersey, including Preferred Securities. Stamp duty is payable in Jersey on the registration of such probate or such letters of administration on the value of the deceased's estate in Jersey.

As a limited partnership, the Issuer is not itself a subject for assessment to Jersey income tax since it is not a legal entity separate from its partners.

On 3rd June 2003, the European Council of Economics and Finance Ministers adopted a directive on the taxation of savings income (the "**EU Savings Tax Directive**"). Under the EU Savings Tax Directive, Member States will (if equivalent measures have been introduced by certain non-EU countries) be required, from 1st July 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

Jersey is not a member of the European Union and therefore is not required to implement the EU Savings Tax Directive. However, the Policy & Resources Committee of the States of Jersey has announced that, in keeping with Jersey's policy of constructive international engagement, Jersey, in line with steps proposed by other relevant third countries, proposes to introduce a withholding tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in an EU Member State by a paying agent situate in Jersey (the terms "**beneficial owner**" and "**paying agent**" for this purpose are as defined in the EU Savings Tax Directive). The withholding tax system would apply for a transitional period prior to the implementation of a system of automatic communication to EU Member States of information regarding such payments. During this transitional period, such an individual beneficial owner resident in an EU Member State will be entitled to request a paying agent not to withhold tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the EU Member State in which the beneficial owner is resident.

The States of Jersey has not yet adopted measures to implement these proposals but is expected to adopt such measures on the same timetable as EU Member States and other relevant third countries.

United Kingdom Taxation

In this section, the term "**U.K. Investors**" means persons who are resident (or in the case of individuals, ordinarily resident) or who carry on a trade, profession or vocation to which the Preferred Securities are attributable in the U.K. for taxation purposes and persons carrying on a trade in the U.K. through a permanent establishment in the U.K. to which the Preferred Securities are attributable.

(a) *Classification of the Issuer*

The Bank has been advised that the Issuer should be classified as a partnership for U.K. tax purposes. Accordingly, U.K. Investors in Preferred Securities should, broadly, be taxed as if they are partners in the Issuer and as if they hold their proportionate share of the Convertible Debentures. The remainder of this section assumes this will be the case. However, it is possible that the Inland Revenue may seek to treat U.K. Investors as holding interests in a "unit trust scheme" and/or apply the "offshore fund" rules. This may have disadvantages for certain U.K.

Investors. U.K. Investors who are in any doubt as to their tax position in respect of the Preferred Securities are strongly recommended to take independent professional advice. .

(b) *Corporate U.K. Investors*

U.K. Investors within the charge to corporation tax should be treated as being entitled to, for the purposes of the "loan relationship rules" in Part IV of the Finance Act 1996, an appropriate share of the total debits and credits arising in respect of the Issuer's ownership of the Convertible Debentures. Such Investors would also be liable to corporation tax as income under the same rules on profits arising to them on a disposal (including exchange or conversion) of their Preferred Securities including, without limitation, any substitution of the Preferred Securities with the Substituted Preference Shares and any redemption or conversion of the Convertible Debentures and substitution with Permissible Replacement Assets.

As a consequence of provisions contained in the Finance Act 2004 and related regulations (dealing in part with companies drawing up accounts based on International Financial Reporting Standards) the U.K. tax treatment for U.K. Investors within the charge to U.K. corporation tax for accounting periods beginning on or after 1st January 2005 is liable to change. Such Investors will normally be taxed in accordance with the accounting treatment adopted by that Investor in accordance with U.K. Generally Accepted Accounting Practice or International Financial Reporting Standards and it may be the case that the taxation treatment set out above in relation to a U.K. Investor's appropriate share of any debits or credits arising in respect of the Issuer's ownership of the Convertible Debentures will vary depending on the precise accounting treatment adopted by the U.K. Investor.

(c) *Individual UK Investors*

(i) Taxation of returns

Individual U.K. Investor should be subject to U.K. income tax in respect of distributions on the Preferred Securities. U.K. individuals disposing of Preferred Securities (including a substitution of the Substituted Preference Shares for the Preferred Securities) may in practice be treated as if they had disposed of their underlying share of the Convertible Debentures held by the Issuer.

The Convertible Debentures will be non-qualifying corporate bonds for individual U.K. Investors with the result that a disposal of the Preferred Securities may, depending on the U.K. Investor's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation of capital gains.

A transfer of a Preferred Security by an individual U.K. Investor could also give rise to a charge under the "accrued income scheme".

(ii) Conversion of the Convertible Debentures

If the Issuer's holding of the Convertible Debentures is replaced by conversion of the Convertible Debentures into Preference Shares, it is possible that any chargeable gain or an allowable loss which may arise for individual U.K. Investors on such replacement may be rolled over into those Preference Shares for the purposes of U.K. taxation of chargeable gains. Appropriate advice should be sought by an individual U.K. Investor as to their personal tax position in the event of a conversion of the Convertible Debentures.

(iii) Replacement with Permissible Replacement Assets

The redemption of the Issuer's holding of the Convertible Debentures at their nominal value and the use of the proceeds of such redemption to acquire Permissible Replacement Assets should not result in either a chargeable gain or an allowable loss for an individual U.K. Investor for the purposes of U.K. taxation of chargeable gains. The redemption of the Convertible Debentures by the delivery of Permissible Replacement Assets should constitute a disposal of the Convertible Debentures for the market value of the relevant Permissible Replacement Assets. In either case, any amount paid on redemption equal to arrears of interest and any interest accrued to the date of redemption will be dealt with in accordance with section (c) (i) "*Taxation of returns*" above. Appropriate advice should be sought by an individual U.K. Investor as to its personal tax position in the event of a replacement with Permissible Replacement Assets.

(d) *U.K. Pension Funds*

Exempt approved pension funds should not be subject to U.K. tax on any return from their holding of Preferred Securities (including any profit on transfer, redemption or conversion), provided that such returns do not constitute trading profits.

(e) *U.K. Withholding Tax on Interest on the Convertible Debentures*

The Convertible Debentures will constitute "quoted Eurobonds" provided they are and continue to be listed on a recognised stock exchange. The Channel Islands Stock Exchange is a recognised stock exchange for these purposes. Accordingly, while the Convertible Debentures are and continue to be quoted Eurobonds, payments of interest on the Convertible Debentures may be made without withholding or deduction for or on account of U.K. tax.

(f) *U.K. Withholding Tax on Distributions on the Preferred Securities*

On the basis that U.K. Investors should be taxed as if they had a proportionate share of the Convertible Debentures, payments of Distributions on the Preferred Securities may be made without withholding or deduction for or on account of U.K. tax provided the Convertible Debentures are and remain quoted Eurobonds.

Persons in the U.K. paying interest to or receiving interest on behalf of another person may be required to provide certain information to the U.K. Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

(f) *Payments Under the Guarantee*

Although the position is not entirely clear, payments made under the guarantee should not be subject to U.K. withholding tax. In the event that there is a U.K. withholding tax liability in respect of payments made under the guarantee the Bank would, subject to certain exceptions, be obliged to pay additional amounts so that U.K. Investors receive the amount they would have received absent the withholding.

(g) *EU Directive on the Taxation of Savings Income*

The Council of the European Union has adopted a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from 1st July 2005 to provide to the tax authorities of other Member States details of payments of interest (or other similar income) paid by a person to or for the benefit of an individual resident in another Member State, except that Austria, Belgium and Luxembourg will instead operate a withholding system for a transitional period in relation to such payments unless during such period they elect otherwise.

(h) *Dividends on the Substituted Preference Shares*

U.K. Investors who hold Substituted Preference Shares (or a proportionate share of any Preference Shares following a conversion of the Convertible Debentures) will generally, depending upon the U.K. Investor's particular circumstances, be subject to U.K. income tax or corporation tax, as the case may be, on the gross amount of any dividends paid by the Bank on the Substituted Preference Shares (or Preference Shares, as the case may be), before deduction of any Australian tax withheld.

The section headed "*Australian Taxation – Australian withholding tax*" above contains information on the Australian withholding tax which may be deducted from dividends paid by the Bank. A credit for any Australian withholding tax would generally be given against any United Kingdom tax liability in respect of the dividends. For an individual who is liable to United Kingdom income tax, the dividends will (depending on the amount of the holder's overall taxable income) be taxable at the Schedule F ordinary rate (10% in 2004-2005) and/or the Schedule F upper rate (32.5% in 2004-2005).

(i) *Disposal of Substituted Preference Shares*

A disposal of Substituted Preference Shares by a U.K. Investor may, depending on the U.K. Investor's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation of capital gains.

(j) *Stamp Duty and Stamp Duty Reserve Tax ("**SDRT**")*

No U.K. stamp duty or SDRT will be payable on the issue of Preferred Securities or Substituted Preference Shares.

No U.K. stamp duty will be payable on a transfer of Preferred Securities or Substituted Preference Shares, provided that the instrument of transfer is executed and remains at all times outside of the U.K.

No U.K. SDRT will be payable on an agreement to transfer Preferred Securities or Preference Shares.

Subscription and Sale

Under a Subscription Agreement (the "**Subscription Agreement**") dated 17th September 2004, Barclays Bank PLC and J.P. Morgan Securities Ltd. (the "**Managers**") have agreed to subscribe for the Preferred Securities at a price of £50,000 per Preferred Security. The Managers will receive a combined selling, management and underwriting commission of £500 per Preferred Security and will be indemnified against certain liabilities by the Bank. The Managers are entitled to terminate the Subscription Agreement in certain circumstances before the issue of the Preferred Securities.

United States of America

The Preferred Securities have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S.

Each Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer or sell the Preferred Securities, (a) as part of their distribution at any time or (b) otherwise, until 40 days after the later of the commencement of the offering and the issue date of the Preferred Securities, within the United States or to, or for the account or benefit of, U.S. persons, and that it will have sent to each dealer to which it sells Preferred Securities during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Preferred Securities within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after commencement of the offering, an offer or sale of Preferred Securities within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Australia

No prospectus or product disclosure statement in relation to the Preferred Securities has been lodged or will be lodged with the Australian Securities and Investments Commission ("**ASIC**") or the ASX.

Each Manager has represented and agreed that it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of any of the Preferred Securities in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, this Offering Circular or any other offering material or advertisement relating to any of the Preferred Securities in Australia,

unless:

(i) either:

(A) the minimum aggregate consideration payable by each offeree is at least A$500,000 or its equivalent in another currency (disregarding moneys lent by the offeror or its associates); or

(B) the offeree is a "professional investor" (as that term is defined in section 9 of the Corporations Act); or

(C) by virtue of section 708 or section 708A of the Corporations Act the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act; and

(ii) the offeree is otherwise a "wholesale investor" (as that term is defined in Part 7.1 of the Corporations Act); and

(iii) such action complies with all applicable laws and regulations and does not require any document to be lodged with ASIC.

Jersey

Each Manager has represented and agreed not to direct its selling efforts in respect of the Preferred Securities at natural persons or persons (other than financial institutions) who are resident in Jersey.

United Kingdom

Each Manager has represented, warranted and agreed that:

(a) it has not offered or sold and will not offer or sell any Preferred Securities to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of such Preferred Securities, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(b) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Preferred Securities in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Bank;

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Preferred Securities in, from or otherwise involving the United Kingdom;

(d) it has only offered or sold and will only offer or sell Preferred Securities to (a) investment professionals falling within article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001 (the "**Promotion of CIS Order**") and article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "**Financial Promotion Order**"), who have professional experience of participating in unregulated schemes and of matters relating to investments, or (b) persons falling within article 22(2) of the Promotion of CIS Order and Article 49(2) of the Financial Promotion Order; and

(e) it has in place and will have in place proper systems and procedures to prevent any person other than those persons described in (c) above from participating in the Preferred Securities.

France

The Issuer and each Manager has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, Preferred Securities to the public in the Republic of France and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France the Offering Circular or any other offering material relating to the Preferred Securities and that such offers, sales and distributions have been and will only be made in the Republic of France to qualified investors (*investisseurs qualifiés*) acting for their own account, as defined in, and in accordance with, articles L.411-1 and L.411-2 of the French Code *monétaire et financier* and *décret* No. 98-880 dated 1st October 1998.

Germany

Each Manager has represented and agreed that it shall only offer Preferred Securities in the Federal Republic of Germany in compliance with the provisions of the German Securities Sales Prospectus Act of 13th December 1990, as amended (*Wertpapier-Verkaufsprospektgesetz*) and any other laws applicable in the Federal Republic of Germany governing the issue, sale and offering of securities.

The Netherlands

Each Manager has represented, warranted and agreed that it has not, directly or indirectly, offered, sold, transferred or delivered and that it will not, directly or indirectly, offer, sell, transfer or deliver any Preferred Securities, in the Netherlands, whether at their initial distribution or at any time thereafter, other than to individuals or legal entities who or which trade or invest in the conduct of their profession or trade in (i) subjects of investment (*beleggingsobjecten*) pursuant to the Netherlands Investment Institutions Supervision Act (*Wet toezicht beleggingsinstellingen*) and (ii) securities pursuant to the Netherlands Securities Trade Supervision Act (*Wet toezicht effectenverkeer 1995*), including banks, brokers and institutional investors.

General

No action has been or will be taken in any jurisdiction by the Issuer, the General Partner, the Bank or any Manager that would, or is intended to, permit a public offering of the Preferred Securities, or possession or distribution of this Offering Circular or any other offering material, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this Offering Circular comes are required by the Issuer, the Bank and the Managers to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver Preferred Securities or have in their possession, distribute or publish this Offering Circular or any other offering material relating to the Preferred Securities, in all cases at their own expense.

General Information

1. Application has been made to list the Preferred Securities on the Luxembourg Stock Exchange. In connection therewith, a legal notice relating to the issue of the Preferred Securities and the Limited Partnership Agreement will be filed with the Register of Commerce and Companies in Luxembourg (*Registre de Commerce et des Sociétés à Luxembourg*), where the document may be examined and copies thereof may be obtained. The quotation on the Luxembourg Stock Exchange of the Preferred Securities will be expressed in Pounds Sterling as a percentage of the Nominal Amount per Preferred Security. For listing purposes, the Preferred Securities will be considered as debt securities. At the date hereof it is not intended to list the Preferred Securities on any other stock exchange.

2. The execution of the Limited Partnership Agreement to form the Issuer has been duly authorised by a resolution of the board of directors of the General Partner passed on 15th September 2004. The General Partner has obtained all necessary consents, approvals and authorisations in the United Kingdom and Jersey in connection with the issue of the Preferred Securities. The creation of the Preferred Securities was authorised by a resolution of the board of directors of the General Partner (acting in its capacity as general partner of, and on behalf of, the Issuer) on 15th September 2004. The issue of the Guarantee was authorised by resolutions of the board of directors of the Bank passed on 30th July 2004 and a duly appointed committee of the board of directors of the Bank passed on 3rd September 2004, 14th September 2004 and 16th September 2004.

3. There has been no significant change in the financial or trading position of the Issuer and no material adverse change in the financial position or prospects of the Issuer since its establishment.

4. The Issuer is not, nor has been, involved in any legal or arbitration proceedings that may have, or have had since its establishment, a significant effect on the financial position of the Issuer nor is the General Partner aware that any such proceedings are pending or threatened.

5. Save as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of the Bank or the Group and no material adverse change in the financial position or prospects of the Bank or the Group since 31st March 2004.

6. Contingent liabilities exist in respect of claims and potential claims against the Bank and its controlled entities. Where necessary, appropriate provisions have been made in the Bank's financial statements. The Bank does not consider that the outcome of any such claims known to exist at the date of this Offering Circular, either individually or in aggregate, are likely to have a material effect on its operations or financial position.

7. The Preferred Securities have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The following security codes have been assigned:

ISIN: XS0201559811

Common Code: 020155981

8. Copies of the following documents will be available for inspection at (and, in the case of 8(c), 8(d), 8(g) and 8(j) for collection (free of charge) from) the head office of the Bank and the offices of the Paying and Transfer Agents whose addresses are shown below in this Offering Circular during normal business hours for so long as the Preferred Securities are outstanding:

(a) the Limited Partnership Agreement (which includes the form of the Global Certificate);

(b) the constitution of the Bank and the memorandum and articles of association of the General Partner;

(c) the audited non-consolidated annual accounts and financial statements of the Bank and the audited consolidated annual accounts and financial statements of the Bank and its controlled entities (and the auditors' report in respect of such annual accounts and financial statements) in respect of the years ended 31st March 2002, 31st March 2003 and 31st March 2004 ;

(d) the consents and authorisations referred to in paragraph 2 above;

(e) the Guarantee;

(f) the Subscription Agreement;

(g) the Agency Agreement;

(h) the Offering Circular relating to the Convertible Debentures;

(i) the Exchange Agreement; and

(j) a copy of this Offering Circular together with any supplemental offering circular.

For so long as the Preferred Securities are listed on the Luxembourg Stock Exchange, the most recently published annual reports of the Bank and its controlled entities, including the audited non-consolidated annual accounts and financial statements of the Bank and the audited consolidated annual accounts and financial statements of the Bank and its controlled entities (and the auditors' report in respect of such annual accounts and financial statements), the most recently published unaudited non-consolidated semi-annual financial statements of the Bank and unaudited consolidated semi-annual financial statements of the Bank and its controlled entities, and the most recently published audited annual accounts of the Issuer, will also be available at the offices of the Paying and Transfer Agent in Luxembourg.

The first annual accounts of the Issuer are expected to be prepared for the period commencing on the date of formation of the Issuer and ending on 31st March 2005. It is not anticipated that the Issuer will publish interim accounts.

9. No redemption of the Preferred Securities (optional or otherwise) and no purchase and cancellation of the Preferred Securities will be made by the Issuer, the General Partner or the Bank without such prior approval of APRA as may for the time being be required.

10. If the EU Transparency Obligations Directive is implemented in a manner that is unduly burdensome for the General Partner and/or the Bank and requires the General Partner and/or the Bank to publish financial statements in the European Union prepared in accordance with, or reconciled to, accounting or other reporting standards different from those applicable to the General Partner and/or the Bank under the laws in force in its place of incorporation, the General Partner and/or the Bank may decide to seek an alternative listing for the Preferred Securities on a stock exchange within or outside the European Union.

11. No Australian approvals are currently required for or in connection with the issue of the Preferred Securities by the Bank or for or in connection with the performance and enforceability of such Preferred Securities or Distributions. However, the Banking (Foreign Exchange) Regulations and other regulations in Australia also prohibit payments, transactions and dealings with assets or named individuals or entities subject to international sanctions or associated with terrorism.

REGISTERED OFFICE OF THE ISSUER

22 Grenville Street
St. Helier
Jersey JE4 8PX
Channel Islands

HEAD OFFICE OF THE BANK

No. 1 Martin Place
Sydney NSW 2000
Australia

REGISTERED OFFICE OF THE BANK

Level 3, 25 National Circuit
Forrest
Australian Capital Territory 2603
Australia

PRINCIPAL PAYING AND TRANSFER AGENT

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

PAYING AND TRANSFER AGENT

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg

REGISTRAR

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg

CALCULATION AGENT

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

LEGAL ADVISERS

To the Issuer and the Bank as to English law
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

To the Issuer and the Bank as to Australian law
Mallesons Stephen Jaques
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia

To the Issuer and the Bank as to Jersey law
Mourant du Feu & Jeune
22 Grenville Street
St. Helier
Jersey JE4 8PX
Channel Islands

To the Managers as to English law
Allen & Overy LLP
One New Change
London EC4M 9QQ
United Kingdom

AUDITORS

To the Bank
PricewaterhouseCoopers
201 Sussex Street
Sydney NSW 2000
Australia

To the Issuer
PricewaterhouseCoopers
22 Colomberie
St. Helier
Jersey JE1 4XA
Channel Islands

Printed by greenaways, a member of the ormolu group. E151317

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3000 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

27 September 2004


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 24th September 2004, was 0.037%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Bank Limited ("**Macquarie Bank**")

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	**+Class of +securities issued or to be issued**	Preference Shares
2	**Number of +securities issued or to be issued (if known) or maximum number which may be issued**	350,000
3	**Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)**	Please see Annexure A, which sets out the Terms of Issue of the Preference Shares.

+ See chapter 19 for defined terms.

4	**Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?** **If the additional securities do not rank equally, please state:** • **the date from which they do** • **the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment** • **the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment**	No. The securities are Non-cumulative Redeemable Preference Shares. Please see Annexure A for details of the ranking of the Preference Shares (in particular, clause 8 of the Terms of Issue).
5	**Issue price or consideration**	£1,000 per share, issued unpaid.
6	**Purpose of the issue** **(If issued as consideration for the acquisition of assets, clearly identify those assets)**	The Preference Shares have been issued to Macquarie Capital Funding (GP) Limited, the general partner of Macquarie Capital Funding L.P., a Macquarie group entity established to facilitate a £350 million raising of tier 1 capital-eligible securities. In certain circumstances, the tier 1 capital-eligible securities can be exchanged for Preference Shares. The funds raised by the issue of the tier 1 capital-eligible securities will initially be used to augment the Macquarie Bank Group's US activities and may later be re-deployed for general corporate purposes outside Australia.
7	**Dates of entering +securities into uncertificated holdings or despatch of certificates**	22 September 2004

8 **Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)**

Number	+Class
219,760,994	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,097,549 350,000	Options over Ordinary Shares at various exercise prices. Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Preference Shares have fixed dividend rights (refer to clause 2 of the Terms of Issue in Annexure A).

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the *broker to the issue*	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
Not applicable	Not applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...23 September 2004.......
(Company secretary)

Print name: ....Dennis Leong.................

== == == == ==

+ See chapter 19 for defined terms.

Annexure A

Terms of Issue

Preference Share Terms of Issue

Issued in relation to the £50,000 6.177% Guaranteed Non-cumulative Step up Perpetual Preferred Securities of Macquarie Capital Funding L.P.

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com

1 Issue price

The issue price of each Preference Share is £1,000 ("**Issue Price**").

2 Dividends

2.1 No dividends until fully paid

Until a Preference Share is fully paid, the Holder of the Preference Share is not entitled to receive any Dividend on the Preference Share.

2.2 Dividends

(a) Subject to these Terms of Issue, on and from the time a Preference Share is fully paid, dividends ("**Dividends**") will be payable semi-annually in arrears in equal instalments on each Dividend Payment Date. Dividends in respect of any Dividend Period will be payable at the applicable Dividend Rate on the Issue Price of each Preference Share of the Dividend Period which ends on the day preceding that Dividend Payment Date.

(b) Dividends will be non-cumulative and, for any Dividend Period which ends on the day that precedes the Exchange Date (or any other day which is not a Dividend Payment Date) are to be computed on the basis of the actual number of days in the relevant Dividend Period divided by two times the actual number of days from (and including) the previous Dividend Payment Date (or the last Preferred Security Payment Date in the case of the first Dividend Period after the Issue Date) to (but excluding) the next Dividend Payment Date.

2.3 Dividend payment tests

The payment of a Dividend (or the Relevant Proportion of such Dividend where clause 2.11 applies) and any Optional Dividend is subject to:

(a) the Directors in their sole discretion resolving to pay the Dividend (or the Relevant Proportion of such Dividend where clause 2.11 applies) or the Optional Dividend on the Preference Shares; and

(b) the Bank having profits after tax available for distribution in accordance with the Corporations Act (as disclosed in the latest publicly available financial results for the Bank) exceeding the amount of such Dividend (or the Relevant Proportion of such Dividend where clause 2.11 applies) or Optional Dividend on the relevant Record Date and not otherwise being precluded from paying a dividend on any class of capital by the Corporations Act; and

(c) unless APRA otherwise approves:

(i) no Capital Deficiency Event having occurred and continuing; and

(ii) the amount of the Dividend (or the Relevant Proportion of such Dividend where clause 2.11 applies) or the Optional Dividend payable on the Preference Shares not exceeding Available Profits; and

(d) APRA not otherwise objecting to the payment of the Dividend (or the Relevant Proportion of such Dividend where clause 2.11 applies) or the Optional Dividend.

2.4 Optional Dividends

Notwithstanding clause 2.3, the Directors, in their sole discretion and with the approval of APRA (if such approval is then required), may pay Optional Dividends in accordance with clause 2.9.

2.5 Non-cumulative

The Dividend rights attached to the Preference Shares are non-cumulative. Accordingly, if and to the extent that all or any part of a Dividend is not paid because of any provision of clause 2.3 or because of any applicable law, the Bank has no obligation to pay that Dividend and, notwithstanding the ability for an Optional Dividend to be paid, the Holder has no claim or entitlement to be paid any amount in respect of the non-payment of that Dividend. No interest accrues on any unpaid Dividend or Optional Dividend, and the Holder has no claim or entitlement in respect of interest on any unpaid Dividend or Optional Dividend.

2.6 Calculation of Dividends

(a) The Bank must ensure that, for so long as the Preference Shares remain on issue, there is at all times from and after the fifth London Business Day preceding the first Reset Date a Calculation Agent for the purposes of the Preference Shares. The Bank may at any time replace the Calculation Agent with a leading bank or other financial institution. In the event the Calculation Agent is unable or unwilling to continue to act as the Calculation Agent or if the Calculation Agent fails to establish the Five Year Benchmark Gilt Rate for any Reset Period, the Bank must appoint a leading bank or other financial institution to act in place of the Calculation Agent. The Calculation Agent must not resign its duties without a successor having been appointed in accordance with this clause 2.6(a).

(b) The Calculation Agent will calculate the Five Year Benchmark Gilt Rate for each Reset Period as of the Reset Determination Date in respect of that Reset Period.

(c) All Dividend calculations will be made by the Calculation Agent. In the absence of manifest error, all calculations made by the Calculation Agent in respect of Dividends will be final and conclusive and binding on the Bank and the Holders.

(d) The Calculation Agent will, on the request of any Holder, provide the Reset Rate in respect of the current Reset Period.

(e) All calculations of Dividends will be rounded to four decimal places (0.00005 being rounded upwards). For the purposes of making any payment of a Dividend in respect of a Holder's aggregate holding of Preference Shares, any fraction of a penny will be disregarded.

(f) If a Dividend Payment Date occurs on a day which is not a Business Day then payment of the Dividend otherwise payable on that day will be made on the next succeeding day which is a Business Day (without any interest or other payment in respect of that delay).

2.7 Payment

(a) All Dividends will be paid in Pounds Sterling.

(b) Unless otherwise agreed with a Holder, payment of a Dividend will be made by:

(i) cheque drawn on a bank in London sent through the post to the registered address of the Holder (or, in the case of joint holders, to the registered address of the one whose name is recorded first in the Register in respect of the joint holding); or

(ii) at the election of the Bank, by wire transfer to the Holder (or, in the case of joint holders, to the Holder whose name is recorded first in the Register in respect of the joint holding).

(c) If a cheque for the amount of a Dividend payable to a Holder is mailed on or prior to the Dividend Payment Date for the Dividend, the Dividend will be regarded as having been paid on the Dividend Payment Date.

2.8 Record Dates

A Dividend is only payable to those persons registered as Holders on the Record Date for that Dividend. An Optional Dividend is only payable to those persons registered as Holders on the Record Date for the Optional Dividend.

2.9 Dividend stopper

Subject to clause 2.10, if for any reason:

(a) on and from the time a Preference Share is fully paid, any Dividend has not been paid in full within five Business Days of the relevant Dividend Payment Date; or

(b) immediately prior to the Issue Date, the Bank was prevented from taking the actions described in clauses 2.6(a) and 2.6(b) of the terms and conditions of the Preferred Securities as a result of a failure to pay in full a Preferred Security Payment,

the Bank must not, and must procure that no Subsidiary of the Bank will:

(i) pay any interest, dividends or other distributions or payments in respect of the Preference Shares or any other Parity Obligations or in respect of the Bank's Ordinary Shares or any other security or obligation of the

Bank over which the Preference Shares rank in priority for participation in profits; or

(ii) (if permitted) effect any redemption, reduction, cancellation or repurchase of Parity Obligations or the Bank's Ordinary Shares or any other securities or obligations of the Bank over which the Preference Shares rank in priority for participation in profits,

until:

(iii) where paragraph (a) above applies, either:

(A) an Optional Dividend has been paid to the Holders equal to the aggregate amount of the Dividends (or part thereof) which were not paid on the two immediately preceding Dividend Payment Dates prior to the payment of the Optional Dividend (or an equal amount of Dividend Payment Dates if the frequency of payment is other than semi-annual); or

(B) after the second consecutive following Dividend Payment Date (or an equal amount of Dividend Payment Dates if the frequency of payment is other than semi-annual) on which a Dividend in respect of the Preference Shares is paid in full;

(iv) where paragraph (b) above applies, either:

(A) an Optional Dividend has been paid to the Holders equal to the aggregate amount of the Preferred Security Payments or Dividends (or parts thereof) which were not paid on the two immediately preceding dates for payment of either a Preferred Security Payment or a Dividend (or an equal amount of dates if the frequency of payment is other than semi-annual); or

(B) after the second consecutive following Dividend Payment Date (or an equal amount of Dividend Payment Dates if the frequency of payment is other than semi-annual) on which a Dividend in respect of the Preference Shares is paid in full; or

(v) all Preference Shares have been redeemed, bought back or cancelled; or

(vi) a Special Resolution of Holders has been passed approving such action, and APRA does not otherwise object to such payment, distribution, redemption, reduction, repurchase or cancellation.

2.10 Exclusions from Dividend stopper

The restrictions in clause 2.9 do not apply to:

(a) repurchases, redemptions or other acquisitions of shares in the capital of the Bank in connection with:

(i) any employment contract, employee equity plan, other benefit plan or other similar arrangement with or for the benefit of any

one or more employees, officers, directors or consultants of the Bank or any entity controlled by the Bank; or

(ii) a dividend plan or shareholder share purchase plan; or

(iii) the issuance of shares in the capital of the Bank, or securities convertible into or exercisable for such shares, as consideration in an acquisition transaction entered into prior to that occurrence; or

(b) an exchange, redemption or conversion of any class or series of the Bank's shares or any shares of a subsidiary of the Bank for any other class or series of the Bank's shares, or an exchange, redemption or conversion of any class or series of the Bank's indebtedness for any class or series of the Bank's shares; or

(c) the purchase of fractional interests in shares in the capital of the Bank under the conversion or exchange provisions of the shares or the security being converted or exchanged; or

(d) any payment or declaration of a dividend in connection with any shareholder's rights plan, or the issuance of rights, shares or other property under any shareholder's rights plan, or the redemption or repurchase of rights pursuant to the plan; or

(e) any dividend in the form of shares, warrants, options or other rights where the dividend shares or the shares issuable upon exercise of such warrants, options or other rights are the same class or series of shares as those on which the dividend is being paid or rank equal or junior to those shares.

Nothing in these Terms of Issue prohibits the Bank or an entity it controls from purchasing the Bank's shares in connection with transactions for the account of customers of the Bank or customers of entities which the Bank controls or in connection with the distribution or trading of the Bank's shares in the ordinary course of business.

For the purposes of this clause 2.10, "**control**" has the meaning given in the Corporations Act.

2.11 Partial payments

If, whether by reason of the provisions of clauses 2.3(b) or 2.3(c) or any equivalent term of another Parity Obligation, on any Dividend Payment Date, interest, dividends or other distributions or payments are not paid in full on the Preference Shares or any other Parity Obligations, but if the Bank's profits after tax and Available Profits, each as referred to in clause 2.3 above, are sufficient so as to allow payment of part of any such interest, dividend or distribution or payment and none of the other limitations in clause 2.3 apply, then each Holder will be entitled to receive the Relevant Proportion of any such Dividend (unless APRA has given its prior consent to the payment of the Dividend), provided that:

(a) each holder of another Parity Obligation is also entitled to receive the Relevant Proportion of any such payment of interest, dividend or other distribution or payment; and

(b) the Directors resolve to pay the Relevant Proportion of the Dividend under clause 2.3(a).

3 Exchange

3.1 Exchange by the Bank

(a) The Bank may serve on Holders:

(i) a Bank Exchange Notice not less than 30 days nor more than 60 days prior to an Optional Redemption Date in respect of all (but not some only) of their Preference Shares; or

(ii) a Bank (Event) Exchange Notice following the occurrence of a Tax Event or Regulatory Event in respect of all (but not some only) of their Preference Shares.

(b) If the Bank serves an Exchange Notice on Holders, the Bank must include in that Notice which of the following it intends to do in respect of Preference Shares the subject of the Notice:

(i) redeem Preference Shares in accordance with clause 3.4;

(ii) buy back Preference Shares under the terms of the Buy-Back Agreement in accordance with clause 3.5; or

(iii) cancel Preference Shares in accordance with clause 3.6.

(c) The Bank may only apply any of the mechanisms in clause 3.1(b) if APRA has given its prior approval to such mechanism being applied.

(d) If the Bank serves an Exchange Notice in accordance with clause 3.1(a), the Exchange Date is:

(i) for a Bank Exchange Notice, the Optional Redemption Date; or

(ii) for a Bank (Event) Exchange Notice, the Early Redemption Date which is specified in the Bank (Event) Exchange Notice, being a date not less than 30 days nor more than 60 days after the date of the notice.

(e) If required by the Bank, where the Bank is entitled to redeem, buy back or cancel any Preference Shares under these Terms of Issue, the Holder must:

(i) vote in favour (subject to compliance with the law and to the extent the Holder is entitled to do so) or otherwise abstain from any required resolution; and

(ii) provide all documentation and execute any authorisation or power necessary; and

(iii) take all other action necessary or desirable to affect the redemption, buy back or cancellation of those Preference Shares.

3.2 Exchange Notices are irrevocable

An Exchange Notice is irrevocable and may include any other information that the Bank considers necessary to affect the Exchange in an orderly manner.

3.3 Preference Shares are redeemable

The Preference Shares are redeemable. The Bank may redeem Preference Shares in accordance with clause 3.4. A Holder has no right to require redemption of a Preference Share.

3.4 Redemption of Preference Shares

Subject to clause 3.7, if the Bank determines to redeem Preference Shares and gives an Exchange Notice to the Holders notifying that their Preference Shares are to be redeemed, on the relevant Exchange Date the Bank shall redeem every Preference Share which the Bank has elected to redeem and identified in the Exchange Notice. For each Preference Share that is being redeemed, an amount equal to:

(a) if the redemption occurs as a result of a Bank Exchange Notice, the Optional Redemption Price; or

(b) if the redemption occurs as a result of a Bank (Event) Exchange Notice, the Make-Whole Redemption Price,

will be paid to the relevant Holders on the relevant Exchange Date.

3.5 Buy-Back of Preference Shares

Subject to clause 3.7:

(a) each holder of Preference Shares from time to time agrees with the Bank on terms as set out in the Buy-Back Agreement that, upon the Bank determining to buy back Preference Shares (which it is able to do at its sole option) and giving an Exchange Notice to the Holders notifying that their Preference Shares are to be bought back, those Holders will be deemed to have sold to the Bank the Preference Shares which the Bank has elected to buy back and identified in the Exchange Notice on the terms of the Buy-Back Agreement; and

(b) the Buy-Back Agreement will take effect upon, and will have no force or effect until, the happening of the last to occur of the following events:

(i) the Bank giving an Exchange Notice to each Holder that it has determined to buy back the Preference Shares identified in the Exchange Notice; and

(ii) the Bank obtaining all consents (if any) to the buy back which are required to be obtained from the Bank's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the listing rules of any stock exchange on which Preference Shares are quoted; and

(c) on the relevant Exchange Date, the Bank shall buy back every Preference Share which the Bank has elected to buy back and identified in the Exchange Notice under the terms of the Buy-Back Agreement. For each Preference Share that is being bought back, an amount equal to:

(i) if the buy back occurs as a result of a Bank Exchange Notice, the Optional Redemption Price; or

(ii) if the buy back occurs as a result of a Bank (Event) Exchange Notice the Make-Whole Redemption Price,

will be paid by the Bank to the relevant Holders on the relevant Exchange Date.

3.6 Cancellation of Preference Shares

Subject to clause 3.7, if the Bank:

(a) determines to cancel Preference Shares; and

(b) obtains all consents (if any) to the cancellation of Preference Shares which are required to be obtained from the Bank's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the listing rules of any stock exchange on which the Preference Shares are quoted; and

(c) gives an Exchange Notice to the Holders notifying that their Preference Shares are to be cancelled,

on the relevant Exchange Date, the Bank shall cancel every Preference Share which the Bank has elected to cancel and identified in the Exchange Notice. For each Preference Share that is being cancelled, an amount equal to:

(d) if the cancellation occurs as a result of a Bank Exchange Notice, the Optional Redemption Price; or

(e) if the cancellation occurs as a result of a Bank (Event) Exchange Notice the Make-Whole Redemption Price,

will be paid by the Bank to the relevant Holders on the relevant Exchange Date.

3.7 Qualifications

(a) Where Preference Shares are not fully paid and the Bank does not elect to call the unpaid issue price prior to making a redemption, buy back or cancellation of Preference Shares, the Bank may redeem, buy back or cancel those Preference Shares for no cash consideration.

(b) The right of the Bank to redeem, buy back or cancel the Preference Shares due to a Tax Event or Regulatory Event under clauses 3.4, 3.5 and 3.6 is subject to the condition that, if at the time there is available to the Bank the opportunity to eliminate the Tax Event or Regulatory Event by amending these Terms of Issue (as permitted by clause 9) or by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure that, in each case, in the absolute discretion of the Bank, will not have any adverse effect on the Bank, any of its Subsidiaries or Related Entities or the Holders and will not involve any material cost, or the assumption of any material risk or liability, all as determined in the absolute discretion of the Bank, the Bank will take that measure in lieu of redemption, buy back or cancellation. The Bank may not redeem, buy back or cancel any Preference Shares prior to, and any obligations of the Bank under this clause 3.7(b) terminate upon, the earlier of:

(i) the 90th day following the date of the Tax Event or Regulatory Event; or

(ii) the date that the Bank determines in its absolute discretion that amending these Terms of Issue or the taking of some ministerial action will have an adverse effect on the Bank, any of its Subsidiaries or its Related Entities or the Holders or will involve material cost to, or the assumption of material risk or liability by, any such entity.

4 Australian taxes

All payments in respect of the Preference Shares will be made free and clear of and without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatsoever nature ("**Taxes**") imposed or levied by or on behalf of Australia or any political subdivision or authority thereof ("**Relevant Jurisdiction**"), unless such withholding or deduction of such Taxes is required by law. In that event, the Bank will pay, as further dividends, such additional amounts ("**Additional Amounts**") as may be necessary so that the net amount received by the Holder, after such withholding or deduction, will equal the amount that the Holder would have received in respect of the Preference Shares without such withholding or deduction. However, the Bank will not pay any Additional Amount with respect to any Preference Shares in any one or more of the following circumstances:

(a) to the extent the Additional Amount (if it were a Dividend) would not be lawfully able to be paid or would not be payable (in addition to the amount from which the withholding or deduction was made) under clause 2.3; or

(b) to the extent that the relevant Tax is imposed or levied by virtue of the Holder, or a beneficial owner, of the Preference Shares having some connection with (whether present, past or future) or being or having been engaged in any activity, trade or business in a Relevant Jurisdiction, other than being a Holder, or a beneficial owner, of the Preference Shares; or

(c) to the extent that the relevant Tax is imposed or levied by virtue of the Holder, or a beneficial owner, of the Preference Shares not complying with any statutory requirements or not having made a declaration of non-residence in, or other lack of connection with the Relevant Jurisdiction or any similar claim for exemption, to any tax authority in the place where the Preference Share is presented for payment.

5 Rights on a winding up

5.1 Rights on winding up

On a Winding-Up of the Bank, a Preference Share confers upon its Holder the right to payment in cash of the Liquidation Preference out of the surplus (if any) available for distribution to shareholders, but no further or other right to participate in the assets of the Bank or a return of capital in the Winding-Up.

5.2 Liquidation Preference

The Liquidation Preference is the sum of:

(a) £1,000 or, if it is not possible in accordance with applicable law to pay £1,000 in Pounds Sterling, the Australian Dollar Equivalent of £1,000; and

(b) if the amount described in clause 5.2(a) is paid in Australian Dollars, an amount in Australian Dollars equal to the additional amount (if any) estimated by the liquidator of the Bank in his or her absolute discretion to be required to convert the Australian Dollar amount referred to in clause 5.2(a) into Pounds Sterling equal to £1,000, including amounts required to pay any estimated charges and expenses regarded by the liquidator of the Bank as likely to be incurred in effecting such conversion.

For the purposes of clause 5.2(a), the Australian Dollar Equivalent of an amount expressed in Pounds Sterling will be calculated by applying the Spot Rate on the date of payment of the amount in Australian Dollars or, if that day is not a Business Day, on the Business Day immediately preceding the date of payment.

5.3 Ranking for payment on a winding up

Holders of Preference Shares will rank for payment of the Liquidation Preference in a winding up of the Bank:

(a) in priority to Ordinary Shares; and

(b) *pari passu* amongst themselves; and

(c) *pari passu* with the most senior preference shares of the Bank.

6 Meetings and voting rights

6.1 Meetings

A Holder has the same rights as those conferred by the Constitution upon the holders of Ordinary Shares as regards receiving notices of general meetings, reports, balance sheets and accounts and attending and speaking at general meetings of the Bank.

6.2 Voting rights

A Preference Share does not entitle its Holder to vote at any general meeting of the Bank, except in the following circumstances:

(a) on any proposal:

  (i) to reduce the share capital of the Bank; or

  (ii) that affects the rights attached to the Preference Shares; or

  (iii) to wind-up the Bank; or

  (iv) for the disposal of the whole of the property, business and undertaking of the Bank; or

(b) on any resolution to approve the terms of a share buy back agreement; or

(c) during a period in which a Dividend has been declared but has not been paid in full by the relevant Dividend Payment Date; or

(d) during the winding up of the Bank,

in which case the Holders of Preference Shares have the same rights as to manner of attendance and to voting as a holder of Ordinary Shares with:

(e) one vote per fully paid Preference Share; and

(f) a fraction of a vote for each Preference Share which is not fully paid equal to the proportion which the amount paid is of the total amounts paid and payable in respect of each such Preference Share.

7 Calls and payment up

The Issue Price of any Preference Shares will become immediately due upon a call being made by the Bank at any time by not less than 30 days' notice to Holders where:

(a) both:

  (i) a Capital Deficiency Event occurs and is continuing and such event cannot be avoided by the Bank taking reasonable measures available to it and APRA requests substitution of the Preferred Securities; and

(ii) the Bank determines that the First Option (as defined in the Exchange Agreement) is to apply for the purposes of the Exchange Agreement; or

(b) an Insolvency Event occurs and is continuing.

This clause does not apply to any Preference Share which is fully paid.

8 General rights attaching to Preference Shares

8.1 Ranking

(a) Preference Shares rank equally among themselves and are subordinated to all depositors and creditors of the Bank. Preference Shares are not deposits or liabilities of the Bank and are not subject to the depositor protection provisions of Australian banking legislation. Preference Shares rank *pari passu* with the most senior preference shares of the Bank in respect of the payment of Dividends which have been declared or are otherwise payable and in respect of the payment of Dividends which have been declared or are otherwise payable on all such other preference shares. Preference Shares rank *pari passu* with the most senior preference shares of the Bank which constitute Parity Obligations in respect of a return of capital on a Winding-Up of the Bank.

(b) The issue of any other preference shares by the Bank which rank in priority to Preference Shares in respect of dividends or return of capital on a Winding-Up constitutes an alteration of the rights attached to the Preference Share.

(c) The Bank reserves the right to issue further Preference Shares, preference shares (whether redeemable or not) or other capital securities which rank equally with or behind existing Preference Shares, whether in respect of dividends (whether accumulative or not), return of capital on a Winding-Up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing Preference Shares.

8.2 No set off

Any amount due to a Holder in respect of Preference Shares may not be set off against any claims by the Bank on the Holder. Any amount due to the Bank in respect of the Preference Shares may not be set off against any claims by the Holder on the Bank.

8.3 Restrictions on other issues

Until the date on which all Preference Shares have been redeemed, bought-back or cancelled, the Bank must not, without approval of a Special Resolution passed at a separate meeting of Holders, issue Shares ranking in priority to Preference Shares or permit the conversion of any existing shares to shares ranking in priority to Preference Shares, but the Directors are at all times authorised to issue further Preference Shares, preference shares or other capital securities ranking equally with or behind any existing Preference Shares.

8.4 Takeovers and schemes of arrangement

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the Directors, or the Directors recommend an arrangement under Part 5.1 of the Corporations Act in respect of the Ordinary Shares which would result in a person other than the Bank having a relevant interest in more than 50% of the Ordinary Shares, the Directors will use reasonable endeavours to procure that equivalent takeover offers are made to Holders or that they are entitled to participate in the arrangement under Part 5.1 of the Corporations Act or a similar transaction.

8.5 Participation in new issues

The Preference Shares will not confer any rights to subscribe for new securities in the Bank or to participate in any bonus issues.

8.6 Payments

If any amount falls due for payment under these Terms of Issue on a day which is not a Business Day then payment of the amount otherwise payable on that day will be made on the next succeeding day which is a Business Day (without any interest or other payment in respect of that delay).

9 Amendments to the Terms of Issue

Subject to complying with all applicable laws and with the prior approval of APRA (if such approval is then required), the Bank may, without the authority, assent or approval of Holders, amend or add to the Terms of Issue where the amendment or addition is, in the opinion of the Bank:

(a) of a formal, minor or technical nature; or

(b) made to correct a manifest error; or

(c) made to comply with any law, ASX Listing Rules or the listing or quotation requirements of any stock exchange on which the Bank proposes from time to time to seek quotation of Preference Shares; or

(d) convenient for the purpose of obtaining or maintaining the quotation of Preference Shares,

and is not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders.

10 Governing law

These Terms of Issue are governed by the law in force in the State of New South Wales, Australia.

11 Interpretation and definitions

11.1 Definitions

These meaning apply unless the contrary intention appears:

"Additional Amounts" has the meaning given to that term in clause 4.

"APRA" means the Australian Prudential Regulation Authority in Australia and shall include any successor organisation or authority having primary responsibility for the prudential supervision of banks in Australia.

"ASX" means the Australian Stock Exchange Limited (ABN 98 008 624 691) or its successor from time to time.

"ASX Business Day" means a business day as defined in the ASX Listing Rules.

"ASX Market Rules" means the operating rules of ASX from time to time.

"ASX Listing Rules" means the listing rules of ASX from time to time with any modifications or waivers in their application to the Bank which ASX may grant.

"Australian Dollar Equivalent" has for the purpose of clause 5, the meaning given in clause 5.2.

"Australian Dollars and **A$** means the lawful currency of Australia.

"Available Profits" means as at the Record Date for the payment of a Dividend:

(a) the consolidated net profit after tax of the consolidated Group for the most recent Reporting Year for which publicly available financial results for the consolidated Group are available (as disclosed in the publicly available financial results for the consolidated Group),

less (without double counting):

(b) the aggregate amount of any interest, dividends or distributions paid, decided to be paid or unconditionally liable to be paid by the Bank or any of its subsidiary undertakings or other entities during the period from the end of that Reporting Year up to that Record Date in relation to:

(i) any Parity Obligations; or

(ii) any Ordinary Shares or other capital instruments or other obligations of the Bank over which the Preference Shares rank in priority for profits,

except to the extent that any such interest, dividends or distributions, directly or indirectly, are beneficially received or receivable by a member of the Group (in its own corporate capacity).

"Bank" means Macquarie Bank Limited (ABN 46 008 583 542).

"Bank Exchange Notice" means a notice given by the Bank to a Holder under clause 3.1(a)(i).

"Bank (Event) Exchange Notice" means a notice given by the Bank to a Holder under clause 3.1(a)(ii).

"Banking Act" means the Banking Act 1959 of Australia.

"Benchmark Gilt" means, in respect of a Reset Period, such United Kingdom government security having a maturity date on or about the last day of such Reset Period as the Calculation Agent, with the advice of the Reference Dealers, may determine to be appropriate.

"Business Day" means any day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets settle payments in Pounds Sterling and are open for general business in Sydney, London and New York.

"Buy-back Agreement" means an agreement under which the Bank buys back Preference Shares in the form contained in the Schedule to these Terms of Issue.

"Capital Adequacy Regulations" means at any time the regulations, requirements, guidelines and policies of APRA relating to capital adequacy then in effect as applied to the Bank and the Group.

"Calculation Agent" means the Bank or, if appointed, any calculation agent or successor calculation agent appointed under any Agency Agreement.

"Capital Deficiency Event" shall occur if:

(a) the Total Capital Ratio or the Tier 1 Capital Ratio, or their then equivalent, of the Bank (on a Level 1 basis) or of the Group (on a Level 2 basis), does not comply with the Capital Adequacy Regulations; or

(b) the Directors in their sole discretion notify APRA that they have determined that the event described in (a) above is expected to occur in the near term.

"Constitution" means the constitution of the Bank as amended from time to time.

"Convertible Debentures" means the Pounds Sterling 6.177% Reset Subordinated Convertible Debentures due 2053 issued by the Bank, acting through its London Branch.

"Corporations Act" means the Corporations Act 2001 of Australia.

"Directors" means some or all of the directors of the Bank acting as a board and includes a duly appointed committee of the directors of the Bank.

"Dividend" has the meaning given in clause 2.2.

"Dividend Payment Date" means a Fixed Rate Payment Date and a Reset Payment Date.

"Dividend Period" means a Fixed Rate Dividend Period or a Reset Dividend Period.

"Dividend Rate" means, in respect of a Preference Share:

(c) for each Dividend Period until the First Optional Redemption Date, 6.177% per annum; and

(d) for each Dividend Period thereafter, the sum of the Reset Rate and 2.35% per annum.

"Early Redemption Date" means any date designated for the redemption, buy back or cancellation of Preference Shares for tax or regulatory reasons as set out in clause 3.1(e).

"Exchange" means the redemption, buy back or cancellation of Preference Shares, as determined by the Bank in accordance with clause 3.1(b).

"Exchange Agreement" means the Exchange Agreement dated 22nd September 2004 between the Bank and Macquarie Capital Funding (GP) Limited (both in its capacity as general partner of Macquarie Capital Funding L.P. and in its own corporate capacity).

"Exchange Date" has the meaning given in clause 3.1(e).

"Exchange Notice" means a notice given by the Bank to a Holder under clause 3.1(a).

"First Optional Redemption Date" means 15 April 2020.

"Five-Year Benchmark Gilt Rate" means in respect of a Reset Period, the gross redemption yield (as calculated by the Calculation Agent on the basis set out by the United Kingdom Debt Management Office in the paper "Formulae for Calculating Gilt Prices from Yields" page 4, Section One: Price/Yield Formulae "Conventional Gilts; Double-dated and Undated Gilts with Assumed (or Actual) Redemption on a Quasi-Coupon Date" (published 8th June 1998 and updated on 15th January 2002)) on a semi-annual compounding basis (converted to an annualised yield and rounded, if necessary, to four decimal places with 0.00005 being rounded upwards) of the Benchmark Gilt in respect of that Reset Period, with the price of the Benchmark Gilt for this purpose being the arithmetic average (to four decimal places, rounded as aforesaid) of the bid and offered prices of such Benchmark Gilt quoted by the Reference Dealers at 3:00 p.m. (London time) on the relevant Reset Determination Date on a dealing basis for settlement on the next following London Business Day.

"Fixed Rate Dividend Period" means each period which:

(a) begins on the last Preferred Security Payment Date prior to the Issue Date or on a Fixed Rate Payment Date after the Issue Date but prior to the first Reset Date; and

(b) ends on the day that precedes:

(i) the next Fixed Rate Payment Date to occur; or

(ii) the Exchange Date,

whichever occurs first.

"Fixed Rate Payment Date" means 15 April and 15 October in each year, the first Fixed Rate Payment Date being the first such date after the Issue Date and the last Fixed Rate Payment Date being the first Reset Date.

"Group" means the Bank and its consolidated Subsidiaries.

"Guarantee" means the subordinated guarantee in respect of the Preferred Securities executed by the Bank on 22nd September 2004 as a deed poll.

"Holder" means a person whose name is for the time being registered in the Register as the holder of a Preference Share.

"Insolvency Event" means any of the following events (except where the event is for the purpose of a solvent reconstruction or amalgamation of the Bank):

(a) a proceeding is commenced by the Bank for an order that it be dissolved, wound-up or liquidated or for the appointment of a provisional liquidator or administrator of the Bank;

(b) a proceeding for an order of a kind described in paragraph (a) is commenced by any other person and such proceeding is not discontinued or dismissed within 30 days of having been served on the Bank;

(c) a liquidator, provisional liquidator or administrator is appointed to the Bank and such appointment is not revoked or set aside within 30 days of such appointment; or

(d) a receiver or receiver and manager is appointed to the whole, or substantially the whole of the Bank's property in the exercise of an Encumbrance and such appointment is not revoked or set aside within 30 days of appointment and for this purpose "**Encumbrance**" means any mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security agreement or security arrangement or any other arrangement having the same effect as any of the foregoing of whatsoever nature other than liens arising by operation of law.

"Issue Date" means, in respect of a Preference Share, the later of:

(a) date on which that Preference Share was first issued where the Preference Share is issued fully paid; and

(b) the date on which that Preference Share was fully paid up.

"Issue Price" has the meaning given to that term in clause 1.

"Level 1" and "**Level 2"** have the same meaning as for the purpose of the Capital Adequacy Regulations.

"Liquidation Preference" has the meaning given in clause 5.2.

"London Business Day" means a day, other than Saturday or Sunday, on which banks are open for business in London.

"Make-Whole Redemption Price" means, with respect to a Preference Share, an amount equal to:

(a) the Issue Price, or (if higher)

(b) the price, expressed as a percentage (rounded to four decimal places, 0.00005 being rounded upwards), at which the gross redemption yield as calculated by the Calculation Agent on the basis set out by the United Kingdom Debt Management Office in the paper "Formulae for Calculating Gilt Prices From Yields" page 4, Section One: Price/Yield Formulae "Conventional Gilt; Double-dated and Undated Gilt with Assumed (or Actual) Redemption on a Quasi-Coupon Date" (published on 8th June 1998 and updated on 15th January 2002), on the Preference Shares, if they were to be redeemed, bought back or cancelled (as the case may be) at such price on the third dealing day prior to the date fixed for redemption, buy back or cancellation, would be equal to the gross redemption yield on such dealing day of the Reference Security plus 0.25% on the basis of the middle market price of the Reference Security prevailing at 11:00 am (London time) on such dealing day as determined by the Calculation Agent,

plus, in each case, any Additional Amounts remaining unpaid and the amount of any Dividend (whether or not the Directors have resolved to pay it) calculated from (and including) the Dividend Payment Date immediately prior to the Early Redemption Date (or the Preferred Security Payment Date immediately prior to the Exchange Date, if no Dividend Payment Date has yet occurred or the date of issue of the Preferred Securities, if no Preferred Security Payment Date has yet occurred) to (but excluding) the Early Redemption Date to the extent it is unpaid.

"Optional Dividend" means an optional dividend paid to Holders under clause 2.4.

"Optional Redemption Date" means the First Optional Redemption Date and any subsequent Reset Date as notified in the Exchange Notice.

"Optional Redemption Price" means, with respect to a Preference Share, an amount equal to the Issue Price, plus any Additional Amounts remaining unpaid and the amount of any Dividend (whether or not the Directors have resolved to pay it) calculated from (and including) the Dividend Payment Date immediately prior to the Optional Redemption Date to (but excluding) the Optional Redemption Date to the extent it is unpaid..

"Ordinary Share" means a fully paid ordinary share in the capital of the Bank.

"Parity Obligations" means:

(a) any preference shares issued directly by the Bank before 17th September 2004;

(b) the Preference Shares, the Convertible Debentures and the Guarantee;

(c) any preference shares or other capital instruments issued directly by the Bank and ranking, in a Winding Up of the Bank, *pari passu* with the Bank's obligations under either (i) the Preference Shares, or (ii) the Convertible Debentures and the Guarantee;

(d) any preference shares or other capital instruments issued by a Subsidiary of the Bank or any other entity and entitled to the benefit of any guarantee or support agreement from the Bank ranking, in a Winding Up of the Bank, *pari passu* with the Bank's obligations under the Convertible Debentures and the Guarantee; or

(e) any Permissible Replacement Assets (as defined in the terms and conditions of the Convertible Debentures) or other capital instruments issued by a Subsidiary of the Bank or any other entity which, at the option of such Subsidiary or the Bank, are convertible or exchangeable into Preference Shares (or preference shares or other capital instruments ranking, in a Winding Up of the Bank, *pari passu* with the Bank's obligations under the Preference Shares),

(other than the Preferred Securities or any similar capital instruments issued by an entity whose sole or principal asset consists of any of the above) and which, in any such case, constitute capital instruments capable of being eligible for inclusion as part of the Tier 1 Capital, or its then equivalent, of the Bank (on a Level 1 basis) or the Group (on a Level 2 basis).

"Permissible Replacement" Asset has the same meaning as in the terms and conditions of the Convertible Debentures.

"Pounds Sterling, £ and **penny"** means the lawful currency of the United Kingdom.

"Preference Share" means a non-cumulative, redeemable preference share in the share capital of the Bank issued on these Terms of Issue.

"Preferred Security Payment" means a distribution on a Preferred Security in accordance with its terms.

"Preferred Security Payment Date" means each date on which a Preferred Security Payment is payable in accordance with the terms of the Preferred Securities, whether or not a Preferred Security Payment is paid on that date.

"Preferred Securities" means the Pounds Sterling 6.177% guaranteed non-cumulative step up perpetual preferred securities of Macquarie Capital Funding L.P. and guaranteed on a subordinated basis by the Bank pursuant to the Guarantee.

"Record Date" means:

(a) with respect to a Dividend payable on a Dividend Payment Date, the date which is 11 ASX Business Days before the Dividend Payment Date for

that Dividend or such other date as may be required by ASX from time to time; and

(b) with respect to an Optional Dividend, the date prior to its date of payment as determined by the Bank or such other date as ASX may determine from time to time.

"Reference Dealers" means three brokers of U.K. government gilt edged securities or market makers of U.K. government gilt edged securities chosen by the Calculation Agent.

"Reference Security" means, where the redemption, buy back or cancellation under clauses 3.7 to 3.9 occurs on or before the First Optional Redemption Date, the 8% U.K. Treasury Stock due 2021, or if such security is no longer in issue, such other United Kingdom government security as the Calculation Agent may, with the advice of the Reference Dealers, determine to be appropriate; or where such redemption, buy back or cancellation under clauses 3.7 to 3.9 occurs after the First Optional Redemption Date, such United Kingdom government security having a maturity date on or about the last day of the Reset Period in which such redemption, buy back or cancellation occurs, as the Calculation Agent, with the advice of the Reference Dealers, may determine to be appropriate, in each case for the purposes of determining the Make Whole Redemption Price.

"Register" means the register of Preference Shares maintained by the Bank.

"Regulatory Effect" means the Preference Shares are no longer capital instruments capable of being eligible for inclusion as part of the Tier 1 Capital, or its then equivalent, of the Bank (on a Level 1 basis).

"Regulatory Event" means:

(a) the introduction of, or an amendment or clarification to or change in (or announcement of a prospective introduction of, amendment or clarification to or change in) a law or regulation of Australia or any state or territory thereof or any direction, order, requirement, guideline or statement of APRA which has, or would upon becoming effective have, a Regulatory Effect;

(b) that the Bank has received any written statement, notification or advice from APRA of the occurrence of any act, matter or thing which has, or would upon becoming effective have, a Regulatory Effect; or

(c) the Bank has received an opinion of nationally recognised independent legal counsel in Australia experienced in these matters to the effect that as a result of the occurrence on or after 17th September 2004 of a change in law, regulation or prudential statement or a change in interpretation or application of law, regulation or prudential statement by any legislative body, court, governmental agency or regulatory authority, a Regulatory Effect has occurred or will occur within 90 days of such opinion.

"Related Entity" of an entity, means another entity which is related to the first within the meaning of section 50 of the Corporations Act or is in any economic

entity (as defined in an applicable approved accounting standard) which contains the first and "Related Entities" has a corresponding meaning.

"Relevant Proportion" means, for the purpose of clause 2.11, the amount of Available Profits as of the Record Date divided by the sum of:

(a) the total amount originally scheduled to be paid by way of Dividend on the Preference Shares on the relevant Dividend Payment Date; and

(b) the sum of any interest, dividends or other distributions or payments in respect of other Parity Obligations due and payable on that Dividend Payment Date,

with all such amounts converted where necessary for the purpose of such calculation by the Bank into Australian dollars by reference to the relevant Exchange Rate prevailing (as determined by the Bank) on the relevant Record Date.

"Reporting Year" means each 12 month period ending 31st March or 30th September, or such other period approved by APRA in circumstances where the Bank has changed its reporting period for its financial results.

"Reset Date" means the First Optional Redemption Date and each fifth year anniversary of that date.

"Reset Determination Date" means, in respect of a Reset Period, the day that is five London Business Days prior to the beginning of that Reset Period.

"Reset Dividend Period" means a period which:

(a) in respect of the First Reset Dividend Period:

 (i) if the Issue Date occurs on or before the First Optional Redemption Date, beings on the First Optional Redemption Date; or

 (ii) if the Issue Date occurs after the First Optional Redemption Date, begins on the last Preferred Security Payment Date prior to the Issue Date; and

(b) in respect of each subsequent Reset Dividend Period, begins on a Reset Payment Date, and in each case ends on the day that precedes;

(c) the next Reset Payment Date to occur; or

(d) the Exchange Date,

whichever occurs first.

"Reset Payment Date" means each 15 April and 15 October, the first Reset Payment Date being the first Optional Redemption Date (or the first such date after that date which is after the Issue Date).

"Reset Period" means a period of five years:

(a) from (and including) a Reset Date; and

(b) to (but excluding) the next Reset Date or the Exchange Date, whichever occurs first.

"Reset Rate" means, at any time during a Reset Period, the Five-Year Benchmark Gilt Rate in respect of that Reset Period.

"Special Resolution" means a resolution passed at a separate meeting of Holders by at least 75% of the votes validly cast by Holders in person or by proxy and entitled to vote on the resolution.

"Spot Rate" means, with respect to any specified date, the spot rate as published by the Bank of England on such date or, if that rate ceases to be available, the average of the rates quoted to the Bank or the liquidator of the Bank (as the case may be) by at least three banks selected by the Bank or that liquidator for the purchase of Pounds Sterling with Australian Dollars.

"Subsidiary" of an entity means another entity which is a subsidiary of the first within the meaning of Part 1.2 Division 6 of the Corporations Act or is a subsidiary or otherwise controlled by the first within the meaning of any applicable approved accounting standard and "**Subsidiaries**" has a corresponding meaning.

"Tax Act" means:

(a) the Income Tax Assessment Act 1936 of Australia or the Income Tax Assessment Act 1997 of Australia as the case may be, as amended, and a reference to any section of the Income Tax Assessment Act 1936 of Australia includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 of Australia; and

(b) any other Act setting the rate of income tax payable and any regulation promulgated thereunder.

"Tax Event" means that the Bank has received an opinion of competent tax counsel to the effect that there has been a Tax Law Change on or after 17th September 2004 and that following the occurrence of such Tax Law Change, there is more than an insubstantial risk that the Bank would be exposed to more than a *de minimis* increase in its costs (including a more than *de minimis* increase in further Dividends payable as Additional Amounts) in relation to the Preference Shares as a result of any taxes, duties or other governmental changes.

"Tax Law Change" means:

(a) an amendment to, change in or announced proposed change in any laws, or any regulations under those laws; or

(b) a judicial decision interpreting, applying or clarifying those laws or regulations; or

(c) an administrative pronouncement or action that represents an official position, including a clarification of an official position, of the

governmental authority or regulatory body making the administrative pronouncement or taking any action,

which amendment or change is adopted or which proposed change, decision or pronouncement is announced or which action or clarification occurs on or after 17th September 2004.

"Tier 1 Capital" means the core capital of the Bank (on a Level 1 basis) or the Group (on a Level 2 basis), as the case may be, as defined by APRA for the purposes of the Capital Adequacy Regulations.

"Tier 1 Capital Ratio" means at any time the ratio so prescribed by APRA for the purposes of the Capital Adequacy Regulations.

"Total Capital Ratio" means at any time the ratio so prescribed by APRA for the purposes of the Capital Adequacy Regulations.

"UK and **United Kingdom"** means the United Kingdom of Great Britain and Northern Ireland.

"Winding-Up" means any procedure whereby the Bank may be wound-up, dissolved, liquidated or cease to exist as a body corporate whether brought or instigated by a holder of a Preference Share or any other person, but excludes any Winding-Up which results in there being a successor to the Bank and the obligations under the Preference Shares are assumed by that successor.

11.2 Interpretation

In these Terms of Issue, unless the contrary intention appears:

(a) a reference to a clause is a reference to a clause in the Terms of Issue;

(b) a reference to:

   (i) legislation (including subordinate legislation) or guidelines published by a Government Agency is to that legislation or guidelines as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

   (ii) a document or agreement (including the Constitution and these Terms of Issue), or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

   (iii) a party to any other document or agreement includes a permitted substitute or permitted assign of that party; and

   (iv) any thing includes any part of it;

(c) a singular word includes the plural, and vice versa;

(d) a word which suggests one gender includes the other genders;

(e) if a word is defined, another part of speech has a corresponding meaning;

(f) headings are for convenience only, and do not affect interpretation;

(g) the word "person" includes:

(i) any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity; and

(ii) any executor, administrator, or successor in law of that person.

Schedule - BUY-BACK AGREEMENT

1 Agreement

(a) This agreement is entered into between the Bank and the Holders for the time being of Preference Shares and shall come into force and effect upon the happening of the last to occur of the following events:

(i) the Bank giving an Exchange Notice to each of the Holders that it has determined to buy back the Preference Shares identified in the Exchange Notice; and

(ii) the Bank obtaining all consents (if any) to the Buy-Back which are required to be obtained from the Bank's shareholders or any regulatory authority or other person pursuant to and in the manner required by any applicable law or by the quotation rules of any stock exchange on which the Preference Share are quoted.

(b) The terms and conditions set out in this agreement are of no force and effect unless and until the agreement has become effective under clause 1(a).

2 Buy-Back

Each Seller agrees to sell to the Buyer the Buy-Back Shares on the terms set out in this agreement.

3 Consideration

The Buyer will pay to each Seller in respect of each Buy-Back Share an amount equal to:

(a) if the Buy-Back occurs as a result of a Bank Exchange Notice, the Optional Redemption Price; or

(b) if the Buy-Back occurs as a result of a Bank (Event) Exchange Notice the Make-Whole Redemption Price.

4 Completion

The Buy-Back will be effected on the date specified in the Exchange Notice as the date for completion of the Buy-Back, which will be determined in accordance with the Terms of Issue by the Buyer paying the amount determined under clause 3 to the Seller and the Seller delivering to the Buyer a duly executed transfer of the Buy-Back Shares.

5 Appointment of attorney

By virtue of its holding of the Buy-Back Shares, each Seller irrevocably appoints any director or officer or duly authorised attorney of the Bank (each an Attorney) as the true and lawful attorney of the Seller to execute a transfer to the Buyer in registrable form of the Buy-Back Shares (or such other document by which title to the Buy-Back Shares may be vested in the Buyer) and to give any necessary direction to any other person or take any other action which may be required to facilitate the transfer to the Buyer of the Buy-Back Shares, and agrees that in exercising this power of attorney the Bank or any Attorney shall be entitled to act in the interests of the Bank (or a nominee) as the Buyer of the Buy-Back Shares.

6 Definitions and interpretation

All words and expressions used in this agreement which are defined in the Terms of Issue have the same meaning in this agreement.

"Buy-Back" means, in relation to the Preference Share, the purchase of the Preference Share from the Holder for the time being by the Buyer pursuant to this agreement.

"Buy-Back Shares" means the Preference Shares referred to in the Exchange Notice which are the subject of the Buy-Back under this agreement.

"Buyer" means the Bank or any permitted transferee of the Buy-Back Shares nominated by the Bank to be the purchaser of the Buy-Back Shares.

"Exchange Notice" means a notice given by the Bank to Holders from time to time under clause 3.1 of the Terms of Issue.

"Seller" means each Holder from time to time to whom the Bank gives an Exchange Notice which indicates that Preference Share are to be bought back by the Bank.

"Terms of Issue" means the terms of issue of Preference Share of which this Schedule forms a part.

Macquarie Bank Limited.

File Number: 82-34740


MACQUARIE BANK
Macquarie
New York


MACQUARIE BANK

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).


MACQUARIE
BANK

Agenda

→ Overview

→ Recent performance

→ International growth

→ Risk management

→ Outlook

→ Appendix - update on recent initiatives

3

MACQUARIE BANK

A diversified financial institution

What we do

→ Diversified financial services in Australia

→ Broad investment banking in Asia Pacific

→ Focused businesses in the Americas and Europe

4


MACQUARIE BANK

A diversified financial institution

Key statistics

- → Total assets ~ A$44 billion
- → Assets under management ~ A$63 billion
- → Net profit after tax ~ A$494 million
- → Compound annual growth over a decade:
  - →Revenue ~ 22%
  - →NPAT ~ 21%
  - →Basic EPS ~ 17%
- → Market capitalisation

Macquarie Bank (MBL):	A$7.7b	~25th on ASX
Macquarie Bank listed "family":	A$26.7b	~10th on ASX

Market capitalisation as at 24 September 2004

EPS and share price growth since listing


MACQUARIE BANK
EPS
Share price
A cents
A$
Date
250
200
150
100
50
0
45
40
35
30
25
20
15
10
5
0
1996 1997 1998 1999 2000 2001 2002 2003 2004

Diluted earnings per share. EPS data current to 31 March 2004 and share price up to 24 September 2004.


MACQUARIE BANK
Ownership structure
Retail
28%
Domestic
Institutions &
Corporate Accounts
48%
Staff
4%
International
Institutional
20%
As at 19 August 2004
7


MACQUARIE BANK
Agenda
→ Overview
→ Recent performance
→ International growth
→ Risk management
→ Outlook
→ Appendix - update on recent initiatives
8


MACQUARIE BANK
Profit growth
→ Almost double over 2 years
→ 6.7 times over the decade
(A$m)
500
450
400
350
300
250
200
150
100
50
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
9


MACQUARIE BANK
Income growth
→ Up 30% to A$2.4b year ended March 2004
→ 7 times over the decade
(A$m)
2,500
2,000
1,500
1,000
500
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Income for 2003 and 2004 adjusted to reclassify income and expenses related to infrastructure assets held for resale
10


MACQUARIE BANK
Assets under management growth
→ Up 20% to A$63b year ended March 2004
→ 6.2 times over the decade
→ Australia's 3rd* largest fund manager
(A$b)
70
60
50
40
30
20
10
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
* Rainmaker Information, June quarter 2004, issued September 2004
11


MACQUARIE BANK
Tier 1 eligible capital growth
→ Additional A$875m tier 1 eligible securities raised in September
(A$m)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Tier 1 eligible securities
MIS
Ordinary equity*
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2004^
*Includes ordinary share capital. 1994 to 2003 adjusted for dividend provision ^ Proforma 31 March 2004 adjusted for tier 1 eligible securities
12


MACQUARIE BANK
Where the income comes from
By business segment year ended March 2004
Investment banking 32%
Asset & wealth management 30%
Mergers and acquisitions, advisory and underwriting
Infrastructure, property and other specialist funds
Up 23%
Up 44%
Institutional stockbroking
Retail and wholesale funds management and private client broking
Financial products
Banking and securitised lending
Commodities
Equipment leasing
Equity derivatives
Up 12%
Property lending
Up 35%
FX, futures, treasury and debt markets
Other lending
Lending 14%
Financial markets 24%
13


MACQUARIE BANK
Agenda
→ Overview
→ Recent performance
→ International growth
→ Risk management
→ Outlook
→ Appendix - update on recent initiatives
14


MACQUARIE BANK
International income growth
→ Up 61% to almost A$700m year ended March 2004
→ 31% of total income
(A$m)
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
Excluding earnings on capital
15


MACQUARIE BANK
We are in every major financial centre
North America
381 staff
Europe
319 staff
Asia
656 staff
Seattle
San Jose
San Diego
Vancouver
Chicago
Los Angeles
Houston
Toronto
New York
Memphis
South Carolina
Jupiter
Dublin
London
Paris
Frankfurt
Munich
Vienna
Geneva
Bahrain
Beijing
Tianjin
Shanghai
Seoul
Tokyo
Taiwan
Hong Kong
Bangkok
Manila
Labuan
Kuala Lumpur
Singapore
Jakarta
Sao Paulo
Cape Town
Johannesburg
Auckland
Wellington
Christchurch
South America
18 staff
Africa
21 staff
Australia
4,502 staff
NZ
105 staff
Over 6,000 employees in 23 countries
16


MACQUARIE BANK
Broad investment banking in Asia Pacific
Korea
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Property finance & advisory
→ Infrastructure funds mgt
→ Property funds mgt
→ Securities funds mgt
→ Commodity derivatives
→ Futures broking
→ Financial markets derivatives
→ Leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
→ Financial products
Japan
→ Corporate finance & advisory
→ Property finance & advisory
→ Infrastructure asset mgt
→ Leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
Beijing
→ Corporate finance & advisory
→ Property finance & advisory
Taiwan
→ Institutional stockbroking & research
Leasing
Tianjin
→ Property funds mgt
→ Property development
Shanghai
→ Property finance & advisory
→ Property development
→ Mortgages and securitisation
→ Institutional stockbroking
Hong Kong
→ Corporate finance & advisory
→ Property finance & advisory
→ Property funds mgt
→ Commodity derivatives
→ Cross border leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
→ Financial products
Malaysia
→ Corporate finance & advisory
→ Securities funds mgt
→ Financial products
→ Research
Indonesia, Thailand & The Philippines
→ Institutional stockbroking & research
Full service
Auckland
→ Retail financial services & advisory
→ Securities funds mgt
→ Corporate finance & advisory
→ Leasing
→ Institutional stockbroking & research
→ Financial products
Singapore
→ Corporate finance & advisory
→ Leasing
→ Institutional stockbroking & research
→ Financial products
Wellington
→ Retail financial services & advisory
→ Institutional stockbroking & research
Christchurch
→ Retail financial services & advisory
17


MACQUARIE BANK

ING cash equities acquisition broadens Asian activities

	Sales	Sales trading	Execution	Trading	Research
Hong Kong	✓	✓	✓	✓	✓
Singapore	✓	✓	✓	-	✓
Japan	✓	✓	✓	-	✓
UK/Europe	✓	✓	-	✓	-
Korea	✓	✓	✓	-	✓
Taiwan	✓	✓	✓	-	✓
Thailand	✓	✓	✓	-	✓
Indonesia	✓	✓	✓	-	✓
US	✓	✓	-	✓	-
Philippines	✓	-	✓	-	✓
Malaysia	-	-	✓	-	✓
China	-	-	✓	-	-

18


Focused businesses in the Americas
MACQUARIE BANK
Vancouver
→ Corporate finance & advisory
→ Leasing
Toronto
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Infrastructure funds mgt
→ Leasing
→ Financial products
Seattle
→ Property finance
San Francisco
→ Institutional stockbroking
San Jose
→ Leasing
Los Angeles
→ Property finance
→ Financial products
Palm Springs
→ Golf course residential development
San Diego
→ Leasing
Memphis
→ Mortgages origination (6 additional offices in US)
Houston
→ Energy finance
→ Corporate finance & advisory
Charleston
→ Agricultural commodities trading & structuring
Jupiter
→ Golf course residential development
Boston
→ Leasing
New York
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Infrastructure funds mgt
→ Property investment banking
→ Metals & mining finance, structuring & trading
→ Agricultural commodities marketing, trading & structuring
→ Futures broking
→ Energy markets derivatives marketing
→ Financial products
→ Cross border leasing
→ Institutional stockbroking & research
Chicago
→ Property funds mgt
→ Property investment banking
Sao Paulo
→ Equity derivatives marketing
→ Agricultural commodities marketing, trading & structuring & trade finance
19


Focused businesses in Europe, Africa and the Middle East
MACQUARIE BANK
United Kingdom
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Wholesale property equity raising
→ Infrastructure funds mgt
→ Property funds mgt
→ Securities funds mgt
→ Metals and mining finance, structuring & trading
→ Agricultural commodities
→ Debt markets
→ Futures broking
→ Energy markets derivatives trading
→ Equity derivatives and structured products
→ Securities lending
→ Cross border leasing
→ Leasing
→ Institutional stockbroking & research
France
→ Leasing
→ Institutional stockbroking
→ Corporate advisory & finance
Ireland
→ Leasing
South Africa
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Infrastructure funds mgt
→ Equity derivatives & structured products
→ Capital markets structuring
Germany
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Equity derivatives and structured products
→ Cross border leasing
→ Institutional stockbroking
Austria
→ Corporate finance & advisory
→ Cross border leasing
Switzerland
→ Institutional stockbroking
Bahrain
→ Wholesale property equity raising
20


MACQUARIE BANK
Managing important assets across the globe
USA
Detroit Windsor Tunnel
SR125 South
Parking Company of America Airports
Avports Aviation
California FBOs*
Atlantic Aviation
Michigan Electric Transmission Co.
Chicago Thermal
Macquarie DDR
Macquarie Prologis
Macquarie Countrywide
Macquarie Office
Portugal
Tagus Crossings
Algarve toll road
Norte Litoral toll road
Macquarie Global Property Advisors
UK
M6 Toll
Yorkshire Link
Bristol Airport
Birmingham Airport
South East Water
UK Gas Utility*
Sweden
Arlanda Express
Germany
Warnow Tunnel
Macquarie Global Property Advisors
Belgium
Macquarie Global Property Advisors
Japan
Hakone Turnpike
Schroder Asian properties
Macquarie Global Property Advisors
Canada
407 ETR
AltaLink
Cardinal Power
Chile
Talca-Chillan
Temuco-Rio Bueno
Collipulli-Temuco
Santiago-Talca
Hong Kong, Singapore, China
Schroder Asian properties
Macquarie Global Property Advisors
New Zealand
Macquarie Goodman
Macquarie Countrywide
Africa
N3 toll road
N4 toll road
Bakwena Platinum Corridor
Kilimanjaro Airport (Tanzania)
Airport Co. of SA
ICO Global
Italy
Rome Airport
Genoa Airport
Lamezia Terme Airport
Spain
Autema
Ausol I
Ausol II
Europistas
M45
Artxanda
Radial 4
Macquarie Global Property Advisors
South Korea
Soojungsan Tunnel
Kwangju toll road
Daegu-Busan Expressway
Baekyang Tunnel
Machang Bridge
Kukdong Building
Schroder Asian properties
Macquarie Global Property Advisors
Australia
Gorodok Ethane Pipeline
Adelaide Airport
Asia Pacific Transport
Prospect Water
Electranet SA
Dampier – Bunbury*
Broadcast Australia
Sydney Airport
Macquarie Direct Investment
Reef Networks
Eastern Distributor
M2, M4, M5, Westlink M7
Transtoll
Airtrain Citylink
Multinet
United Energy Distrib.
AlintaGas Networks
Macquarie Countrywide
Macquarie Office
Macquarie Leisure
Macquarie Goodman
Roads Property Airports Communications Utilities Transport services Other
21


MACQUARIE BANK
Agenda
→ Overview
→ Recent performance
→ International growth
→ Risk management
→ Outlook
→ Appendix - update on recent initiatives
22


MACQUARIE
BANK

Risk management philosophy

- Risk is the responsibility of all managers in the Bank
- Significant operating freedom to business heads promotes a sense of responsibility for and ownership of risk
- Senior management allocates significant time to risk issues. Senior management group has been consistent for a long time and focussed on long term
- Independent Risk Management Division (RMD)

23


MACQUARIE
BANK

RMD oversees five explicit risk areas

- Credit Risk
  - Low credit losses over a long period
- Market Risk
  - Principal position taking not significant
- Liquidity Risk
  - Monitored daily
- Operational Risk
  - Reviewed in all new business approvals
  - Reviews more frequent in overseas offices
- Legal & Compliance Risk
  - A business responsibility, but RMD exercises oversight role

24


MACQUARIE
BANK

Managing growth

→ Macquarie has experienced:

→ Bigger volumes, larger transactions, new staff, offshore expansion, new business lines

→ Growth is not new, has been sustained for over 10 years

→ The risk approach and senior management team has been consistent

→ Series of initiatives taken in response to growth over 5 years particularly in operational risk and compliance

25


MACQUARIE
BANK

Managing growth

→ Not all new businesses will be successful so risk commitments start small

→ New initiatives build on existing competencies, or we import them through partners or joint ventures

→ Particular controls and standards in offshore offices include:

→ Frequent management visits, internal audit reviews

→ High and closely monitored level of senior Sydney trained staff

→ Centralised risk management

→ Controls over payments centralised in Sydney

26



MACQUARIE BANK

Equity positions

- → The Bank has been prepared to use its balance sheet to make equity investments for seed assets and to co-invest in funds
- → The relative risk of such positions has decreased over time
  - → The Bank's capital base has grown
  - → The base fees from funds have grown from approx $50m to approx $150m since 2001
  - → The investments are more diversified
  - → Conservative accounting

27



MACQUARIE BANK
Asset risks are diminishing relative to annuity income
On balance sheet specialist funds seed assets and specialist funds base fees
(A$m)
(A$m)
900
800
700
600
500
400
300
200
100
0
160
140
120
100
80
60
40
20
0
Assets include:
- ProLogis US assets
- Broadcast Australia
- 1 Martin Place
Base fees - annual (right hand scale)
Assets include:
- Chicago Thermal
- Atlantic Aviation
- Radio assets
Assets include:
- South East Water
- Michigan Electric Transmission
- Arlanda Express
Seed assets on balance sheet (left hand scale)
Jan 01
Jul 01
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04

28



Major investments September 2004

	Book value at 24 Sep 2004 A$m	Market value at 24 Sep 2004 A$m	Unrealised gain at 24 Sep 2004 A$m
Macquarie Infrastructure Group	10.4	33.9	23.5
Macquarie Goodman Management Ltd	50.5	404.6	354.1
Sydney Futures Exchange	29.9	30.4	0.5
Macquarie Communications Infrastructure Group	111.2	239.9	128.7
Macquarie Airports	216.0	292.0	76.0

29



Agenda

- → Overview
- → Recent performance
- → International growth
- → Risk management
- → Outlook
- → Appendix - update on recent initiatives

30


MACQUARIE
BANK

Current outlook for remainder of 2004/5

- The Bank's businesses have performed well and we are confident of exceeding last year's first half result despite lower performance fees from specialist funds
- Australian and international equities related businesses have performed well
- More confident that the full year result will be in line with prior corresponding period despite lower performance fees and lower profits from asset realisations
- Repeating last year's excellent second half result will be challenging because it benefited from:
  - Very buoyant equity market conditions in Hong Kong
  - Very large profits from asset realisations especially through Macquarie Direct Investment

31


MACQUARIE
BANK

Medium term outlook

- We are well placed due to:
  - Good businesses
  - Diversification
  - Committed quality staff
  - Effective prudential controls
- Expect continued growth in revenue and earnings across most businesses, subject to market conditions not deteriorating materially
- We expect continued good growth in international businesses

32


MACQUARIE
BANK

Agenda

- → Overview
- → Recent performance
- → International growth
- → Risk management
- → Outlook
- → Appendix - update on recent initiatives

33


MACQUARIE
BANK

Calendar year to date

Australia

- → #1 M&A deals completed in 6 months to 30 June 2004 (Thomson Financial)
- → Diversified Utility & Energy Trusts (DUET) managed by 50:50 joint venture with AMP Capital; IPO in August
- → Macquarie Office Trust offer for Principal America Office Trust
- → Acquisition of RG Capital Radio and DMG Regional Radio networks
- → Cash Management Trust passes A$10 billion
- → Wrap funds under administration passes A$12 billion

34



Calendar year to date

Europe

- → Macquarie European Infrastructure Fund launched with initial commitments of €422m
- → Joint venture with Ochtar Capital Partners to form Macquarie Global Property Advisors – private equity property funds management
- → Leader of consortium to purchase £1.2b Wales and the West gas distribution networks in the UK
- → £350m tier 1 eligible capital securities raising. Funds to be used initially to augment US activities

Africa

- → African Infrastructure Investment Fund established; R1200 million raised to date

35



Calendar year to date

USA

- → Acquired US airport services company Atlantic Aviation
- → Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund established – closed-end fund IPO on the New York Stock Exchange
- → Macquarie DDR raised A$280m to fund acquisition of 12 community shopping centres
- → Macquarie ProLogis Trust raised A$74m to fund acquisition of 7 industrial properties
- → Registration statement filed with SEC regarding proposed IPO of US listed infrastructure entity Macquarie Infrastructure Assets Trust

Canada

- → Macquarie Power Income Fund IPO on Toronto Stock Exchange
- → Macquarie Essential Assets Partnership final close with total commitments C$460 million

36


MACQUARIE
BANK

Calendar year to date

Asia

- → Korea Stock Exchange listing of Macquarie's first real estate investment trust (REIT) in Korea
- → Japan Infrastructure Group established with Development Bank of Japan; Hakone Turnpike (Japan) acquired
- → Acquisition of ING's Asian cash equities businesses – Macquarie Securities Asia
- → Korean Road Infrastructure Fund commitments now total KRW1.26 trillion

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release


MACQUARIE
BANK

MACQUARIE INCOME SECURITIES

30 September 2004

Macquarie Bank Limited advises that, following discussions with legal counsel, an appeal will be lodged against the recent judgment in the Federal Court of Australia denying the tax deductibility of interest payments in the period from 1999 to 30 June 2004 by Macquarie Finance Limited in relation to Macquarie Income Securities.

For further information please contact:

Greg Ward, Chief Financial Officer (02) 8232 3087
Dennis Leong, Company Secretary (02) 8232 3273

Macquarie Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

ASX/Media Release


MACQUARIE
BANK

MACQUARIE BANK CONFIDENT OF EXCEEDING LAST YEAR'S FIRST HALF PROFIT RESULT

30 September 2004 – Macquarie Bank Deputy Managing Director Richard Sheppard said today the Bank was confident of exceeding last year's first half profit result in the six months ended September 2004, despite lower performance fees from specialist funds.

Speaking at the Merrill Lynch Australasia Investor Conference in New York, Mr Sheppard said all the Bank's major businesses had performed well in the first half, including Australian and international equities-related businesses.

"We are now more confident that the full year result will be in line with the prior corresponding period despite lower performance fees from specialist funds and lower profits from asset realisations.

"However, repeating last year's excellent second half result will be challenging because it benefited from very buoyant equity market conditions in Hong Kong and very large profits from asset realisations, especially through Macquarie Direct Investment," he said.

Mr Sheppard said in the medium term Macquarie Bank was well placed due to good businesses, diversification, committed quality staff and effective prudential controls.

The Bank expects continued good growth in revenue and earnings across most businesses over the medium term, subject to market conditions not deteriorating

materially, and its international businesses are expected to experience continued good growth.

Mr Sheppard noted that the Bank has maintained a consistent and rigorous risk management process over the last decade, in which its profit has grown by 6.7 times. Total staff numbers had now grown to approximately 6,000, of which 1,500 are now located outside Australia.

For further information please contact

Dennis Leong, Macquarie Bank Investor Relations,	612 8232 3273
Matthew Russell, Macquarie Bank Public Relations,	612 8232 4102